__________, 2012

Shareholders of Yucheng Technologies Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Yucheng Technologies Limited (the “Company”) to be held on ____________, 2012 at __:____ (Beijing time). The meeting will be held at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to approve the agreement and plan of merger dated August 13, 2012 (the “merger agreement”) among the Company, New Sihitech Limited, a British Virgin Islands company wholly owned by Mr. Weidong Hong, our chairman and chief executive officer (“Parent”), and New Sihitech Acquisition Limited, a British Virgin Islands company wholly owned by Parent (“Merger Sub”), and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement. Under the terms of the merger agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company after the merger (the “merger”).

If the merger is approved by the requisite percentage of the Company’s shareholders and completed, each of the Company’s outstanding ordinary shares, other than Excluded Shares, will be cancelled in exchange for the right to receive $3.90 per share in cash without interest and net of any applicable withholding taxes. “Excluded Shares” include (a) the shares owned by Mr. Hong and his affiliate Sihitech Company Limited, which will be cancelled for no consideration (“Founder Shares”), (b) the shares owned by certain employees, officers and other shareholders of the Company, including Yun Shi, Dong Wang, Hong Wu, Weihua Hong, Steve Shiping Dai, Xun Yang, Chun Zheng, Lijing Ren, Yanmei Wang, Danhui Ma, Rebecca B. Le and Xinmin Yu (collectively, the “Rollover Shareholders”), which will remain outstanding and survive the merger (the “Rollover Shares”) and (c) any shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended (the “BVI Business Companies Act”), which will be cancelled for their fair or other agreed value as described in more detail below (the “Dissenting Shares”). The Founder Shares, together with the Rollover Shares, constitute approximately 33.9% of the Company’s total outstanding shares. Mr. Hong, Sihitech Company Limited, Parent, Merger Sub and the Rollover Shareholders are collectively referred to herein as the “Buyer Group”. The Buyer Group collectively owns approximately 7,017,627 shares, constituting approximately 35.1% of the Company’s total outstanding shares.

If the merger is completed, each share of restricted stock awarded under the Company’s 2006 Performance Equity Plan, other than (a) shares of restricted stock granted to Mr. Hong, which will be cancelled for no consideration and (b) shares of restricted stock granted to the Rollover Shareholders, which will be vested at the effective time of the merger and remain outstanding, shall, upon completion of the merger and without any action on the part of the owner of the restricted stock, be cancelled and converted into and thereafter evidence the right to receive $3.90 in cash without interest, net of any applicable withholding taxes.

If the merger is completed, the Company would become a privately-held company, beneficially owned by the Buyer Group. As a result of the merger, the Company’s shares will no longer be listed on the Nasdaq Global Select Market.

An independent committee of the board of directors of the Company (the “independent committee”), composed solely of directors unrelated to management of the Company or the Buyer Group, reviewed and considered the terms and conditions of the merger agreement and the transactions contemplated by the merger agreement, including the merger. The independent committee unanimously determined that (a) the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, and in the best interests of, the Company and its unaffiliated shareholders and (b) recommended that the board of directors of the Company approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The board of directors of the Company, after carefully considering all relevant factors, including the unanimous determination and recommendation of the independent committee, (a) determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair to, and in the best interests of, the Company and its shareholders unaffiliated with the Buyer Group, and declared it advisable to enter into the merger agreement, (b) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and (c) recommended that the Company’s shareholders vote FOR the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Our board of directors unanimously recommends that you vote FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, FOR the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement and FOR the proposal to instruct the chairman of the extraordinary general meeting to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval of the merger agreement in the event that there are insufficient proxies received to pass the resolutions during the extraordinary general meeting.

The accompanying proxy statement provides detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the Securities and Exchange Commission (“SEC”), which are available for free at the SEC’s website www.sec.gov.

Your vote is very important, regardless of the number of shares you own. The merger cannot be completed unless the merger agreement and transactions contemplated by the merger agreement including the merger are approved by an affirmative vote of shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting. Even if you plan to attend the extraordinary general meeting in person, we request that you sign, date and submit your proxy, in accordance with the instructions set forth on the proxy card, as promptly as possible. The deadline to lodge your proxy card is _____, 2012 at ______ (Beijing time). The proxy card is the “instrument appointing a proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, in accordance with the Company’s articles of association.

If your shares are held in “street name” by your bank, broker, or other nominee, your bank, broker, or other nominee will be unable to vote your shares without instructions from you. You should instruct your bank, broker, or other nominee to vote your shares in accordance with the procedures provided by your bank, broker, or other nominee.

Shareholders who elect to dissent from the merger will have the right to seek appraisal and payment of the fair value of their shares if the merger is completed, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger, including a statement that such shareholder proposes to demand payment for his or her shares if the merger is approved, and subsequently comply with all procedures and requirements of Section 179 of the BVI Business Companies Act for the exercise of appraisal rights, which is attached as Annex C to the accompanying proxy statement. The fair value of their shares as determined under that statute could be more than, the same as, or less than the merger consideration they would receive pursuant to the merger agreement if they do not exercise appraisal rights with respect to their shares.

Dissenters’ rights are available only to registered holders of shares. If you hold any shares in “street name,” you are considered the beneficial owner but not the “registered holder” of such shares. Therefore, if you hold any shares in “street name” and wish to exercise dissenters’ rights, you must arrange for such shares to be registered in your name, certify that you have not given and will not give, directly or indirectly voting instructions as to the shares before _____, 2012 at ______ (Beijing time) and become a registered holder of shares by the close of business in the British Virgin Islands on _______, 2012. Thereafter, such registered holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the shares under Section 179 of the BVI Business Companies Act.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance voting your shares, please call ___________, the firm assisting us with this proxy solicitation, at ___________ or toll free at ___________.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

Yingjun Li	Weidong Hong
On behalf of the Independent Committee	Chairman of the Board

The proxy statement is dated _________, 2012, and is first being mailed to the shareholders on or about _________, 2012.

Yucheng Technologies Limited

Beijing Global Trade Center, Tower D, Floor 9

36 North Third Ring Road East

Dongcheng District, Beijing 100013

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on ________, 2012

Dear Shareholder:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of Yucheng Technologies Limited (the “Company”) will be held on _________, 2012 at _______ a.m., Beijing time, at our offices located at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Only registered holders of outstanding ordinary shares of the Company (the “shares”) at the close of business on _________, 2012 or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment or postponements thereof. At the meeting, you will be asked to consider and vote:

•	as resolutions:

THAT the agreement and plan of merger dated August 13, 2012 (the “merger agreement”), among New Sihitech Limited (“Parent”), New Sihitech Acquisition Limited (“Merger Sub”) and the Company (a copy of which is attached as Annex A to the proxy statement accompanying this notice of extraordinary general meeting and will be produced and made available for inspection at the extraordinary general meeting), and the transactions contemplated by the merger agreement, including the merger, be and are hereby approved by the Company;

THAT the directors of the Company be, and are hereby, authorized to do all things necessary to give effect to the merger agreement; and, if necessary

THAT the chairman of the extraordinary general meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of the independent committee of the board of directors of the Company composed solely of directors unrelated to any of the management members of the Company or any member of the “Buyer Group”, our board of directors recommends that you vote “for” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, “for” the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement, and “for” the proposal to instruct the chairman of the extraordinary general meeting to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

A list of the shareholders of the Company will be available at its principal executive offices at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

The Buyer Group, comprised of Parent, Merger Sub, Mr. Weidong Hong and his affiliate, Sihitech Company Limited, together with Hong Wu, Yun Shi, Dong Wang, Steve Shiping Dai, Rebecca B. Le, Chun Zheng, Xun Yang, Weihua Hong, Lijing Ren, Yanmei Wang, Danhui Ma and Xinmin Yu (collectively, the “Rollover Shareholders”), owns approximately 35.1% of the Company’s total outstanding shares. Parent, Mr. Hong, his affiliate, Sihitech Company Limited, and certain of the Rollover Shareholders have agreed under a voting agreement to vote (or cause to be voted) 5,821,384 shares they own (constituting an aggregate of approximately 29.1% of the Company’s total outstanding shares) in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger. The merger cannot be completed unless the merger agreement and the transactions contemplated by the merger agreement, including the merger, are approved by an affirmative vote of shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting. Given the Buyer Group’s share ownership and based on ___ shares outstanding on the share record date, ___ shares owned by the shareholders not related to the Buyer Group (the “unaffiliated shareholders”), constituting approximately ___% of the total outstanding shares owned by the unaffiliated shareholders, must be voted in favor of the merger for the merger to be approved, assuming all unaffiliated shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

Even if you plan to attend the extraordinary general meeting in person, we request that you sign, date and submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. The deadline to lodge your proxy card is on ________, 2012 at ___:_____, Beijing time. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, in accordance with the Company’s articles of association.

If your shares are held in “street name” by your bank, broker, or other nominee, your bank, broker, or other nominee will be unable to vote your shares without instructions from you. These non-voted shares are referred to as “broker non-votes.” Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the merger is approved. You should instruct your bank, broker, or other nominee to vote your shares in accordance with the procedures provided by your bank, broker, or other nominee. Submitting a proxy by mailing the enclosed proxy card in a timely manner will ensure your shares are represented at the special meeting. Please review the instructions in the accompanying proxy statement and the enclosed proxy card or the information forwarded by your bank, broker, or other nominee regarding the voting of your shares.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your shares in person. Please note, however, that if your shares are held in “street name” by your bank, broker, or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from your bank, broker or other nominee a proxy issued in your name.

If you receive more than one proxy card because you own shares that are registered in different names, please vote all of your shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

When proxies are properly dated, executed and returned by holders of shares, the shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal.

If you elect to dissent from the merger, you will have the right to seek appraisal and payment of the fair value of their shares if the merger is completed, but only if you deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger, including a statement that such shareholder proposes to demand payment for his or her shares if the merger is approved, and subsequently comply with all procedures and requirements of Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended with respect to the exercise of appraisal rights, a copy of which is attached as Annex C to the accompanying proxy statement. The fair value of your shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to merger agreement if you do not exercise appraisal rights with respect to your shares.

Dissenters’ rights are available only to registered holders of shares. If you hold any shares in “street name,” you are considered the beneficial owner but not the “registered holder” of such shares. Therefore, if you hold any shares in “street name” and wish to exercise Dissenters’ Rights, you must arrange for such shares to be registered in your name, certify that you have not given and will not give, directly or indirectly voting instructions as to the shares before _____, 2012 at ______ (Beijing time) and become a registered holder of shares by the close of business in the British Virgin Islands on _______, 2012. Thereafter, such registered holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the shares under Section 179 of the BVI Business Companies Act.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance voting your shares, please call _______, the firm assisting us with this proxy solicitation, toll free at _____(or _________ outside the United States).

The merger agreement and the merger are described in the accompanying proxy statement. A copy of the merger agreement is included as Annex A to the accompanying proxy statement. We urge you to read the entire proxy statement carefully.

Notes:

1.        Where there are joint holders of any share any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the extraordinary meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding. Several executors or administrators of a deceased shareholder in whose name any share stands shall be deemed joint holders thereof.

2.        The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same. In the case of a proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorized to sign such proxy on behalf of the corporation without further evidence of the facts.

3.        A proxy need not be a member (registered shareholder) of the Company.

4.        A proxy card that is not deposited in the manner permitted shall be invalid.

5.        A vote given in accordance with the terms of a proxy card shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at its office (or such other place as may be specified for the delivery of the proxy card in the notice convening the meeting or other document sent therewith) two hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the proxy is used.

By Order of the Board of Directors,

Weidong Hong
Chairman of the Board of Directors and Chief Executive Officer

Beijing, China

Dated: _______, 2012

i

SUMMARY TERM SHEET

This “Summary Term Sheet,” together with the “Questions and Answers about the Extraordinary General Meeting and the Merger,” highlights selected information contained in this proxy statement regarding the merger and may not contain all of the information that may be important to your consideration of the merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 92. In this proxy statement, the terms “we,” “us,” “our,” and the “Company” refer to Yucheng Technologies Limited and its subsidiaries. All references to the Rollover Shareholders refer to Yun Shi, Dong Wang, Hong Wu, Weihua Hong, Steve Shiping Dai, Xun Yang, Chun Zheng, Lijing Ren, Yanmei Wang, Danhui Ma, Rebecca B. Le and Xinmin Yu. All references to the Buyer Group refer to Mr. Weidong Hong, his affiliate, Sihitech Company Limited, Parent, Merger Sub and the Rollover Shareholders. All references to “dollars” and “$” in this proxy statement are to U.S. dollars. All references to “RMB” in this proxy statement are to Renminbi, the legal currency of China. Unless otherwise specified, all references to “shares” in this proxy statement are made to outstanding ordinary shares of the Company.

The Parties Involved in the Merger

The Company

We are a leading provider of information technology, or IT, software, solutions and services to China’s banking sector. Our Software & Solutions business enables our clients to establish and maintain IT platforms to better manage their operations and serve their customers’ needs. We develop and deliver an extensive suite of technology via our Software & Solutions business, which we believe are best in class in the Chinese market, and are tailored toward specific functional needs of our clients. Software & Solutions provides critical functionality required in China’s banking industry, including Channel Solutions, Management Solutions and Business Solutions.

Our principal executive offices are located at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China, and our telephone number at this address is +86 10 5913 7700. Our registered office in the British Virgin Islands is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

For a description of our history, development, business and organizational structure, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 92 for a description of how to obtain a copy of our Annual Report.

Parent

New Sihitech Limited (“Parent”), a business company organized under the laws of the British Virgin Islands and wholly beneficially owned by Mr. Hong, was formed solely for the purpose of entering into the merger agreement, arranging the financing for the merger agreement, and owning Mr. Hong’s shares in the Company after the merger. The business address of Parent is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. The business telephone number for Parent is +86 10 5913-7700.

Mr. Weidong Hong is the sole director of Parent.

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Merger Sub

New Sihitech Acquisition Limited (“Merger Sub”), a business company organized under the laws of the British Virgin Islands and wholly owned by Parent, was formed solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. The business address of Merger Sub is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. The business telephone number for Merger Sub is +86 10 5913-7700.

Mr. Hong is the sole director of Merger Sub.

Mr. Weidong Hong and Sihitech Company Limited

Weidong Hong

Mr. Weidong Hong is the chairman of the board of directors and the chief executive officer of the Company. During the five years preceding the date of this filing, Mr. Hong has not assumed any other material occupation, position, office or employment with any other corporations or organizations, other than those listed herein. Mr. Hong’s address is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. Mr. Hong’s business telephone number is +86 10 5913-7700. He is a citizen of the PRC.

Sihitech Company Limited

Sihitech Company Limited, an investment holding company organized under the laws of the British Virgin Islands and wholly owned by Mr. Hong, was formed principally to hold, transact or otherwise deal in the securities of the Company. Its registered office is at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Its business telephone number is +86 10 5913-7700.

Mr. Hong is the sole director of Sihitech Company Limited.

The Rollover Shareholders

Yun Shi

Ms. Yun Shi is and has been an operational manager at Beijing Aikang Medical Investment Holding Group (“Beijing Aikang Medical”), a company primarily engaged in health sector investments, securities fund investments, hotel and catering services and property development, for the past five years. Ms. Shi’s business address is 3/F, No. 21 Jia, Anxiang Li, Chaoyang District, Beijing 100101, PRC. Her telephone number is +86 10 6208 0278. She is a citizen of the PRC.

Hong Wu

Ms. Hong Wu is the wife of Mr. Weidong Hong, and has been an operational manager at the Company for the past five years. Her business address is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. Her telephone number is +86 10 5913 7700. She is a citizen of the PRC.

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Dong Wang

Mr. Dong Wang is and has been an operational manager at Beijing Aikang Medical for the past five years. Mr. Wang’s business address is 3/F, No. 21 Jia, Anxiang Li, Chaoyang District, Beijing 100101, PRC. His telephone number is +86 10 6208 0278. He is a citizen of the PRC.

Steve Shiping Dai

Mr. Steve Shiping Dai is and has been the chief financial officer of the Company since May 2009. From June 2007 to April 2009, he was the chief financial officer of Beyondsoft Limited, one of the leading information technology outsourcing companies in China. His business address is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. His telephone number is +86 10 5913 7700. He is a citizen of the USA.

Rebecca B. Le

Ms. Rebecca B. Le is the wife of Mr. Dai and has served as the president of Far East Energy (Bermuda) Corporation since 2010. From 2007 to 2010, she was the chief financial officer and vice president – government relations of Far East Energy (Bermuda) Corporation, a company engaged in energy exploration in China. Her business address is Tian Yuan Gang Center, Unit A, 30/F, No. 2 Bing, North Road East Third Ring, Chaoyang District, Beijing 100027, PRC. Her telephone number is +86 10 8441 7634. She is a citizen of the USA.

Chun Zheng

Mr. Chun Zheng is and has been a senior vice president at the Company since January 2011. Prior to that, he served as a project director of the Company. His business address is F/9, Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. His telephone number is +86 10 5913 7700. He is a citizen of the PRC.

Xun Yang

Mr. Xun Yang is and has been a strategic account sales manager at the Company since January 2008. Prior to joining the Company, he was a project manager at Dalian NCL Software Group Co., Ltd., a developer and supplier of information technology, from July 1998 to December 2007. His business address is F/9, Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. His telephone number is +86 10 5913 7700. He is a citizen of the PRC.

Weihua Hong

Ms. Weihua Hong is a cousin of Mr. Hong, and has been a sales officer at the Company for the past five years. Her business address is Entrance 206, Building 28, Guanri Road, Software Park II, Siming District, Xiamen 361008, PRC. Her telephone number is +86 10 5913 7700. She is a citizen of the PRC.

Lijing Ren

Mr. Lijing Ren is and has been a senior vice president at the Company since April 2008. Prior to joining the Company, he was a general manager at Beijing DHC Beimei Technology Co., Ltd., a provider of application software products, from April 2006 to December 2008. His business address is F/9, Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. His telephone number is +86 10 5913 7700. He is a citizen of the PRC.

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Danhui Ma

Ms. Danhui Ma is the wife of Xun Yang and has been an employee of Beijing Tianhai Real Estate Development Limited since March 2010. Beijing Tianhai Real Estate Development Limited is a private company engaged in property development. Prior to joining Beijing Tianhai Real Estate Development Limited, she was a homemaker from January 2009 to February 2010 and an administrative staff at Liaoning Securities, a securities company, from January 2003 to December 2008. Her business address is Room 701, Building 101, No. 101 Jixiang Li, Chaowai Avenue, Chaoyang District, Beijing 100020, PRC. Her telephone number is +86 186 1838 0987. She is a citizen of the PRC.

Yanmei Wang

Ms. Yanmei Wang is and has been a vice president at the Company for the past five years. Her business address is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. Her telephone number is +86 10 5913 7700. She is a citizen of the PRC.

Xinmin Yu

Ms. Xinmin Yu is and has been an operational manager at the Company for the past five years. Her business address is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. Her telephone number is +86 10 5913 7700. She is a citizen of the PRC.

During the past five years, none of the persons listed above, or any of the directors and executive officers of the Filing Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger (Page 62)

You are being asked to vote to approve the agreement and plan of merger dated August 13, 2012 among the Company, Parent and Merger Sub (the “merger agreement”), pursuant to which, once the merger agreement is approved by the requisite vote of the shareholders of the Company and the other conditions to the completion of the transactions contemplated by the merger agreement are satisfied or waived in accordance with the terms of the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “merger”). The Company will continue to do business under the name “Yucheng Technologies Limited” following the merger. The merger is a “going private” transaction with Mr. Hong, the chairman of our board of directors and the chief executive officer of the Company, Sihitech Company Limited and the Rollover Shareholders. At the effective time of the merger, Parent will be 100% beneficially owned by Mr. Hong. The Company, as the surviving company in the merger, will be 100% beneficially owned by the Buyer Group following the merger. If the merger is completed, the Company will cease to be a publicly traded company. A copy of the merger agreement is attached as Annex A to this proxy statement. You should read the merger agreement in its entirety because it, and not this proxy statement, is the legal document that governs the merger.

Merger Consideration (Page 62)

If the merger is approved by the requisite percentage of the Company’s shareholders and completed, each of our shares, other than the Excluded Shares as described below, will be cancelled in exchange for the right to receive the per share merger consideration of $3.90 in cash without interest, net of any applicable withholding taxes. The shares owned by Mr. Hong and his affiliate, Sihitech Company Limited (the “Founder Shares”), which constitute approximately 15.0% of the Company’s total outstanding shares, will be cancelled for no consideration. Certain shares owned by the Rollover Shareholders (the “Rollover Shares”), which constitute approximately 18.9% of the Company’s total outstanding shares, will not receive any merger consideration and will remain outstanding and survive the merger. Any shares owned by holders who have validly exercised and have not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act (the “Dissenting Shares”) will be cancelled for their fair or other agreed value as described in more detail below. The Dissenting Shares, together with the Founder Shares and the Rollover Shares, are referred to as the “Excluded Shares”. Cash distributions to holders of shares (other than the Excluded Shares) is conditioned on the merger being completed and will be paid by Parent, which at the effective time of the merger, will be 100% beneficially owned by Mr. Hong.

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Treatment of Share Options and Restricted Stock (Page 63)

The Company has no outstanding share options under the Company’s 2006 Performance Equity Plan (the “Company Option Plan”). If the merger is completed, each share of restricted stock under the Company Option Plan, other than (a) shares of restricted stock granted to Mr. Hong, which will be cancelled for no consideration and (b) shares of restricted stock granted to the Rollover Shareholders, which will be vested at the effective time of the merger and remain outstanding, shall, upon completion of the merger and without any action on the part of the owner of the restricted stock, be cancelled and converted into and thereafter evidence the right to receive $3.90 in cash without interest, net of any applicable withholding taxes.

Share Record Date; Shares Entitled to Vote (Page 59)

You are entitled to vote at the extraordinary general meeting if you have shares registered in your name at the close of business in the British Virgin Islands on ________, 2012, the share record date for voting at the extraordinary general meeting. As of the share record date, ___ shares were issued and outstanding and held by approximately ___ holders of record. If you are the registered holder of shares at the close of business in the British Virgin Islands on the share record date, the deadline for you to lodge your proxy card and vote is ________, 2012 at ___:___, Beijing time. Each outstanding share on the share record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. See “—Voting Information” below.

Shareholder Vote Required to Approve the Merger Agreement (Page 59)

Under the terms of the merger agreement, approval of the merger agreement requires the affirmative vote of shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Based on the number of shares outstanding on the record date, approximately ___ shares must be voted in favor of the merger for the merger to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

The Buyer Group collectively owns 7,017,627 shares, constituting approximately 35.1% of the Company’s total outstanding shares. Accordingly, based on the number of shares outstanding on the share record date, ___ shares owned by the shareholders not related to the Buyer Group (the “unaffiliated shareholders”), constituting approximately ___% of the total outstanding shares owned by the unaffiliated shareholders, must be voted in favor of the merger for the merger to be approved, assuming all unaffiliated shareholders will be present and voting in person or by proxy at the extraordinary general meeting. Certain members of the Buyer Group have agreed, pursuant to a voting support agreement dated August 13, 2012 (the “voting agreement”), to vote 5,821,384 shares, constituting approximately 29.1% of the Company’s total outstanding shares, in favor of the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, at any shareholders’ meeting of the Company.

If your shares are held in “street name” by your bank, broker or other nominee, your bank, broker or other nominee will be unable to vote your shares without instructions from you. These non-voted shares are referred to as “broker non-votes.” You should instruct your bank, broker, or other nominee to vote your shares in accordance with the procedures provided by your bank, broker, or other nominee.

Voting Information (Page 59)

Before voting your shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your shares can be voted at the extraordinary general meeting, please complete the accompanying proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is _____, 2012 at __:_____ (Beijing time). If your shares are held in “street name” by your bank, broker or other nominee, your bank, broker or other nominee will be unable to vote your shares without instructions from you. You should instruct your bank, broker or other nominee to vote your shares in accordance with the procedures provided by your bank, broker or other nominee.

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Appraisal Rights (page 55)

Shareholders who dissent from the merger will have the right to seek appraisal and payment of the fair value of their shares if the merger is completed, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger, including a statement that such shareholder proposes to demand payment for his or her shares if the merger is approved, and subsequently comply with all procedures and requirements of Section 179 of the BVI Business Companies Act regarding the exercise of appraisal rights. The fair value of your shares as determined under that statute could be more than, the same as, or less than the merger consideration they would receive pursuant to the merger agreement if they do not exercise appraisal rights with respect to their shares.

Dissenters’ rights are available only to registered holders of shares. If you hold any shares in “street name,” you are considered the beneficial owner but not the “registered holder” of such shares. Therefore, if you hold any shares in “street name” and wish to exercise dissenters’ rights, you must arrange for such shares to be registered in your name, certify that you have not given and will not give, directly or indirectly voting instructions as to the shares before _____, 2012 at ______ (Beijing time) and become a registered holder of shares by the close of business in the British Virgin Islands on _______, 2012. Thereafter, such registered holders must comply with the procedures and requirements for exercising Dissenters’ Rights with respect to the shares under Section 179 of the BVI Business Companies Act.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex C to this proxy statement carefully and to consult your BVI legal counsel if you desire to exercise your appraisal rights.

Purposes and Effects of the Merger (page 34)

The purpose of the merger is to enable the Buyer Group to acquire 100% control of the Company in a transaction in which the outstanding shares other than the Excluded Shares will be cashed out for $3.90 per share. The Buyer Group will bear the rewards and risks of the ownership of the Company after the merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the merger will allow Mr. Hong to increase his investment in the Company through his ownership of Parent and continue his leadership role of the surviving company. Immediately after the completion of the merger, the Company will be beneficially owned 100% by the Buyer Group. Please see “Special Factors — Purpose and Reasons of the Buyer Group for the Merger” beginning on page 34 for additional information.

The Company’s shares are currently listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “YTEC.” It is expected that, immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately held company beneficially owned by the Buyer Group. In addition, the registration of the shares under the Exchange Act will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to U.S. federal securities laws applicable to public companies, including the Sarbanes-Oxley Act (“SOX”).

Plans for the Company after the Merger (Page 47)

Following the completion of the merger, the Buyer Group anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly traded company and will instead be beneficially owned by the Buyer Group.

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Following the completion of the merger, the Company will no longer be subject to the Exchange Act and NASDAQ compliance and reporting requirements and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

The Buyer Group has advised the Company that, except for the transactions contemplated by the merger agreement, the Buyer Group does not have any current plans, proposals or negotiations that relate to or would result in any of the following:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or

•	any other material changes in the Company’s business, including with respect to the Company’s corporate structure or business.

Recommendations of the Independent Committee and the Board of Directors (Page 25)

The independent committee unanimously (a) determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is fair to, and in the best interests of, the Company and its unaffiliated shareholders, and (b) recommended that our board of directors approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. Based in part on the unanimous recommendation of the independent committee, our board of directors determined that the merger is fair to, and in the best interests of, the Company and its unaffiliated shareholders, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. ACCORDINGLY, OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER.

The primary benefits of the merger to the Company’s unaffiliated shareholders include, without limitation, (a) the receipt by such shareholders of $3.90 per share in cash, which will be financed from the set of commitments as set forth under the caption “Financing of the Merger” in this proxy statement, representing a premium of approximately 26.6% to the closing price of the shares on NASDAQ on May 18, 2012 and 43.4% over the Company’s 90-trading day volume weighted average price on May 18, 2012, the last trading day prior to the Company’s announcement on May 21, 2012 that it had received a “going private” proposal and (b) the avoidance of the risks associated with any possible decrease in our future revenues and free cash flow, growth or value following the merger.

The primary detriments of the merger to the Company’s unaffiliated shareholders include, without limitation, (a) such shareholders will no longer benefit from the possible increase in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the shares, if any; and (b) in general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

To the extent known by each Filing Person after making reasonable inquiry, except as set forth under “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” and “The Extraordinary General Meeting—Our Board’s Recommendation,” no executive officer, director or affiliate of the Company or such Filing Person has made a recommendation either in support of or opposed to the transaction.

Except as set forth under “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” and “Special Factors—Opinion of Roth, the Independent Committee’s Financial Advisor,” no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

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Position of Buyer Group as to the Fairness of the Merger (Page 31)

Each member of the Buyer Group believes that the merger is fair to the unaffiliated shareholders. Their belief is based upon the factors discussed under the caption “Special Factors — Position of the Buyer Group as to the Fairness of the Merger” beginning on page 31.

Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Group’s views as to the fairness of the merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger.

Financing of the Merger (Page 48)

The Buyer Group estimates that approximately $51 million will be required to pay the aggregate merger consideration, assuming no exercise of appraisal rights by shareholders of the Company. The Buyer Group expects to fund this amount through a combination of the following: (a) the proceeds from issuance by Parent of exchangeable notes (the “Everbright Notes”), in an aggregate amount of $48 million, to CSOF FinTech Limited and CEL FinTech Limited, both affiliates of China Everbright Investment Management Ltd. (together with such affiliates, “Everbright”), pursuant to a subscription agreement dated as of August 13, 2012 between Parent, Mr. Hong and Everbright (the “subscription agreement”) and (b) the proceeds from a cash investment in shares of Parent by Mr. Hong, in an amount of approximately $3.594 million , pursuant to an equity commitment letter from Mr. Hong to Parent (the “equity commitment letter”). Please see “Special Factors — Financing” beginning on page 48 for additional information.

The financing under the subscription agreement is subject to the satisfaction or waiver of conditions customary in similar transactions. Please see “Special Factors—Financing” beginning on page 48 for additional information.

Limited Guaranty (Page 50)

Mr. Hong has agreed to guarantee the obligation of Parent to pay, under certain circumstances set forth in the merger agreement, a reverse termination fee to the Company. Please see “The Merger Agreement and Plan of Merger—Termination Fees” beginning on page 75 for a discussion of circumstances under which the termination fee may become payable by Parent. Please see “Special Factors—Limited Guaranty” beginning on page 50 for more information regarding the limited guaranty.

Share Ownership of the Company Directors and Officers and Voting Commitments (Page 83)

As of the date of this proxy statement, Mr. Hong, the chairman of our board of directors and our chief executive officer, together with his affiliate, Sihitech Company Limited, owns approximately 15.0% of our shares. Mr. Dai, our chief financial officer, owns approximately 0.7% of our shares. Please see “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 83 for additional information.

Pursuant to the voting agreement, Mr. Hong and Mr. Dai have agreed to vote their shares in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, at any shareholders’ meeting of the Company.

Opinion of Roth, the Independent Committee’s Financial Advisor (Page 37)

On August 9, 2012, ROTH Capital Partners, LLC. (“Roth”) rendered an oral opinion to the independent committee (which was confirmed in writing by delivery of Roth’s written opinion dated the same date), as to the fairness, from a financial point of view, of the $3.90 per share merger consideration to be received by holders of the shares (other than the Excluded Shares) in the merger, as of August 9, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Roth in preparing its opinion.

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Roth’s opinion was directed to the independent committee and only addressed the fairness from a financial point of view of the consideration to be received by holders of the shares (other than the Excluded Shares) in the merger, and does not address any other aspect or implication of the merger. Roth’s opinion does not address the relative merits of the merger as compared to any alternative business strategies that might exist for the Company. The summary of Roth’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Roth in preparing its opinion. We encourage holders of the shares to read carefully the full text of Roth’s written opinion. However, neither Roth’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute advice or a recommendation to the independent committee, the board of directors or any holder of the shares as to how to act or vote with respect to the merger. Please see “Special Factors — Opinion of Roth, the Independent Committee’s Financial Advisor” beginning on page 37 for additional information.

Acquisition Proposals (Page 70)

From the date of the merger agreement until the effective time, or, if earlier, the termination of the merger agreement, neither the Company nor its subsidiaries nor any officer or director of the Company or any of its subsidiaries will, directly or indirectly, (a) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any acquisition proposal or (b) otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

Prior to obtaining the required shareholder approval of the merger agreement, the Company may, (a) after its receipt of an unsolicited acquisition proposal from any person, contact such person to clarify and understand the terms and conditions of such unsolicited acquisition proposal so as to determine whether such unsolicited acquisition proposal constitutes or could reasonably be expected to result in a superior proposal, (b) provide information in response to a request by any person who has made such unsolicited acquisition proposal that our board of directors believes in good faith to be bona fide if the Company receives from such person an executed confidentiality agreement containing terms at least as restrictive as those contained in the confidentiality clause of the merger agreement; (c) engage or participate in any discussions or negotiations with any person who has made such an unsolicited acquisition proposal; or (d) approve, recommend, or declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an unsolicited acquisition proposal. In each such case referred to in (b) or (c) above, the board of directors of the Company must have determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such unsolicited acquisition proposal either constitutes a superior proposal or is reasonably likely to result in a superior proposal. In the case referred to in (d) above, the board of directors of the Company must have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such unsolicited acquisition proposal is a superior proposal.

Termination of the Merger Agreement (Page 74)

The merger agreement may be terminated at any time prior to the effective time, whether before or after shareholder approval has been obtained:

•	by mutual written consent of the Company (acting upon the recommendation of the independent committee) and Parent;

•	by either Parent or the Company, if:

•	the merger is not completed by the termination date (which is August 13, 2013), provided that this termination right is not available to a party if the failure of the merger to have been completed on or before the termination date was primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under the merger agreement;

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•	any law or injunction having the effect of permanently restraining, enjoining or otherwise prohibiting completion of the merger becomes final and non-appealable; provided, that this termination right is not available to a party if the issuance of such final, non-appealable injunction is primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under the merger agreement; or

•	our shareholders do not approve the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof.

•	by the Company:

•	if Parent or Merger Sub has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall not be true and correct, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the termination date, or if curable, is not cured, within thirty (30) business days after written notice of such breach; provided that this termination right is not available to the Company if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied;

•	prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal; or

•	if all of the closing conditions to the completion of the merger or to the obligations of Parent and Merger Sub to consummate the merger are otherwise satisfied, and the merger shall not have been completed within five (5) business days after the date the closing should have occurred;

•	by Parent, if:

•	the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall not be true and correct, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the Company by the termination date, or if curable, is not cured, within thirty (30) business days after written notice of such breach; provided, that this termination right is not available to Parent if it is then in material breach of any of its representations, warranties, covenants or other agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied; or

•	the board of directors of the Company has made a change of recommendation; the board of directors of the Company approves or recommends any acquisition proposal other than the merger; or the Company or the board of directors of the Company fails to recommend the merger in this proxy statement.

Termination Fees (Page 75)

The Company is required to pay Parent a termination fee of $1,000,000 if the merger agreement is (a) terminated by Parent due to a material breach by the Company, (b) terminated by the Company prior to the receipt of the shareholders’ approval in order to enter into an alternative acquisition agreement relating to a superior proposal; or (c) if (i) an acquisition proposal has been made, proposed or communicated (and not withdrawn) after August 13, 2012 and prior to the termination of the merger agreement, (ii) the merger agreement is terminated by the Company or Parent due to (x) the expiration of the termination date or (y) failure to obtain the shareholders’ approval and (iii) the Company enters into any definitive agreement in connection with an acquisition proposal or consummate any acquisition proposal within twelve (12) months of the termination of the merger agreement.

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Parent is required to pay the Company a termination fee of $2,000,000 if (a) the merger agreement is terminated by the Company due to a material breach by Parent or Merger Sub; or (b) the merger agreement is terminated by the Company because (i) all of the closing conditions to the completion of the merger or to the obligations of Parent and Merger Sub to consummate the merger are otherwise satisfied and (ii) the merger shall not have been completed within five (5) business days after the date the closing should have occurred.

Material U.S. Federal Income Tax Consequences (Page 55)

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. The tax consequences of the merger to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the merger to you. Please see “Material U.S. Federal Income Tax Consequences” beginning on page 55.

Material PRC Income Tax Consequences (Page 55)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gain recognized on the receipt of cash for our shares should be subject to PRC tax to holders of such shares that are not PRC residents. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for our shares should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for our shares pursuant to the merger or through the exercise of dissenters’ rights by our shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 20% in the case of individuals or 10% in the case of corporations (subject to applicable treaty relief). You should consult your own tax advisor for a full understanding of the tax consequences of the merger or the exercise of dissenters’ rights to you, including any PRC tax consequences. Please see “Material PRC Income Tax Consequences” beginning on page 55 for additional information.

Material British Virgin Islands Tax Consequences (Page 55)

 The British Virgin Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the British Virgin Islands under the laws of the British Virgin Islands in respect of the merger or the receipt of cash for our shares under the terms of the merger. This is subject to the qualifications that (a) British Virgin Islands stamp duty may be payable if any transaction documents are brought to or executed or produced before a court in the British Virgin Islands and (b) registration fees will be payable by the Company to the Registrar of Corporate Affairs of the British Virgin Islands to register the plan of merger. Please see “Material British Virgin Islands Tax Consequences” beginning on page 55 for additional information.

Regulatory Matters (Page 54)

The Company does not believe that any material U.S. federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under U.S. federal securities laws and the filing of the articles of merger (and supporting documentation as specified in the BVI Business Companies Act, including the plan of merger) with the Registrar of Corporate Affairs of the British Virgin Islands and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub.

Accounting Treatment of the Merger (Page 54)

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in accordance with Accounting Standards Codification 805-50, “Business Combinations—Related Issues.”

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Conditions to the Merger (Page 73)

The consummation of the merger is subject to the satisfaction of the following conditions:

•	the merger agreement and the merger being approved by shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting; and

•	no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) which restrains, enjoins or otherwise prohibits completion of the merger.

The obligations of Parent and Merger Sub to consummate the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•	the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, subject to a material adverse effect exception;

•	the Company having performed or complied in all material respects with all obligations required to be performed by it under the merger agreement at or prior to the closing date;

•	since the date of the merger agreement, there having been no effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect; and

•	the Company having delivered to Parent a certificate, dated the closing date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions above.

The obligation of the Company to consummate the merger is subject to the satisfaction, or waiver by the Company, of the following conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date, subject to a materiality exception;

•	each of Parent and Merger Sub having performed or complied in all material respects with all obligations required to be performed by it under the merger agreement prior to or at the time of closing; and

•	each of Parent and Merger Sub having delivered to the Company a certificate, dated the closing date, signed by an officer or director of each of Parent and Merger Sub, certifying as to the satisfaction of the conditions above.

Market Price of the Shares (Page 56)

The closing price of the shares on NASDAQ on May 18, 2012, the last trading date immediately prior to the Company’s announcement on May 21, 2012 that it had received a “going private” proposal, was $3.08 per share. The merger consideration of $3.90 per share to be paid in the merger represents a premium of approximately 26.6% to that closing price and a premium of 43.4% over the Company’s 90-trading day volume weighted average price on May 18, 2012.

Fees and Expenses (Page 54)

Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	What is the merger and what will happen in the merger?

A:	The merger is a going private transaction pursuant to which Merger Sub will merge with and into the Company. Once the merger agreement is approved by the requisite percentage of the shareholders of the Company and the other closing conditions under the merger agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company after the merger. If the merger is completed, the Company will continue its operations as a privately held company owned by Parent and the Rollover Shareholders. As a result of the merger, the shares will no longer be listed on NASDAQ, and the Company will cease to be a publicly traded company.

Q:	What will I receive in the merger?

A:	If you own shares and the merger is completed, you will be entitled to receive $3.90 in cash, without interest and net of any applicable withholding taxes, for each share you own as of the effective time of the merger (unless you validly exercise and have not effectively withdrawn or lost your appraisal rights under Section 179 of the BVI Business Companies Act with respect to the merger, in which event you will be entitled to the value of each share appraised or agreed to pursuant to the BVI Business Companies Act).

Cash distribution to holders of shares (other than the Excluded Shares) is conditioned on the merger being completed and will be paid by Parent, which at the effective time of the merger, will be 100% beneficially owned by Mr. Hong.

Please see “Material U.S. Federal Income Tax Consequences,” “Material PRC Income Tax Consequences” and “Material British Virgin Islands Tax Consequences” beginning on page 55 for a more detailed description of the tax consequences of the merger. You should consult with your own tax advisor for a full understanding of how the merger will affect your U.S. federal, state, local, foreign and other taxes.

Q:	How will the Company’s share options and restricted stock be treated in the merger?

A:	The Company has no outstanding share options under the Company Option Plan. If the merger is completed, each share of restricted stock under the Company Option Plan, other than (a) shares of restricted stock granted to Mr. Hong, which will be cancelled for no consideration and (b) shares of restricted stock granted to the Rollover Shareholders, which will be vested at the effective time of the merger and remain outstanding, shall, upon completion of the merger and without any action on the part of the owner of the restricted stock, be cancelled and converted into and thereafter evidence the right to receive $3.90 in cash without interest, net of any applicable withholding taxes.

Q:	After the merger is completed, how will I receive the merger consideration for my shares?

A:	Promptly after the effective time of the merger (in any event within five (5) business days after the effective time), a paying agent appointed by Parent will mail you (a) a form of letter of transmittal specifying how delivery of the merger consideration to you shall be effected and (b) instructions regarding how to surrender your share certificates and/or book-entry shares in exchange for the per share merger consideration. You will receive the per share merger consideration for your shares from the paying agent after you comply with these instructions.

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Unless you validly exercise and have not effectively withdrawn or lost your appraisal rights in accordance with Section 179 of the BVI Business Companies Act, upon surrender of your share certificates or book-entry shares to the paying agent in accordance with the terms of the letter of transmittal or a declaration of loss or non-receipt, you will receive an amount equal to the number of your shares multiplied by $3.90 in cash, without interest and net of any applicable withholding taxes, in exchange for the cancellation of your shares certificates after the completion of the merger.

In the event of a transfer of ownership of shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the share certificate or book-entry shares will be issued to such transferee only if the share certificates (if any) or book-entry shares which immediately prior to the effective time represented such shares are presented to the paying agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee regarding how to surrender your shares and receive the merger consideration for those shares.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place on _____, 2012 at ___________ (Beijing time) at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Q:	What matters will be voted on at the extraordinary general meeting?

A:	You will be asked to consider and vote on the following proposals:

•	to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger;

•	to authorize the directors of the Company to do all things necessary to give effect to the merger agreement; and

•	to approve that the chairman of the extraordinary meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

Q:	What vote of our shareholders is required to approve the merger agreement?

A:	Under the terms of the merger agreement, approval of the merger agreement requires the affirmative vote of shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting. At the close of business on _____, 2012, the record date for the extraordinary general meeting, _____ shares were outstanding and entitled to vote at the extraordinary general meeting. The Buyer Group collectively owns 7,017,627 shares, constituting approximately 35.1% of the Company’s total outstanding shares. Accordingly, based on the number of shares outstanding on the share record date, ________ shares owned by the shareholders not related to the Buyer Group (the “unaffiliated shareholders”), constituting approximately ______% of the total outstanding shares owned by the unaffiliated shareholders, must be voted in favor of the merger for the merger to be approved, assuming all unaffiliated shareholders will be present and voting in person or by proxy at the extraordinary general meeting. Pursuant to the voting agreement, certain members of the Buyer Group have agreed to vote 5,821,384 shares, constituting approximately 29.1% of the Company’s total outstanding shares, in favor of the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, at any shareholders’ meeting of the Company.

Q:	How does the Company board of directors recommend that I vote on the proposals?

A:	After careful consideration and upon the unanimous recommendation of the independent committee, our board of directors, by a unanimous vote, recommends that you vote:

•	FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger;

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•	FOR the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement; and

•	FOR the proposal to approve that the chairman of the extraordinary meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:	The share record date is _____, 2012. Only shareholders entered in the register of members of the Company at the close of business in the British Virgin Islands on the record date or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:	The presence of shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative, representing not less than a majority of the total issued and outstanding shares in the Company throughout the meeting, shall constitute a quorum for the extraordinary general meeting.

Q:	When do you expect the merger to be completed?

A:	We are working toward completing the merger as quickly as possible and currently expect the merger to close by the end of the fourth quarter of 2012. In order to complete the merger, we must obtain shareholder approval of the merger at the extraordinary general meeting and the other closing conditions under the merger agreement must be satisfied or waived in accordance with the merger agreement.

Q:	What happens if the merger is not completed?

A:	If our shareholders do not approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, or if the merger is not completed for any other reason, our shareholders will not receive any payment for their shares pursuant to the merger agreement. Instead, the Company will remain a publicly traded company. The Company’s shares will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements. In addition, the Company will remain subject to SEC reporting obligations. Therefore, our shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our shares.

Under specified circumstances in which the merger agreement is terminated, the Company may be required to pay Parent a termination fee, or Parent may be required to pay the Company and its affiliates (other than the Buyer Group) a termination fee, in each case, as described under the caption “The Merger Agreement and Plan of Merger — Termination Fees” beginning on page 75.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	How do I vote if my shares are registered in my name?

A:	If shares are registered in your name as of the record date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible but in any event so as to be received or produced at the place of the extraordinary general meeting before the commencement of such meeting so that your shares will be represented and may be voted at the extraordinary general meeting.

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Alternatively, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the shares represented by your proxy will be voted FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, FOR the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement and FOR the proposal to instruct that the chairman of the extraordinary general meeting to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolution to be proposed at the extraordinary general meeting. If your shares are held in “street name” by your broker, bank or other nominee, please see below for additional information.

Q:	If my shares are held in a brokerage account, will my broker vote my shares on my behalf?

A:	Your bank, broker, or other nominee will only vote your shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your bank, broker, or other nominee regarding how to instruct it to vote your shares. If you do not instruct your bank, broker or other nominee how to vote your shares that it holds, those shares may not be voted.

Q:	What will happen if I refrain from voting or fail to vote on the proposal to approve the merger agreement?

A:	If you refrain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your bank, broker, or other nominee, your vote will not be counted, either on the issues presented or for purposes of determining whether a quorum exists at the extraordinary general meeting.

Q:	May I change my vote?

A:	Yes, registered holders of our shares may revoke their proxies in one of three ways:

•	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

•	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so as to be received or produced at the place of the extraordinary general meeting before the commencement of such meeting.

•	Third, delivery of an instrument appointing a proxy shall not preclude a registered shareholder from attending and voting in person at the extraordinary general meeting and in such event, the proxy shall be deemed to be revoked.

If a shareholder holds shares in “street name” through a bank, broker or other nominee and has instructed the bank, broker or other nominee to vote the shareholder’s shares, the shareholder must follow directions received from the bank, broker or other nominee to change those instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate proxy card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

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Q:	If I have share certificates, should I send in my share certificates now?

A:	No. Please do not send your share certificates with your proxy card. Promptly after the completion of the merger, the paying agent will mail to you a letter of transmittal with instructions for exchanging your share certificates for the merger consideration. You will receive your cash payment after the paying agent receives your share certificates and any other documents requested in the instructions.

If your shares are held in “street name” by your bank, broker or other nominee you will receive instructions from your bank, broker or other nominee regarding how to surrender your share certificates in exchange for the merger consideration.

Q:	Am I entitled to appraisal rights?

A:	Yes. Shareholders who dissent from the merger will have the right to seek appraisal and payment of the fair value of their shares if the merger is completed, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger, including a statement that such shareholder proposes to demand payment for his or her shares if the merger is approved, and they subsequently comply with all procedures and requirements of Section 179 of the BVI Business Companies Act for the exercise of appraisal rights. The fair value of your shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise appraisal rights with respect to your shares.

Dissenters’ rights are available only to registered holders of shares. If you hold any shares in “street name,” you are considered the beneficial owner but not the “registered holder” of such shares. Therefore, if you hold any shares in “street name” and wish to exercise the dissenters’ rights, you must arrange for such shares to be registered in your name and certify that you have not given and will not give, directly or indirectly voting instructions.

We encourage you to read the information set forth in this proxy statement carefully and to consult your own British Virgin Islands legal counsel if you desire to exercise your appraisal rights. Please see “Dissenters’ Rights” beginning on page 78 as well as “Annex C—British Virgin Islands Business Companies Act 2004, as amended—Section 179” to this proxy statement for additional information.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	Yes. To assist in the solicitation of proxies, the Company has engaged _____ as its proxy solicitor.

Q:	Do any of the Company’s directors or executive officers have interests in the merger that may differ from those of other shareholders?

A:	Yes. Some of the Company’s directors or executive officers have interests in the merger that may differ from those of other shareholders, including: (a) the beneficial ownership of equity interests in Parent by Mr. Hong; (b) the potential enhancement or decline in value of the surviving company’s shares, which will be held by Parent and the Rollover Shareholders, as a result of the merger and future performance of the surviving company; (c) continued indemnification and advancement rights and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company; (d) the compensation of members of the independent committee of our board of directors in exchange for their services in such capacity at a rate of $5,000 per month, inclusive of their regular compensation as directors of the Company; and (e) the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions. Please see “Special Factors — Interests of Certain Persons in the Merger” beginning on page 50 for a more detailed discussion of how some of our Company’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally.

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Q:	How will our directors and executive officers vote on the proposal to approve the merger agreement?

A:	Pursuant to the voting agreement, Mr. Hong and Mr. Dai, have agreed to vote all of their shares in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, at any shareholders’ meeting of the Company.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact _____, our proxy solicitor, toll free at _____ (or _____ outside of the United States of America).
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SPECIAL FACTORS

Background of the Merger

Our board of directors and senior management periodically review the Company’s long-term strategic plans with the goal of enhancing shareholder value. As part of this ongoing process, our board of directors and senior management, from time to time, have considered strategic alternatives that may be available to the Company.

In January 2012, Mr. Hong began to contemplate a going private transaction as one of the potential alternatives relating to his stake in the Company. In January 2012, during a meeting with Lazard Asia (Hong Kong) Limited (“Lazard”) to discuss strategic alternatives available to the Company, Mr. Hong expressed his interest in a going private transaction and asked for contacts with potential sources of financing for a going-private transaction. Lazard put Mr. Hong in contact with China Everbright Investment Management Ltd. (together with its affiliates, “Everbright”). While no details were discussed, Mr. Hong met with Everbright in February 2012 to discuss their interest in potentially financing a going private transaction. Mr. Hong met with several other financial institutions to discuss potential financing, but determined to proceed with Everbright following his discussions. Mr. Hong and Everbright continued to discuss the commercial terms of the potential financing.

On May 14, 2012, Mr. Hong engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as his U.S. legal counsel in connection with the transaction. On May 21, 2012, Mr. Hong engaged Lazard as his financial advisor.

On May 21, 2012, the board of directors of the Company received a non-binding proposal letter from Mr. Hong in which he expressed an interest in acquiring all of the Company’s outstanding shares not already owned, legally or beneficially, by him and his affiliates, in a going private transaction at a price of $3.80 per share in cash. At that time, no other member of management of the Company had agreed to join with Mr. Hong and become a member of the Buyer Group. As discussed below, certain members of management and other shareholders were first contacted by Mr. Hong to discuss the possibility of joining the Buyer Group in early August 2012. In the proposal letter, Mr. Hong, among other things, (a) stated that he had held preliminary discussions with Everbright regarding financing for the potential transaction, (b) indicated to the board of directors of the Company that he was interested only in acquiring the outstanding shares that he did not already own and did not intend to sell his stake in the Company to a third party and (c) had retained Lazard as financial advisor and Skadden as legal advisor. At a special meeting convened the same day, the Company’s board of directors considered the proposal letter and decided that it was in the best interest of the Company to form an independent committee consisting of the board’s independent directors, Mr. Yingjun Li, Mr. Zhengong Chang and Mr. Tianqing Chen, to consider and attend to all matters in connection with the proposal letter from Mr. Hong, including to (a) establish, oversee and direct the process for the solicitation, evaluation and negotiation of the proposal, the transactions contemplated thereby and any other proposals; (b) evaluate, communicate with relevant parties, negotiate, respond to, recommend the rejection and if appropriate, recommend the approval and effectuation of the proposal and the transactions contemplated thereby and recommend whether the proposal is fair to, and is in the best interest of, the Company and its shareholders other than Mr. Hong and his affiliates; (c) make reports, recommendations and other communications to the Company’s board of directors as the independent committee considers appropriate; (d) execute any documentation necessary, advisable or appropriate for and on behalf of the Company in connection with the proposal or the transactions contemplated thereby; (e) appoint advisors (legal, financial or otherwise) to assist the independent committee on any matter and for any reason; and (f) exercise any other power that may be otherwise exercised by the board of directors of the Company and that the independent committee may deem necessary or advisable to carry out its duties and responsibilities in connection with the proposal. Mr. Yingjun Li was appointed as chairman of the independent committee.

Also on May 21, 2012, the Company issued a press release regarding its receipt of the proposal letter and the transaction proposed therein, and furnished the press release as an exhibit to its Current Report on Form 6-K.

Mr. Hong, after submitting the non-binding proposal letter to the board of directors of the Company on May 21, 2012, restricted his involvement in his capacity as chief executive officer and chairman of the Company’s board of directors in the board of directors’ consideration of the proposed going private transaction. He recused himself from the meetings of the board of directors held on August 9 and 11, 2012 approving the merger agreement and the transactions contemplated thereby, including the merger.

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Between May 23 and May 24, 2012, the independent committee interviewed a number of law firms and investment banking firms to choose its legal and financial advisors. Members of the independent committee considered the possible positive and negative qualifications of the candidate firms and retained Cleary Gottlieb Steen & Hamilton, LLP (“Cleary”) as U.S. legal counsel and ROTH Capital Partners, LLP (“Roth”) as financial advisor. On June 1, 2012, the Company issued a press release announcing the retention of Cleary and Roth as legal and financial advisors to the independent committee to assist in evaluating the proposal set forth in the proposal letter. The press release was furnished as an exhibit to the Current Report on Form 6-K, filed the same day.

On June 5, 2012, the independent committee held an initial organizational telephonic meeting to discuss the process of evaluating Mr. Hong’s proposal. At the meeting, (a) Cleary advised the independent committee of the key issues and best practices with respect to a Rule 13e-3 going private transaction under U.S. securities laws, and (b) Roth discussed an illustrative timetable for a Rule 13e-3 going private transaction. The independent committee instructed Roth to begin due diligence of the Company and requested the management of the Company to provide Roth with the Company’s financial projections as soon as possible. On the following day, representatives from Roth met with Company management in Beijing and began its due diligence of the Company. During that visit, Roth interviewed the Company’s chief financial officer, finance manager, and the general managers of the Company’s e-banking and mobile finance divisions to discuss the Company’s business, research and development efforts, business strategy and the current market environment as it relates to the Company’s business.

On June 13, 2012, the Company provided certain financial projections for the fiscal year ending December 31, 2012 through the fiscal year ending December 31, 2021 (the “Company Financial Projections”) to Roth (which financial projections are summarized under “Special Factors – Certain Financial Projections”). On June 15, 19, and 21, 2012, Roth conducted site visits in Shanghai, Chengdu, and Xiamen, respectively, and interviewed the head of each office.

On June 15, 2012, the independent committee, after reviewing proposals from several law firms practicing the laws of the British Virgin Islands, retained Walkers as its British Virgin Islands legal counsel. From time to time, Cleary discussed with Walkers the fiduciary duties imposed upon the directors and other legal requirements and considerations under the laws of the British Virgin Islands for the proposed transaction.

On June 20, 2012, Roth met with Mr. Hong in Beijing to discuss his proposal. During the meeting, Mr. Hong made it clear that he would only be interested in acquiring shares he did not already own, and would not be interested in selling his shares or participating in any alternative transaction involving the Company.

On June 21, 2012, the independent committee held a telephonic meeting with Cleary and Roth. Roth presented the independent committee an update on the progress of its due diligence, its meeting with Mr. Hong and the status of Mr. Hong’s ongoing discussion with Everbright on financing for the proposed transaction as well as the market conditions in connection with the evaluation of Mr. Hong’s proposal. The independent committee took note of Mr. Hong’s position that he was interested only in acquiring outstanding shares not owned by him and would not sell his shares in any alternative transaction. The independent committee also discussed the request for due diligence from Everbright and instructed Cleary to obtain more details from Skadden on Mr. Hong’s financing discussions in order to decide whether to grant Everbright access to the Company’s nonpublic due diligence materials.

On June 27, 2012, the independent committee held a meeting in Beijing with Cleary and Roth to discuss Roth’s preliminary financial analyses. At the meeting, Roth presented the independent committee with its preliminary financial analyses of Mr. Hong’s proposal to acquire all the shares not beneficially owned by him at a purchase price of $3.80 per share based on the latest market information on the Company’s shares and the Company Financial Projections as of June 13, 2012, using the following methods: historical share price analysis, “going-private” premium paid analysis, selected public companies analysis and discounted cash flow analysis. Roth explained each of the analytical methods applied and considerations taken into account in preparing the preliminary financial analyses, and answered the independent committee’s questions about valuation methodologies and analyses. Roth also noted that the offer price of $3.80 per share fell within the upper half of its preliminary discounted cash flow analyses, but that its analysis was not complete and subject to change.

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The independent committee also discussed at this meeting whether to conduct a pre-signing market check. After taking into account several factors, including (a) the nature of the Company’s business and Mr. Hong’s key role in the management and customer relationships of the Company, (b) Mr. Hong’s stated position against selling his shares or joining in alternative transactions, (c) Mr. Hong’s offer price falling within the upper half of Roth’s preliminary discounted cash flow analyses, (d) absence of any indication of interest to Roth or the independent committee by any potential bidder in making an alternative offer since the public announcement of Mr. Hong’s proposal on May 21, 2012 and (e) the significant disruptions to the operations of the Company that a pre-signing market check may cause, the independent committee decided not to conduct a market check before signing but to instead seek a higher price from Mr. Hong. During the meeting, Cleary outlined the directors’ fiduciary duty requirements under the laws of the British Virgin Islands, as advised by Walkers. The independent committee then instructed Roth to begin negotiating with Mr. Hong and his advisors for a higher offer price. The independent committee also agreed to permit Everbright to commence its due diligence investigation of the Company and directed Cleary to negotiate a non-disclosure agreement with Everbright.

On July 2, 2012, Roth and Lazard held a telephonic meeting, discussing the potential terms of the proposal, the Buyer Group’s financing and views on valuation.

On July 3, 2012, following negotiations between Cleary and Everbright, the Company entered into a non-disclosure agreement with Everbright and permitted Everbright to begin due diligence.

On July 4, 2012, Lazard and Roth continued negotiations on the offer price. Also on July 4, 2012, the Company provided a revised version of the Company Financial Projections to representatives of Roth reflecting certain changes made after discussion with representatives of Roth. These changes were primarily related to assumptions on accounts receivable, payment collection, and capital expenditures. As a result of the changes, projected cash flows improved from the previous version, provided by the Company on June 13, 2012.

On July 9, 2012, Skadden provided an initial draft of the merger agreement to the independent committee. On July 11, 2012, Cleary provided to the independent committee an issue list based on its review of the draft merger agreement.

On July 12, 2012, the independent committee held a telephonic meeting with Cleary and Roth. At the meeting, Cleary explained the structure and key terms of the draft merger agreement to the independent committee and the independent committee, Cleary and Roth then discussed the key issues identified in the draft merger agreement, the effect and implications of different provisions and the proposed position of the independent committee as to those terms. Among other things, the independent committee and its advisors discussed (a) whether the obligations of Parent and Merger Sub should be guaranteed by Mr. Hong, (b) whether the merger should be conditioned upon approval by a majority of shareholders not affiliated with the Buyer Group (the “majority of the unaffiliated shareholders” vote), (c) the independent committee’s rights and limitations in dealing with any competing proposals from third parties, including the “go-shop” right to solicit alternative offers after signing, (d) the amounts of the termination and reverse termination fees and related triggering events, (e) the certainty of closing, (f) the implication of the proposed “force the vote” provision, (g) the standard for the contractually required effort that the Buyer Group must undertake to obtain the proposed financing, (h) the right to specific performance of the parties’ obligations under the merger agreement, (i) the treatment of the Company’s restricted stock granted under the Company’s 2006 Stock Option Plan, (j) the qualification of the Company’s representations and warranties by the knowledge of Mr. Hong, and (k) the qualification of the Company’s representations, warranties, covenants and agreements by actions or inactions undertaken at the direction of Mr. Hong, in his capacity as the chief executive officer of the Company, as a basis for a breach of the merger agreement. After a lengthy discussion in which Cleary and Roth answered questions posed by the independent committee, the independent committee instructed Roth and Cleary to continue negotiations with the Buyer Group and seek certain terms in the merger agreement including, among other things: (i) a personal guarantee from Mr. Hong of the obligations of Parent and Merger Sub under the merger agreement, (ii) the “majority of the unaffiliated shareholders” vote, and (iii) a “go-shop” right.

During the negotiations, Company counsel Golenbock Eiseman Assor Bell & Peskoe (“Golenbock”) provided, from time to time, comments from the Company’s management (excluding Mr. Hong) on the draft merger agreement with respect to representations and warranties of the Company and interim covenants relating to the operation of the Company between signing of the merger agreement and the closing of the proposed transaction. Walkers provided, from time to time, comments to the draft merger agreement with respect to British Virgin Islands law issues.

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On July 15, 2012, Cleary provided a revised draft merger agreement to Skadden reflecting the independent committee’s positions on certain key terms and legal issues and comments from the Company’s management. The revised draft merger agreement included, among other terms, (a) a guarantee of the obligations of Parent and Merger Sub under the merger agreement by Mr. Hong, (b) a “majority of the unaffiliated shareholders” vote condition to provide additional protection to the shareholders not affiliated with the Buyer Group, (c) a “go-shop” right to allow the independent committee to actively solicit offers from third parties after entering into the merger agreement, (d) a requirement that the Buyer Group shall use best efforts instead of commercially reasonable efforts to obtain financing, (e) a Company termination right in the event of a determination by the Company’s board of directors (upon recommendation of the independent committee) that its fiduciary duties required such termination, (f) no “force the vote” provision, (g) treatment of restricted stock awards that conforms to the Company’s 2006 Stock Option Plan, (h) qualification of the Company’s representations and warranties by the knowledge of Mr. Hong and (i) qualification of the Company’s representations, warranties, covenants and agreements by actions or inactions undertaken at the direction of Mr. Hong, in his capacity as the chief executive officer of the Company.

On July 17, 2012, Skadden provided Cleary with a revised draft of the merger agreement which reflected the Buyer Group’s agreement to the independent committee’s request for (a) a limited guarantee by Mr. Hong of certain of Parent and Merger Sub’s obligations under the merger agreement (b) the right of the board of directors to terminate the merger agreement when the directors’ fiduciary obligations required them to do so and (c) treatment of restricted stock awards that conformed with the Company’s 2006 Stock Option Plan. In the draft, the Buyer Group also agreed to use reasonable best efforts to obtain financing for the merger and transactions contemplated thereby. On July 18, 2012, Cleary and Skadden held a conference call to discuss the outstanding issues in the revised merger agreement that had been circulated by Skadden on July 17, 2012.

On July 18, 2012, Lazard informed Roth that the Buyer Group proposed to increase the offer price from $3.80 per share to $3.85 per share in exchange for the Company’s acceptance of a package of terms in the merger agreement, including (a) no “go-shop” right, (b) no “majority of the unaffiliated shareholders” vote condition, but requiring only the approval by shareholders representing a simple majority of the shares present and voting at the extraordinary general meeting, which is the merger approval threshold under the laws of the British Virgin Islands, (c) no “force the vote” provision, (d) deletion of the qualification of the Company’s representations and warranties by the knowledge of Mr. Hong and (e) deletion of the qualification of the Company’s representations, warranties, covenants and agreements by actions or inactions undertaken at the direction of Mr. Hong, in his capacity as the chief executive officer of the Company. Lazard also indicated that the Buyer Group intended to contact additional shareholders beyond Mr. Hong and his affiliates to secure the vote in favor of the proposed transaction prior to the execution of the merger agreement.

On July 19, 2012, Roth and Cleary held a conference call to analyze the Buyer Group’s “package offer” and the advisors of the independent committee agreed to continue to negotiate with the Buyer Group for a higher offer price and terms more favorable to the independent committee. After the call, Roth engaged in further negotiations with Lazard over the offer price and Cleary continued to review the terms of the merger agreement.

On July 20, 2012, Cleary sent a revised draft of the merger agreement to Skadden reflecting the independent committee’s positions, including requiring (a) the “majority of the unaffiliated shareholders” vote condition, (b) a “go-shop” right, (c) qualification of the Company’s representations and warranties by the knowledge of Mr. Hong, and (d) qualification of the Company’s representations, warranties, covenants and agreements by actions or inactions undertaken at the direction of Mr. Hong, in his capacity as the chief executive officer of the Company, and other comments in response to the draft circulated by Skadden on July 17, 2012 and subsequent negotiation between the legal advisors. On July 23 and 24, 2012 Cleary and Skadden had further negotiations to resolve the outstanding issues in the merger agreement.

On July 23, 2012, Lazard informed Roth that the Buyer Group had agreed to increase the offer price to $3.90 per share, provided that the independent committee agreed to a “simple majority” vote.

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On July 25, 2012, the independent committee held a telephonic meeting with Cleary and Roth. At this meeting, Cleary reported to the independent committee on the progress of negotiations since the previous meeting, and explained the differences between the positions taken by the Buyer Group in the “package offer” and those taken by the independent committee. Roth then informed the independent committee that the Buyer Group had agreed to further raise the offer price to $3.90 per share subject to the Company’s acceptance of the Buyer Group’s “package offer” of terms in the merger agreement. Roth also informed the independent committee of the Buyer Group’s indication that $3.90 per share was the best price that the Buyer Group would offer. Roth also confirmed that the Buyer Group intended to seek additional shareholders’ support for the proposed offer. The independent committee asked Roth questions regarding its valuation analyses in connection with the higher offer price and discussed the options available to the independent committee if the $3.90 per share offer price was the highest that the Buyer Group could offer. After considerable discussions, the independent committee decided that the Company should continue to request on the inclusion of a “majority of the unaffiliated shareholders” vote condition and instructed its advisors to continue the negotiations accordingly. From July 25 to July 29, financial and legal advisors to the independent committee and the Buyer Group held multiple negotiations on the terms and outstanding issues in the merger agreement.

On July 30, 2012, the independent committee held a telephonic meeting with Cleary and Roth. The independent committee and its advisors further discussed the status of negotiation with the Buyer Group regarding (a) the offer price, (b) the “majority of the unaffiliated shareholders” vote condition, (c) the viability of a “go-shop” right and (d) the amounts of the termination and reverse termination fees and related triggering events. The independent committee also inquired about the stock market conditions and the impact of a market downturn on the ability of the Buyer Group to secure financing and on the certainty of the proposed transaction.

Also on July 30, 2012, Skadden provided initial drafts of Mr. Hong’s limited guaranty and equity commitment letter along with the then-current draft of exchangeable notes subscription agreement among Everbright, Parent and Mr. Hong for the independent committee’s review.

On July 31, 2012, Skadden provided Cleary with a revised draft of the merger agreement in response to the draft circulated by Cleary on July 20, 2012 reflecting the subsequent discussions between the legal advisors.

On August 1, 2012, Skadden provided Cleary with a draft form of the contribution agreement, pursuant to which Mr. Hong’s shares of the Company would be contributed to Parent in exchange for newly issued shares of Parent, and the Rollover Shareholders would waive their right to the merger consideration and agree that their shares of the Company would remain outstanding and survive the merger. Skadden also provided Cleary with a draft form of the voting agreement, pursuant to which Mr. Hong and certain other shareholders party thereto would agree to vote their shares of the Company to approve the merger agreement and the transactions contemplated thereby.

On August 2, 2012, Cleary provided Skadden with a revised draft of the merger agreement in response to the draft Skadden circulated on July 31, 2012 along with a draft of the Company’s disclosure schedule prepared by Golenbock and the Company. On the same day, Skadden informed Cleary that the PRC legal counsel of the Buyer Group had confirmed that no merger control filing would be required under the PRC Anti-Monopoly Law for the proposed transaction.

Between August 3 and August 13, 2012, Mr. Hong contacted members of the Company’s management to discuss the possibility of their investing all or a portion of their shares of the Company, including shares of restricted stock, in the surviving company following the merger. Those contacted included the following members of the Company’s management: Weihua Hong, cousin of Mr. Hong and sales officer of the Company, Steve Shiping Dai, chief financial officer of the Company, Xun Yang, strategic account sales manager of the Company, Chun Zheng, senior vice president of the Company, Lijing Ren, senior vice president of the Company, Yanmei Wang, vice president of the Company, Xinmin Yu, an operational manager of the Company, and certain of their affiliates and relatives. Mr. Hong also discussed with Yun Shi and Dong Wang the possibility of investing all or a portion of their shares of the Company, given their significant shareholding in the Company and Mr. Hong’s belief that they would be helpful in the development of the Company going forward. The Buyer Group indicated to the independent committee that it anticipated that Buyer Group members would collectively own in aggregate about one-third of the Company’s shares at the time of the execution of the merger agreement.

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Between August 3, 2012 and August 8, 2012, Cleary and Skadden exchanged various drafts of the merger agreement and limited guaranty and comments on the drafts of subscription agreement, equity commitment letter, contribution agreement and voting agreement. The independent committee’s and Buyer Group’s financial and legal advisors had intensive negotiations on the outstanding terms of the merger agreement and other transaction documents. As a result of these negotiations, the Buyer Group offered to agree to (a) an offer price of $3.90 per share, (b) a reverse termination fee in the amount of $2,000,000, and (c) condition the merger on the affirmative vote of shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting, if the independent committee would agree to accept (x) a termination fee in the amount of $1,000,000, (y) no “majority of the unaffiliated shareholders” vote condition and (z) no “go-shop” right.

After discussions with Cleary and Roth, the independent committee agreed to (a) accept the offer price of $3.90 per share, subject to Roth’s financial opinion on the fairness of the offer price, and the proposed termination and reverse termination fee amounts and (b) forgo the “majority of the unaffiliated shareholders” vote condition and the “go-shop” right in the merger agreement in exchange for the merger being conditioned on approval by the affirmative vote of shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting. The independent committee reasonably expected that increasing the requisite shareholder vote needed to approve the merger from a simple majority to two-thirds supermajority of the shares present and voting in person or by proxy at the extraordinary general meeting would serve a similar function as the “majority of the unaffiliated shareholders” vote condition, given that the beneficial ownership of Mr. Hong and Rollover Shareholders was anticipated to be about one-third of the outstanding shares at the time of the execution of the merger agreement. The two-thirds supermajority voting requirement, like the “majority of the unaffiliated shareholders” vote condition, would provide unaffiliated shareholders with a meaningful opportunity to determine whether to approve the merger proposal and a greater protection of their interests.

Through further discussions between Cleary and Skadden on August 8, 2012, the Buyer Group also agreed to accept the qualification of the Company’s representations and warranties by Mr. Hong’s knowledge as of the date of signing and the qualification of the Company’s representations, warranties, covenants and agreements by actions or inactions undertaken at the direction of Mr. Hong, in his capacity as the chief executive officer of the Company, subject to good faith limitations.

On August 9, 2012, the independent committee met with Cleary and Roth in Beijing. At the request of the independent committee, Roth presented its updated financial analyses with respect to the Company and the transaction proposed by the Buyer Group to acquire the shares at a purchase price of $3.90 per share. Roth then rendered its oral opinion, as of August 9, 2012, based upon and subject to the factors, limitations and assumptions set forth in its written opinion, as to the fairness to holders of shares, from a financial point of view, of the $3.90 per share merger consideration to be received by holders of such shares (other than the Excluded Shares). Please see “Special Factors— Opinion of Roth, the Independent Committee’s Financial Advisor” beginning on page 37 for additional information regarding the financial analyses performed by Roth and the opinion rendered by Roth to the independent committee. The full text of the written opinion of Roth delivered later on August 9, 2012, is attached as Annex B to this proxy statement. Cleary then reviewed the terms of the draft merger agreement with the independent committee. Following a comprehensive and detailed discussion of the proposed terms of the merger agreement, as well as Roth’s financial presentation and financial opinion, the independent committee unanimously resolved to recommend that our board of directors approve the proposed merger agreement and the transactions contemplated thereby, including the merger. Following the meeting of the independent committee, a meeting of our board of directors was held to receive the report from the independent committee, including Roth’s financial presentation and financial opinion and Cleary’s presentation of the terms of the merger agreement, after which the board of directors decided to adjourn the meeting to provide the directors more time to review the merger agreement.

On August 11, 2012, the Company’s board of directors reconvened the meeting and, based upon the unanimous recommendation of the independent committee, adopted resolutions approving the terms of the draft merger agreement and the transactions contemplated thereby, and recommending that the Company’s shareholders vote to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. See “Special Factors— Reasons for the merger and Recommendation of the Independent Committee and Our Board of Directors” below for a description of the resolutions of our board of directors at this meeting.

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On August 13, 2012, the subscription agreement was executed among Parent, Mr. Hong and Everbright and the equity commitment letter was executed by Mr. Hong and accepted by Parent. The Buyer Group delivered the subscription agreement and the equity commitment letter to the independent committee. Also on August 13, 2012, (a) Parent and Merger Sub executed the merger agreement and Mr. Yingjun Li, as chairman for the independent committee, executed the merger agreement on behalf of the Company, (b) the Company and Mr. Hong executed the limited guaranty, (c) Mr. Hong, Parent and the Rollover Shareholders executed the contribution agreement and (d) Mr. Hong, Parent and certain of the Rollover Shareholders executed the voting agreement. On the same day, the Company issued a press release announcing the execution of the documents and furnished the press release and the merger agreement as exhibits to its Current Report on Form 6-K.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors

The independent committee and the Company’s board of directors believe that, as a privately held company, the Company’s management may have greater flexibility to focus on improving the Company’s financial performance without the constraints caused by the public equity market’s valuation of the Company and emphasis on period-to-period performance. As a publicly traded company, the Company faces pressure from public shareholders and investment analysts to make decisions that might produce better short-term results, but over the long term lead to a reduction in the share price of its publicly traded equity securities.

Furthermore, as an SEC-reporting company, the Company is required to disclose a considerable amount of business information to the public, some of which would be considered proprietary and would not be disclosed by a non-reporting company. As a result, our actual or potential competitors, customers, lenders and vendors all have ready access to this information which potentially may help them compete against us, make it more difficult for us to negotiate favorable terms with them, or facilitate legal claims against us as the case may be.

The independent committee and the Company’s board of directors also believe that it is appropriate for the Company to undertake the merger and terminate the registration of the shares at this time because (a) the offer price of $3.90 per share represents a premium over recent market prices and (b) the limited trading volume of the shares on NASDAQ does not justify the costs of remaining a public company, including the cost of complying with SOX and other U.S. federal securities laws. In 2011, such costs included, but were not limited to, approximately $100,000 for fees and expenses relating to SOX compliance, approximately $300,000 for fees and expenses of public accountants, approximately $37,000 for fees and expenses of U.S. securities counsel, approximately $1,000 for printing costs and approximately $37,000 for fees and expenses of the Company’s investor relations firm (in each case excluding fees and expenses relating to the merger). With respect to (b) above, these costs are ongoing, comprise a significant element of our corporate overhead expense, and are difficult to reduce. In addition to the direct out-of-pocket costs associated with SEC reporting and compliance, the Company’s management and accounting staff, which comprises a handful of individuals, need to devote significant time to these matters.

Based on the foregoing considerations, the Company’s board of directors concluded that it is more beneficial to the Company to undertake the proposed merger and become a private company as a result of the proposed merger than to remain a public company.

Our board of directors, acting upon the unanimous recommendation of the independent committee, which independent committee acted with the advice and assistance of our management (other than Mr. Hong, chairman and chief executive officer of the Company), and its financial and legal advisors, evaluated the merger, including the terms and conditions of the merger agreement.

The independent committee unanimously recommended that our board of directors adopt resolutions that:

•	determine that the merger, on the terms and subject to the consideration set forth in the merger agreement, is fair to, and in the best interests of, the Company and its unaffiliated shareholders, and declare it advisable to enter into the merger agreement;

•	approve the execution, delivery and performance by the Company of the merger agreement and the completion of the transactions contemplated thereby, including the merger; and

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•	recommend the approval of the merger agreement by the holders of the shares.

Our board of directors unanimously approved the resolutions recommended by the independent committee.

In the course of reaching their respective determinations, the independent committee and our board of directors considered the following substantive factors and potential benefits of the merger, each of which the independent committee and our board of directors believed supported their respective decisions, but which are not listed in any relative order of importance:

•	our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders;

•	global economic conditions and the potential effects on our financial condition;

•	estimated forecasts of our future financial performance prepared by our management, together with our management’s view of our financial condition, results of operations, business, prospects and competitive position;

•	the limited trading volume of our shares on NASDAQ;

•	the financing obtained by and the ability of the Buyer Group to consummate the merger assuming the availability of such financing;

•	the belief of the independent committee that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•	the all-cash merger consideration, which will allow our unaffiliated shareholders to immediately realize liquidity for their investment and provide them with certainty of the value of their shares;

•	the current and historical market prices of our shares, including the fact that the $3.90 per share merger consideration offered to our unaffiliated shareholders represents a 26.6% premium over the closing price of $3.08 per share on May 18, 2012 and a 43.4% over the 90-trading day volume weighted average price on May 18, 2012, the last trading day prior to the Company’s announcement on May 21, 2012 that it had received a “going private” proposal;

•	the possibility that it could take a considerable period of time before the trading price of the shares would reach and sustain at least the per share merger consideration of $3.90, as adjusted for the time value of money, and the possibility that such value might never be attained, particularly in light of the heightened scrutiny by the SEC of certain PRC-based companies that had initially been listed in the U.S. through reverse mergers and the trading price of the Company’s shares;

•	the negotiations with respect to the merger consideration that, among other things, led to an increase in the offer price from $3.80 per share to $3.90 per share and the independent committee’s determination that, following extensive negotiations with the Buyer Group, $3.90 per share was the highest price that the Buyer Group would agree to pay, with the independent committee basing its belief on a number of factors, including the duration and tenor of negotiations and the experience of the independent committee and its advisors;

•	the likelihood that the merger would be completed based on, among other things (not in any relative order of importance);

•	the fact that Parent had obtained the signed equity commitment letter and limited guaranty from Mr. Hong and had signed the subscription agreement with Mr. Hong and Everbright for the transaction and the limited number and nature of the conditions to the financing, both of which, in the reasonable judgment of the independent committee, increases the likelihood of such financing being completed;

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•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of completing the merger in light of the scope of the conditions to completion, including the absence of significant required regulatory approvals;

•	the fact the merger agreement provides that, in the event of a failure of the merger to be completed under certain circumstances, Parent will pay the Company a reverse termination fee of $2,000,000, and the guarantee of such payment obligation by Mr. Hong, pursuant to the limited guaranty;

•	our ability, subject to compliance with the terms and conditions of the merger agreement, to terminate the merger agreement prior to the receipt of shareholder approval in order to enter into an alternative transaction proposed by a third party that is a “superior proposal” (as defined in the merger agreement and further explained under the caption “The Merger Agreement and Plan of Merger— Acquisition Proposals” beginning on page 70);

•	our ability, under certain circumstances, to change, withhold, withdraw, qualify or modify our recommendation that our shareholders vote to approve the merger agreement;

•	the financial analysis reviewed and discussed with the independent committee by representatives of Roth, as well as the oral opinion of Roth rendered to the independent committee on August 9, 2012 (which was subsequently confirmed in writing by delivery of Roth’s written opinion dated August 9, 2012) with respect to the fairness, from a financial point of view, of the $3.90 per share merger consideration to be received by holders of the shares (other than the Excluded Shares) in the merger, as of August 9, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Roth in preparing its opinion. Please see “Special Factors — Opinion of Roth, the Independent Committee’s Financial Advisor” beginning on page 37 for additional information;

•	the independent committee’s belief that it was unlikely that any transaction with a third party could be completed at this time given the express intention of Mr. Hong not to sell or offer to sell his shares to any third party, the nature of the Company’s business and the key role Mr. Hong has played in management and customer relationship matters and the fact that independent committee did not received any indication of interest since the public announcement of Mr. Hong’s proposal on May 21, 2012; and

•	the Company’s ability, under certain circumstances pursuant to the merger agreement, to seek specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement.

In addition, the independent committee and our board of directors believed that sufficient procedural safeguards were and are present to ensure that the merger is procedurally fair to our unaffiliated shareholders and to permit the independent committee and our board of directors to represent effectively the interests of such unaffiliated shareholders. These procedural safeguards, which are not listed in any relative order of importance, are discussed below:

•	the consideration and negotiation of the merger agreement was conducted entirely under the control and supervision of the independent committee, which consists of three (3) independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the independent committee’s authority;

•	in considering the transaction with the Buyer Group, the independent committee acted solely to represent the interests of the Company and unaffiliated shareholders, and the independent committee had independent control of the extensive negotiations with the Buyer Group and its legal and financial advisor on behalf of such unaffiliated shareholders;

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•	all of the directors serving on the independent committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group. In addition, none of such directors is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such directors has any financial interest in the merger that is different from that of the unaffiliated shareholders other than the members’ receipt of board and independent committee compensation (which are not contingent upon the completion of the merger or the independent committee’s or board’s recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement;

•	the independent committee was assisted in negotiations with the Buyer Group and in its evaluation of the merger by Roth, Cleary and Walkers, its financial advisor, United States law legal advisor and British Virgin Islands legal advisor, respectively;

•	the independent committee was empowered to consider, attend to and take any and all actions in connection with the written proposal from Mr. Hong and the transactions contemplated thereby from the date the committee was established, and no evaluation, negotiation, or response regarding the transaction or any documentation in connection therewith from that date forward was considered by our board of directors for approval unless the independent committee had recommended such action to our board of directors;

•	the terms and conditions of the merger agreement were the product of extensive negotiations between the independent committee and its advisors, on the one hand, and the Buyer Group and its advisors, on the other hand, which, among other things, resulted in an increase in the offer price from $3.80 per share to $3.90 per share;

•	the independent committee had the authority to reject the terms of any strategic transaction, including the merger;

•	the independent committee held meetings regularly, in person or telephonically, to consider and review the terms of the merger;

•	the recognition by the independent committee and our board of directors that it had no obligation to recommend the approval of the merger proposal from the Buyer Group or any other transaction;

•	the recognition by the independent committee and our board of directors that, under the terms of the merger agreement, it has the ability to provide information to or participate in discussions or negotiations with persons making unsolicited acquisition proposals until the date our shareholders vote upon and approve the merger agreement;

•	the ability of the Company to terminate the merger agreement prior to the receipt of shareholder approval in order to enter into an acquisition agreement relating to a “superior proposal” (as defined in the merger agreement and further explained under the caption “The Merger Agreement and Plan of Merger — Acquisition Proposals” beginning on page 70) subject to compliance with the terms and conditions of the merger agreement;

•	the recognition that because the approval of the merger agreement requires the approval of holders representing two-thirds of the Company’s shares present and voting at the extraordinary general meeting in person or by proxy as a single class, approximately _______ shares owned by the unaffiliated shareholders (constituting ____% shares owned by the unaffiliated shareholders) are required to approve the merger agreement at the extraordinary general meeting, assuming all unaffiliated shareholders will be present and voting in person or by proxy at the extraordinary general meeting;

•	the recognition by the independent committee and our board of directors that, assuming each member of the Buyer Group complies with its obligations under the contribution agreement and the voting agreement, the Buyer Group, as a group, does not have sufficient votes to constitute a quorum for the extraordinary general meeting and unilaterally approve the merger agreement at the extraordinary general meeting; and

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•	the availability of appraisal rights to the unaffiliated shareholders who comply with all of the required procedures under the BVI Business Companies Act for exercising dissenters’ and appraisal rights, which allow such holders to seek appraisal of the fair value of their shares as determined by independent appraisers.

The independent committee and board of directors also considered a variety of potentially negative factors discussed below concerning the merger agreement and the merger, which are not listed in any relative order of importance:

•	the fact that approval of the merger agreement is not subject to the approval of holders of a majority of the Company’s unaffiliated shares;

•	the fact that the Company’s unaffiliated shareholders will have no ongoing equity participation in the Company following the merger, and that they will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to shareholders;

•	the possibility that the Buyer Group could sell part or all of the Company following the merger to one or more purchasers at a valuation higher than that being paid in the merger;

•	the fact that Mr. Hong, the Company’s chairman, chief executive officer and beneficial owner, together with other members of the Buyer Group, holding approximately 35.1% of the total outstanding shares, has expressed unwillingness to consider a sale of his stake to any third party and that the nature of the Company’s business requires Mr. Hong’s consistent role in management and customer relationship matters, which may have discouraged, and may in the future discourage, third parties from submitting alternative acquisition proposals with terms and conditions, including price, that may be superior to the merger;

•	the restrictions on the conduct of the Company’s business prior to the completion of the merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the merger;

•	the risks and costs to the Company if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the Company will be required to, under certain circumstances, pay Parent a termination fee of $1,000,000, in connection with the termination of the merger agreement;

•	the fact that since the Company became publicly listed on March 14, 2007, the highest historical closing price of our shares ($18.13 per share) exceeds the merger consideration offered to our unaffiliated shareholders;

•	the terms of the Buyer Group’s participation in the merger and the fact that the Buyer Group may have interests in the transaction that are different from, or in addition to, those of our unaffiliated shareholders. Please see “Special Factors — Interests of Certain Persons in the Merger” beginning on page 50 for additional information;

•	the possibility that the merger might not be completed and the negative impact of a public announcement of the merger on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel;

•	the taxability of an all cash transaction to our unaffiliated shareholders that are U.S. holders for U.S. federal income tax purposes;

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•	subject to any equitable remedies the Company may be entitled to, the Company’s remedies in the event of breach of the merger agreement by Parent or Merger Sub is limited to receipt of a reverse termination fee of $2,000,000 in connection with the termination of the merger agreement, and under certain circumstances the Company may not be entitled to a reverse termination fee at all;

•	the fact that Parent and Merger Sub are newly formed corporations with no assets other than the financing commitments of Everbright and Mr. Hong and their rights under the merger agreement, and the Company’s ability to seek specific performance of Mr. Hong to make the equity contribution to Parent under the merger agreement and equity commitment letter is conditional upon the availability of financing from Everbright (or, if applicable, other alternative financing sources); and

•	the possibility that Parent and Merger Sub may be unable or unwilling to complete the merger, including if Everbright does not provide the financing pursuant to the Subscription Agreement despite Parent and Merger Sub’s compliance with their financing obligations set forth in the merger agreement or if Parent or Merger Sub choose not to complete despite the availability of financing.

The foregoing discussion of information and factors considered by the independent committee and our board of directors is not intended to be exhaustive, but includes a number of the factors considered by the independent committee and our board of directors. In view of the wide variety of factors considered by the independent committee and our board of directors, neither the independent committee nor our board of directors found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the independent committee and our board of directors may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The independent committee recommended that our board of directors approve, and our board of directors approved, the merger agreement based upon the totality of the information presented to and considered by it.

In the course of reaching its conclusion regarding the fairness of the merger to the unaffiliated shareholders and its decision to recommend the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, the independent committee considered financial analyses presented by Roth as an indication of the going concern value of the Company. These analyses included, among others, historical share price analysis, “going-private” premium paid analysis, selected public companies analysis and discounted cash flow analysis. These analyses are summarized below under the caption “Special Factors — Opinion of Roth, the Independent Committee’s Financial Advisor” beginning on page 37. The independent committee expressly adopted these analyses and the opinion of Roth, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the merger agreement, including the merger.

Neither the independent committee nor our board of directors considered the liquidation value of Company’s assets because each considers the Company to be a viable going concern business where value is derived from cash flows generated from its continuing operations. In addition, the independent committee and the board of directors believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value. Each of the independent committee and the board of directors believes the analyses and additional factors it reviewed provided an indication of our going concern value. Each of the independent committee and board of directors also considered the historical market prices of our shares as described under the caption “Market Price of the Company’s Shares, Dividends and Other Matters — Market Price of the Shares” beginning on page 56. Neither the independent committee nor our board of directors considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the shareholders of the Company, as a factor. The independent committee and board of directors believe that net book value is not a material indicator of the value of the Company as a going concern. The Company’s net book value per share as of December 31, 2011 was $5.46 (or $5.45 based on the weighted average number of outstanding shares during 2011). Net book value does not take into account the future prospects of the Company, market conditions, trends in the industry related to the provision of IT solutions and services to China’s domestic banking sector or the business risks inherent in competing with larger companies in that industry.

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Neither the independent committee nor our board of directors considered firm offers made by any unaffiliated person as, other than as described in this proxy statement, the Company is not aware of any firm offers made by any other persons during the two years prior to the date of merger agreement for (i) the merger or consolidation of the Company with another company, or vice versa, (ii) the sale or transfer of all or any substantial part of the Company’s assets, or (iii) a purchase of the Company’s securities that would enable such person to exercise control of the Company.

In addition, the independent committee and our board of directors did not consider the purchase prices paid for the Company’s shares in the past two years by Mr. Hong and his affiliates or the Rollover Shareholders, as the prices they paid were in accordance with the prevailing trading prices of the shares at the time of their purchases.

In reaching its determination that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of the Company and our unaffiliated shareholders and its decision to approve the merger agreement and recommend the approval of the merger agreement by our shareholders, our board of directors considered the analysis and recommendation of the independent committee and the factors examined by the independent committee as described above under this section and adopted such recommendations and analysis. For the foregoing reasons, our board of directors believes that the merger agreement and the transactions contemplated thereby, including the merger, are substantively and procedurally fair to our unaffiliated shareholders.

To the extent known by each Filing Person after making reasonable inquiry, except as set forth under “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” and “The Extraordinary General Meeting—Our Board’s Recommendation,” no executive officer, director or affiliate of the Company or such Filing Person has made a recommendation either in support of or opposed to the transaction.

Except as set forth under “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” and “Special Factors—Opinion of Roth, the Independent Committee’s Financial Advisor,” no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

Position of the Buyer Group as to the Fairness of the Merger

Under SEC rules governing “going-private” transactions, each member of the Buyer Group may be deemed to be an affiliate of the Company and required to express its beliefs as to the fairness of the proposed merger to the unaffiliated shareholders. The Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Group as to the fairness of the proposed merger are not intended and should not be construed as a recommendation to any shareholder of the Company as to how to vote on the proposal to approve the merger agreement. The Buyer Group has interests in the merger that are different from those of the other shareholders of the Company by virtue of their continuing interests in the surviving company after the consummation of the merger. These interests are described under “Special Factors—Interests of Certain Persons in the Merger—Interests of Mr. Hong and the Rollover Shareholders.”

The Buyer Group believes the interests of the unaffiliated shareholders were represented by the independent committee, which negotiated the terms and conditions of the merger agreement with the assistance of its independent legal and financial advisors. The Buyer Group attempted to negotiate a transaction that would be most favorable to it, and not to the unaffiliated shareholders and, accordingly, did not negotiate the merger agreement with a goal of obtaining terms that were substantively and procedurally fair to such unaffiliated shareholders. The Buyer Group did not participate in the deliberations of the independent committee regarding, and did not receive any advice from the independent committee’s independent legal counsel or financial advisors as to, the fairness of the proposed merger to the unaffiliated shareholders. The Buyer Group did not perform, or engage a financial advisor to perform, any independent valuation or other analysis for the Buyer Group to assist them in assessing the substantive and procedural fairness of the proposed merger to the unaffiliated shareholders.

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Based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the independent committee and the Company’s board of directors discussed in the section titled “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 25 (which considerations and findings are adopted by the Buyer Group solely for the purposes of making the statements in this section), the Buyer Group believes the proposed merger is substantively fair to the unaffiliated shareholders based upon the following factors, which are not listed in any relative order of importance:

•	the merger consideration of $3.90 per share represents a 43.4% premium over the Company’s 90 trading day volume weighted average price as quoted by NASDAQ on May 18, 2012, the last trading day prior to the Company’s announcement on May 21, 2012 that it had received a “going-private” proposal from Mr. Hong;

•	the Company’s shares traded as high as $3.67 per share and as low as $1.90 per share during the 52-week period prior to the announcement of the execution of the merger agreement;

•	the merger consideration of $3.90 per share is payable entirely in cash, thus allowing the unaffiliated shareholders to realize liquidity and a determined value for their investment;

•	the members of the independent committee are not officers or employees of the Company and do not have any interests in the proposed merger different from, or in addition to, those of the unaffiliated shareholders, other than the members’ receipt of board and independent committee compensation (which are not contingent upon the consummation of the merger or the independent committee’s or the board’s recommendation of the proposed merger) and their indemnification and liability insurance rights under the merger agreement;

•	the Company’s board of directors, acting upon the unanimous recommendation of the independent committee, determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to the Company’s unaffiliated shareholders;

•	the proposed merger is not conditioned on any financing being obtained by Parent or Merger Sub, thus increasing the likelihood that the merger will be consummated and the merger consideration will be paid to the unaffiliated shareholders;

•	Parent has entered into a subscription agreement with Everbright, pursuant to which Everbright has agreed to subscribe for exchangeable notes from Parent in an aggregate amount of US$48 million. The proceeds from the subscription of exchangeable notes will be used to fund the merger consideration and pay certain fees and expenses contemplated by the subscription agreement and the merger agreement;

•	Mr. Hong has entered into an equity commitment letter pursuant to which he will purchase or cause the purchase of equity interests of Parent, on terms and conditions set forth in the equity commitment letter, for an aggregate amount of $3.594 million, which will be used to fund the merger and pay certain fees and expenses contemplated by the merger agreement;

•	Mr. Hong has agreed to guarantee the obligation of Parent to pay, under certain circumstances set forth in the merger agreement, the Parent termination fee to the Company; and

•	the proposed merger will provide liquidity for the unaffiliated shareholders without incurring brokerage and other costs typically associated with market sales.

The Buyer Group did not consider the Company’s net book value, which is defined as total assets minus total liabilities, as a factor. The Buyer Group believes that net book value, which is an accounting concept based on historical costs, is not a material indicator of the value of the Company as a going concern, because it does not take into account the future prospects of the Company, market conditions, trends in the industry in which the Company conducts its business, or the business risks inherent in competing with other companies in the same industry.

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The Buyer Group did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable, going concern, and because the Company will continue to operate its business following the merger.

The Buyer Group did not establish, and did not consider, a going concern value for the shares of the Company as a public company to determine the fairness of the merger consideration to the unaffiliated shareholders. However, to the extent the pre-merger going concern value was reflected in the pre-announcement price of the Company’s ordinary shares, the merger consideration of $3.90 per share represented a premium to the per share going concern value of the Company.

The Buyer Group is not aware of, and thus did not consider in its fairness determination, any offers or proposals made by any unaffiliated third parties with respect to a merger or consolidation of the Company with or into another company, a sale of all or a substantial part of the Company’s assets, or the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

The Buyer Group did not receive any independent reports, opinions or appraisals from any outside party related to the merger, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the merger to the unaffiliated shareholders.

The Buyer Group believes the proposed merger is procedurally fair to the unaffiliated shareholders based upon the following factors:

•	the independent committee, consisting entirely of directors who are not officers or employees of the Company and who are not affiliated with the Buyer Group, was established and given absolute authority to, among other things, review, evaluate, and negotiate the terms of the proposed merger and to decide not to engage in the proposed merger;

•	the members of the independent committee do not have any interests in the merger different from, or in addition to, those of the unaffiliated shareholders, other than the members’ receipt of board and independent committee compensation (which are not contingent upon the consummation of the proposed merger or independent committee’s or board’s recommendation of the proposed merger) and their indemnification and liability insurance rights under the merger agreement;

•	while Mr. Hong is the chairman of the board of directors and the chief executive officer of the Company, he did not serve on the independent committee, nor did any member of the Buyer Group participate or have any influence over the deliberative process of, or the conclusions reached by, the independent committee or the negotiating positions of the independent committee;

•	the independent committee retained and was advised by its independent legal and financial advisors who are experienced in advising committees such as the independent committee in similar transactions;

•	the independent committee and the Company’s board of directors had no obligation to recommend the approval of the merger agreement and the transactions contemplated thereby, including the merger, or any other transaction;

•	the merger was unanimously approved by the independent committee;

•	the merger consideration and other terms and conditions of the merger agreement were the result of extensive negotiations between Mr. Hong, Parent, Merger Sub and their legal and financial advisors, on the one hand, and the independent committee and its legal and financial advisors, on the other hand;

•	approval of the merger agreement is subject to the approval by an affirmative vote of shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting, which is a higher threshold than the requirement under the laws of the British Virgin Islands of an affirmative vote of shareholders representing a simple majority of the shares present and voting at the extraordinary general meeting, and gives unaffiliated shareholders a meaningful opportunity to consider and vote upon the approval of the merger agreement;

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•	the independent committee received from Roth, its independent financial advisor, an opinion, dated August 9, 2012, as to the fairness, as of such date, from a financial point of view, to the unaffiliated shareholders of the per share merger consideration of $3.90 to be received by unaffiliated shareholders in the proposed merger, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing such opinion;

•	under the terms of the merger agreement, in certain circumstances prior to obtaining the requisite shareholder approval of the merger, the Company is permitted to provide information to and participate in discussions or negotiations with persons making acquisition proposals, and the board of directors of the Company is permitted to withdraw or modify its recommendation of the merger agreement; and

•	the ability of the Company to terminate the merger agreement (in accordance with the terms of the merger agreement) in order to enter into an acquisition agreement relating to a superior proposal.

The foregoing discussion of the information and factors considered and given weight by the Buyer Group in connection with their evaluation of the substantive and procedural fairness to the unaffiliated shareholders of the merger agreement and the transactions contemplated by the merger agreement, including the merger, is not intended to be exhaustive, but is believed by the Buyer Group to include all material factors considered by them. The Buyer Group did not find it practicable to and did not quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the substantive and procedural fairness of the merger agreement and the proposed merger to the unaffiliated shareholders. Rather, the Buyer Group made the fairness determinations after considering all of the foregoing as a whole.

The Buyer Group believes these factors provide a reasonable basis for its belief that the proposed merger is both substantively and procedurally fair to the unaffiliated shareholders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Group to any shareholder of the Company as to how such shareholder should vote with respect to the approval of the merger agreement.

Purposes and Reasons of the Buyer Group for the Merger

Under SEC rules governing “going-private” transactions, each member of the Buyer Group may be deemed to be an affiliate of the Company and required to express its reasons for the merger to the unaffiliated shareholders. Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the merger is to enable the Buyer Group to acquire 100% control of the Company in a transaction in which the outstanding shares other than the Founder Shares and Rollover Shares will be cashed out for $3.90 per share. After the ordinary shares of the Company cease to be publicly-traded, the Buyer Group will bear 100% of the rewards and risks of ownership of the Company. In addition, with respect to the Rollover Shareholders, the merger will allow them to maintain a significant portion of their investment in the Company as described under “Special Factors—Interests of Certain Persons in the Merger—Interests of Mr. Hong and the Rollover Shareholders” and at the same time enable Mr. Hong to maintain a leadership role with the surviving company.

The Buyer Group believes that, after the Company becomes a privately-held company, the Company’s management will have greater flexibility to focus on improving the Company’s long-term profitability without the constraints caused by the public equity market’s valuation of the Company and emphasis on period-to-period performance. As a privately-held company, the Company will have greater flexibility to make decisions that might negatively affect short-term results but that could increase the Company’s value over the long term. In contrast, as a publicly-traded entity, the Company faces pressure from public shareholders and investment analysts to make decisions that might produce improved short-term results, but which are not necessarily beneficial in the long term.

As a privately-held company, the Company will be relieved of many of the other expenses, burdens, and constraints imposed on companies that are subject to public reporting requirements under U.S. federal securities laws, including the Exchange Act and SOX. The need for the management of the Company to be responsive to the concerns of the unaffiliated shareholders and to engage in dialogue with the unaffiliated shareholders can also at times distract management’s time and attention from the effective operation and improvement of the business.

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The Buyer Group decided to undertake the going-private transaction at this time because it wants to take advantage of the benefits to the Company of being a privately-held company as described above and because Parent was able to obtain financing commitments from Everbright and Mr. Hong, in each case on terms satisfactory to the Buyer Group.

Certain Financial Projections

The Company’s management does not, as a matter of course, make available to the public future financial projections. However, in connection with their financial analysis of the merger, our management provided certain financial projections for the fiscal year ending December 31, 2012 through the fiscal year ending December 31, 2021 to the independent committee, our board of directors and Roth. These financial projections were first provided to Roth on June 13, 2012 and slightly revised by management of the Company on July 14, 2012 to reflect certain immaterial changes made after discussion with Roth. Please see “Special Factors—Background of the Merger” beginning on page 19 for additional information. Roth’s financial analysis below contains material portions of these financial projections. These financial projections, which were based on our management’s projection of our future financial performance as of the date provided, were prepared for internal use and to assist Roth with its financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or U.S. generally accepted accounting principles.

The financial projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the projections, the Company’s management took into account historical performance, combined with estimates regarding revenues, operating income and operating expenses. Although the projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time the projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for our existing and new products, the competitive environment, expectations regarding future acquisitions or any other transaction and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of our management, may cause the projections or the underlying assumptions not to be reflective of actual future results. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the merger or any changes to our operations or strategy that may be implemented or that were not anticipated after the time the projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be materially different than those contained in the projections. Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to these financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability. These projections are not included in this proxy statement in order to induce any shareholder to vote in favor of the approval of the merger agreement or to elect not to seek appraisal for his or her shares.

The inclusion of the projections should not be regarded as an indication that the Company, the Buyer Group, the independent committee, the independent committee’s financial advisor or anyone who received the projections then considered, or now considers, them a reliable prediction of future events, and the projections should not be relied on as such. None of the Company, the Buyer Group, the independent committee, the independent committee’s financial advisor or any of their affiliates intends to, and each of them disclaims any obligation to, revise or correct the projections (even in the short term).

The inclusion of the projections in this proxy statement should not be deemed an admission or representation by the Company, the Buyer Group or the independent committee that they are viewed by the Company, the Buyer Group or the independent committee as material information of the Company. The projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the projections, shareholders are cautioned not to place undue, if any, reliance on the projections included in this proxy statement.

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	Year ending December 31,
	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E
	(US$ in thousands, except percentages)
Revenues	92,548	110,908	132,720	157,856	185,003	213,477	242,379	270,619	296,978	325,971
Growth	19.5%	19.8%	19.7%	18.9%	17.2%	15.4%	13.5%	11.7%	9.7%	9.8%
Gross Profit	42,629	50,691	59,734	70,005	81,814	94,200	105,596	117,739	129,073	141,540
% Margin	46.1%	45.7%	45.0%	44.3%	44.2%	44.1%	43.6%	43.5%	43.5%	43.4%
Total Operating Expenses	(34,053)	(39,375)	(46,188)	(54,468)	(63,286)	(70,872)	(79,471)	(87,627)	(94,957)	(103,703)
% Margin	36.8%	35.5%	34.8%	34.5%	34.2%	33.2%	32.8%	32.4%	32.0%	31.8%
Net Income	7,064	9,386	11,286	12,985	15,527	19,612	22,001	25,416	28,861	32,082
% Margin	7.6%	8.5%	8.5%	8.2%	8.4%	9.2%	9.1%	9.4%	9.7%	9.8%

Roth, as the financial advisor to the independent committee, reviewed certain financial analyses which were based, in part, on the financial projections above. For additional information on Roth’s analysis, please see “Discussion Materials prepared by ROTH Capital Partners, LLC for discussion with the independent committee of the board of directors of the Company, dated August 9, 2012,” filed as Exhibit (c)-(2) to the Company’s transaction statement on Schedule 13E-3 and “Special Factors—Opinion of Roth, the Independent Committee’s Financial Advisor.”

NONE OF THE COMPANY OR OUR AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE U.S. FEDERAL SECURITIES LAW.

The financial projections are forward-looking statements. For information on factors which may cause our future financial results to materially vary, please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 90 and “Item 3. Key Information—D. Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, incorporated by reference into this proxy statement.

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Opinion of Roth, the Independent Committee’s Financial Advisor

Pursuant to an engagement letter dated May 31, 2012, the independent committee retained Roth to act as its financial advisor in connection with the merger and, at the independent committee’s request, to render an opinion to the independent committee as to the fairness, from a financial point of view, to the unaffiliated shareholders of the Company of the consideration to be received in connection with the merger by such shareholders.

On August 9, 2012, Roth rendered its oral opinion, subsequently confirmed in writing, to the independent committee that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the $3.90 cash per share merger consideration to be received by the shareholders of the Company (other than the holders of Excluded Shares) in the merger was fair, from a financial point of view, to such shareholders.

The full text of Roth’s written opinion, dated August 9, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Roth in rendering its opinion, is attached to this proxy statement as Annex B and is incorporated by reference herein. The summary of the Roth opinion provided in this proxy statement is qualified in its entirety by reference to the full text of the opinion. Shareholders of the Company are urged to read the opinion carefully and in its entirety. The opinion addresses only the fairness of the per share merger consideration, from a financial point of view, to the holders of the ordinary shares of the Company (other than holders of Excluded Shares), as of the date of the opinion and does not address the Company’s underlying business decision to proceed with or effect the merger or the likelihood of consummation of the merger. Roth’s opinion was directed to the independent committee in connection with its consideration of the merger and was not intended to be, and does not constitute, a recommendation to any shareholder as to how such shareholder should vote with respect to the merger or any other matter.

In arriving at its opinion, Roth:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	discussed the past and current operations, financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Company’s shares;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	compared the financial performance of the Company and the prices and trading activity of the Company’s shares with that of certain other publicly-traded companies Roth deemed comparable with the Company and its securities;

•	participated in certain discussions and negotiations among representatives of the Independent Committee, Parent and their financial and legal advisors;

•	reviewed a draft of the merger agreement dated August 8, 2012, a draft voting agreement dated August 8, 2012, a draft of the contribution agreement dated August 8, 2012, a draft of the exchangeable notes subscription agreement dated August 8, 2012 between the Parent and CSOF FinTech Limited and CEL FinTech Limited (the “subscription agreement”), a draft of the limited guaranty dated August 8, 2012 by Mr. Weidong Hong in favor of the Company, a draft of the equity commitment letter dated August 8, 2012 by Mr. Weidong Hong and certain related documents; and

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•	performed such other analyses, reviewed such other information and considered such other factors as Roth deemed appropriate.

For its opinion, Roth assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company, and formed a substantial basis for its opinion and further relied upon the assurances of the management of the Company that information furnished by them for purposes of its analysis did not contain any material omissions or misstatements of material fact. With respect to the Company Financial Projections, Roth was advised by the management of the Company and assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, and Roth expressed no view as to the assumptions on which they are based. In addition, Roth assumed that the final executed merger agreement would not differ in any material respect from the draft merger agreement reviewed by it and that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that (i) Parent and Merger Sub will obtain financing in accordance with the terms set forth in the subscription agreement, and (ii) the transactions and actions contemplated by the contribution agreement, subscription agreement and voting agreement will be consummated in accordance with each of their terms. Roth also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed merger.

Roth is not a legal, tax, accounting or regulatory advisor. Roth is a financial advisor only and has relied upon, without independent verification, the assessment of the Company and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. Roth expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the merger consideration to be received by the holders of shares of the Company in the merger. Roth’s opinion did not address the fairness of any consideration to be received by Mr. Weidong Hong or his affiliates or the Rollover Shareholders pursuant to the merger agreement or the contribution agreement or to the holders of any other class of securities, creditors or other constituencies of the Company. Roth’s opinion did not address the underlying business decision of the Company to enter into the merger or the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Roth did not express any opinion as to the price at which the shares of Company will trade at any time.

Roth did not make any independent valuation or appraisal of the assets or liabilities (fixed, contingent or otherwise) of the Company, nor was it furnished with any such valuations or appraisals. Roth did not evaluate the solvency of the Company under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters.

Roth’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of the date of its opinion. Events occurring after the date of its opinion may affect the opinion and the assumptions used in preparing it, and Roth did not assume any obligation to update, revise or reaffirm the opinion.

Roth’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the $3.90 cash per share merger consideration to be received by the holders of the Company’s shares (other than the holders of Excluded Shares) in the proposed merger.  The issuance of Roth’s opinion was approved by a fairness opinion committee of Roth.

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Summary of Material Financial Analysis

The following is a summary of the material financial analyses performed by Roth and reviewed by the independent committee in connection with Roth’s opinion relating to the merger and does not purport to be a complete description of the financial analyses performed by Roth. The rendering of an opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Roth or of its presentation to the independent committee on August 9, 2012. The order of analyses described below does not represent the relative importance or weight given to those analyses by Roth. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Roth’s financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Roth’s financial analyses.

In performing its analyses, Roth made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the merger agreement. Roth does not assume any responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below.

Selected Publicly Traded Comparable Companies. In order to assess how the public market values shares of publicly traded companies similar to the Company, Roth reviewed and compared certain financial information relating to the Company with selected companies, which, in the exercise of its professional judgment and based on its knowledge of the industry, Roth deemed relevant to the Company. Although none of the selected companies is identical to the Company, Roth selected these companies because they had publicly traded equity securities and were deemed to be similar to the Company in one or more respects including the nature of their business, size, financial performance, geographic concentration and listing jurisdiction.  The selected comparable companies were:

U.S.-Listed Large Market Capitalization Chinese Software Companies	U.S.-Listed Small Market Capitalization Chinese Software Companies	Hong Kong Listed Software Companies
• VanceInfo Technologies, Inc.	• Pansoft Company Limited	• Chinasoft International Ltd
• Isoftstone Holdings Limited	• Trunkbow International Holdings, Ltd	• Digital China Holdings Limited
• hiSoft Technology International	• China Information Technology, Inc.	• SinoCom Software Group Limited
• AsiaInfo-Linkage, Inc.	• e-Future Information Technology, Inc.
• China Transinfo Technology Corp
• Camelot Information Systems

For the Company and each of the selected companies, Roth calculated and compared various financial multiples and ratios of the Company and the selected comparable companies based on each respective company’s public filings for historical information and third-party research estimates from Thomson One for forecasted information.

In its review of the selected companies, Roth considered, among other things, (i) market capitalizations (computed using closing stock prices as of August 8, 2012), (ii) enterprise values (“EV”), (iii) EV as a multiple of reported revenue for the latest twelve-month period (“LTM”) and fiscal year 2011 and estimated revenue for fiscal year 2012, (iv) EV as a multiple of reported earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the LTM and fiscal year 2011 and estimated EBITDA for fiscal year 2012, and (v) price as a multiple of reported earnings for the LTM and fiscal year 2011 and price as a multiple of estimated earnings for fiscal year 2012. The results of these analyses are summarized in the following table:

	Mean		Median		High		Low		Yucheng at $3.90 per share
EV to LTM Revenue	0.8	x	0.9	x	1.5	x	0.1	x	0.9	x
EV to Revenue for 2011	0.8	x	0.9	x	1.6	x	0.1	x	1.0	x
EV to Revenue for 2012	0.7	x	0.7	x	1.1	x	0.1	x	0.8	x

EV to LTM EBITDA	10.5	x	9.0	x	26.7	x	3.7	x	7.1	x
EV to EBITDA for 2011	7.8	x	8.1	x	13.4	x	3.4	x	6.7	x
EV to EBITDA for 2012	6.5	x	6.4	x	10.9	x	4.1	x	6.9	x

LTM Price-to-Earnings	13.1	x	13.2	x	22.4	x	2.7	x	12.7	x
Price-to-Earnings for 2011	12.4	x	13.4	x	20.5	x	2.5	x	11.4	x
Price-to-Earnings for 2012	14.0	x	13.1	x	21.5	x	9.3	x	11.2	x

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Roth noted that although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. Accordingly, Roth’s comparison of selected companies to the Company and analyses of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.

Roth noted that the resulting multiples for the Company at the per share merger consideration of $3.90 was near the midpoint of the various selected publicly traded comparable company multiples.

Selected Comparable Transaction Analysis. Roth reviewed and compared the purchase prices and financial multiples paid in selected other transactions primarily in the application software and IT consulting sectors from January 1, 2007 to present that Roth, in the exercise of its professional judgment, determined to be relevant. The selected transactions analyzed are set out in the following table:

Application Software Companies:

Announcement Date	Buyer	Target
March 2012	Monitise plc	ClairMail, Inc.
October 2011	FRS Belgium NV	Shanghai Advanced Software Ltd., Co.
September 2011	Francisco Partners Management LLC	eFront SA
September 2011	BServ, Inc.	Fundtech Ltd.
July 2011	ACI Worldwide, Inc.	S1 Corporation
December 2010	Helios Investment Partners LLP; Adlevo Capital Managers, LLC	InterSwitch Limited
November 2010	Beijing Ultrapower Software Co., Ltd.	Beijing Union-Innovation Co. Ltd.
April 2010	CRIF Corporation	Equifax Enabling Technologies LLC
March 2010	Pegasystems Inc.	Chordiant Software, Inc.
January 2010	Longtop Financial Technologies Limited	Giantstone Information & Technology Ltd.
December 2009	Temenos Group AG	Viveo Group SA
October 2009	Markit Group Limited	Clear Par, LLC
October 2009	Equifax Inc.	IXI Corporation
January 2009	Mastercard Incorporated	Orbiscom Limited
October 2008	Yonyou Software Co., Ltd.	Beijing Founder Chunyuan Technology Development Co., Ltd.
May 2008	Longtop Financial Technologies Limited	Huayuchang Tongchuang Science & Technology Co.
January 2008	Metavante Technologies, Inc.	Nomad Payments Ltd.
October 2007	Audley Capital Advisors LLP	Tecnologia Avanzata dei Sistemi S.p.A.
July 2007	NICE Systems Ltd.	Actimize, Inc.
May 2007	SSP Holdings Ltd.	Sirius Financial Solutions plc
April 2007	Business Objects S.A.	Cartesis SA

IT Consulting Companies:

Announcement Date	Buyer	Target
May 2012	SJI Limited	SinoCom Software Group Limited
March 2012	Desjardins Venture Capital; Fonds de solidarité FTQ; Investissement Quebec; Desjardins Capital régional et coopérati	GFI Solutions Group, Inc.
March 2012	Hitachi Ltd.	eBworx Berhad
February 2012	Asseco Poland SA	Sygnity S.A.
February 2012	Salient Federal Solutions, Inc.	ATS Corporation
September 2011	Adcorp Holdings Ltd.	Paracon Holdings Limited
September 2011	Imtech NV	Qbranch AB
August 2011	SONDA Filiales Chile Limitada	Quintec S.A.
June 2011	Micropole SA	Easteq Corporation
February 2011	SCSK Corporation	CSK Corporation
October 2010	Fidelity National Information Services, Inc.	Capco Group
December 2009	China National Software & Service Company Limited	Great Wall Computer Software and Systems Inc., Ltd
June 2009	NTT Communications Deutschland GmbH	Integralis Aktiengesellschaft
March 2009	MDT InfoTech Ltd.	CapInfoTech
December 2008	Wipro Technologies Limited	Citi Technology Services Limited
August 2008	NCS Pte. Ltd.	Singapore Computer Systems Ltd
July 2008	Groupe Open	Sylis S.A.
October 2007	BT Group plc	NET2S Group
September 2007	Pension Insurance Corporation Holdings LLP	Telent PLC
August 2007	Valores Corporativos Softtek, S.A. de C.V.	I.T. United
May 2007	Canon Marketing Japan Inc.	Argo21 Corp
March 2007	2e2 Group Limited	Compel Group PLC
January 2007	Chinasoft International Ltd.	Hinge Global Resources, Inc.

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For each of the selected transactions, Roth calculated and compared the resulting enterprise value in the transaction as a multiple of LTM revenue and LTM EBITDA. Such multiples for the selected transactions were based on publicly available information at the time of the relevant transaction. The results of these analyses are summarized in the following table:

	EV to LTM Revenue
	Mean		Median		High		Low		Yucheng at $3.90 per share
Application Software Company Transactions	2.7	x	1.9	x	10.0	x	1.2	x	0.9	x
IT Consulting Company Transactions	0.9	x	0.6	x	2.9	x	0.3	x	0.9	x
Blended Multiples	1.6	x	1.3	x	10.0	x	0.3	x	0.9	x

	EV to LTM EBITDA
	Mean		Median		High		Low		Yucheng at $3.90 per share
Application Software Company Transactions	13.9	x	13.4	x	29.8	x	3.4	x	7.1	x
IT Consulting Company Transactions	8.7	x	7.6	x	17.7	x	4.1	x	7.1	x
Blended Multiples	10.1	x	8.1	x	29.8	x	3.4	x	7.1	x

Because the Company’s business products and services include both application software and IT consulting products and services, Roth compared the Company’s multiple to an average blended multiple of all selected transactions. Roth noted that the Company’s transaction multiples at the per share merger consideration of $3.90 was within the range of blended selected comparable transaction multiples.

Discounted Cash Flow Analysis.  Roth performed a discounted cash flow analysis of the Company by calculating ranges of the estimated net present value of the unlevered, after-tax free cash flows attributable to shareholders of the Company that the Company forecasted to generate from August 1, 2012 through fiscal year 2021. All of the information used in Roth’s analysis was based on publicly available sources and the Company Financial Projections provided by the Company’s management, which internal financial projects can be found under the caption “—Certain Financial Projections” beginning on page 35.

In performing its discounted cash flow analysis, Roth calculated ranges of the estimated present values of the Company’s unlevered, after-tax free cash flows attributable to shareholders of the Company that the Company forecasted to generate for partial year 2012 to year 2021 by applying discount rates ranging from 14.4% to 16.4%, reflecting Roth’s estimates of the Company’s weighted-average cost of capital. The weighted-average cost of capital was calculated by adding (a) the market value of equity as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated cost of equity, and (b) the market value of debt as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated after-tax market cost of debt. The Company’s estimated cost of equity was calculated using the Capital Asset Pricing Model which took into account the Company’s beta, betas of comparable companies, the risk-free rate, a historical equity market risk premium and a historical small capitalization risk premium, which risk premiums were sourced from the Ibbotson SBBI 2012 Valuation Yearbook.

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Roth also calculated the ranges of estimated terminal value amounts for the Company by applying a range of terminal growth rates of 4.0% to 6.0% to the Company’s estimated terminal year unlevered, after-tax free cash flow attributable to shareholders of the Company after accounting for minority interests. The range of terminal growth rates utilized in Roth’s discounted cash flow analysis was based on the long-term expected gross domestic product growth rate in China. The range of estimated present values of these estimated terminal value amounts was then calculated by applying discount rates ranging from 14.4% to 16.4%. Combining the total present value of the estimated unlevered free cash flows and the present value of the terminal values resulted in a range of implied enterprise values for the Company. Roth then deducted outstanding debt and added outstanding cash and cash equivalents from the Company balance sheet as of March 31, 2012 to determine a range of implied equity values of the Company. The discounted cash flow analysis implied an equity value range for the Company’s shares of $2.65 to $3.99 per share.

Roth noted that the per share merger consideration of $3.90 was at the high end of the range of implied values per share calculated based on the discounted cash flow analysis.

Analyses of Implied Premia. Roth analyzed the implied premia based on the merger consideration of $3.90 per share as compared to the following:

•	the closing price of the Company’s shares on May 18, 2012 (“Undisturbed Share Price”), the last trading day prior to the announcement of a “going private” proposal received by the Company;

•	the volume weighted average price (“VWAP”) of the Company’s shares for each of the 30-day and 90-day periods ended on May 18, 2012 (referred to herein as the “Reference Date”); and

•	the 52-week high and low stock prices of the Company.

The results of this analysis are summarized in the following table:

Time Period	Price for Period Ended on the Reference Date	Implied Premium
May 18, 2012 (Undisturbed Share Price)	$3.08	26.6%
30-Day VWAP	$3.05	27.9%
90-Day VWAP	$2.72	43.4%
52-Week High	$3.80	2.6%
52-Week Low	$1.99	96.0%

Illustrative Premia Paid Analysis.  Roth reviewed the premia paid or offered in transactions involving U.S.-listed Chinese companies that have either completed a going private transaction or that are subject to a going private offer. The selected transactions analyzed are set out in the following table.

Company	Symbol	Announcement Date	Deal Status
ShangPharma	SHP	07/06/2012	Under Review
China Mass Media Corp.	CMMCY	05/04/2012	Board Approved
China Nuokang Bio-Pharm	NKBP	05/09/2012	Under Review
Shengtai Pharmaceutical	SGTI	04/17/2012	Under Review
Winner Medical Group	WWIN	04/02/2012	Board Approved
Zhongpin	HOGS	03/27/2012	Under Review
Gushan Environmental Energy	GU	02/24/2012	Board Approved
China Transinfo Technology	CTFO	02/21/2012	Board Approved
Pansoft Company	PSOF	01/09/2012	Board Approved
Jingwei International	JNGW	01/06/2012	Closed
WSP Holdings Limited	WH	12/13/2011	Under Review
Andatee China Marine Fuel Services	AMCF	11/23/2011	Under Review
China GrenTech	GRRF	11/14/2011	Closed
China Real Estate Information Corp	CRIC	10/28/2011	Closed
Shanda Interactive	SNDA	10/17/2011	Closed
SOKO Fitness & Spa Group	SOKF	07/25/2011	Closed
Tiens Biotech Group	TBV	06/26/2011	Closed
Funtalk China	FTLK	03/25/2011	Closed
China Security & Surveillance Technology	CSR	03/08/2011	Closed
China Fire & Security	CFSG	03/07/2011	Closed
Chemspec International	CPC	11/11/2010	Closed
Fushi Copperweld	FSIN	11/03/2010	Board Approved
Harbin Electric	HRBN	10/11/2010	Closed
Tongjitang Chinese Medicines	TCM	04/08/2009	Closed
Sinoenergy	SNEN	04/09/2009	Closed

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For each transaction, Roth calculated the premium per share paid or offered by the buying group by comparing the announced transaction value per share to the target company’s closing stock price one day prior to the announcement of the transaction and to the target company’s 30-day and 90-day VWAP prior to the announcement of the transaction. For the merger, premia paid were calculated against the one day closing price, 30-day VWAP and 90-day VWAP prior to May 21, 2012, when the Company announced receipt of a “going private” proposal. The results of these transaction premia analyses are summarized below:

	Selected Transactions Premia Paid
	1 Day Prior	30-Day VWAP	90-Day VWAP
Mean	39.9%	45.7%	34.9%
Median	30.8%	38.3%	29.7%
High	106.5%	139.1%	100.9%
Low	4.4%	1.7%	-2.7%
The Company’s implied premia based on merger consideration of $3.90 per share	26.6%	27.9%	43.4%

Roth noted that the Company’s premia based on the per share merger consideration of $3.90 was within the range of the illustrative premia paid analysis.

General.

The summary set forth above does not contain a complete description of the analyses performed by Roth, but does summarize the material analyses performed by Roth in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Roth believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Roth opinion. In arriving at its opinion, Roth considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Roth made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Roth’s view of the actual value of the Company.

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As described above, Roth’s opinion was only one of many factors considered by the independent committee and the board of directors in making its determination to approve the merger. Roth was not requested to, and did not solicit any expressions of interest from any other parties with respect to any business combination with the Company.

Roth is a full service securities firm with offices throughout the United States and in Hong Kong and China, and is engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. The Company’s independent committee of the board of directors selected Roth because of its familiarity with the Company, the Company’s industry and with U.S.-listed Chinese companies, as well as its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions.

Roth is acting as financial advisor to the independent committee of the board of directors of the Company in connection with the merger. Pursuant to its engagement letter with Roth, the Company has agreed to pay a customary fee to Roth as compensation for its services in connection with the merger, one-half of which is payable if and when the merger is completed. In addition, the Company has agreed to indemnify Roth for certain liabilities that may arise out of its engagement by the independent committee and the rendering of Roth’s opinion. In the ordinary course of business, Roth and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company and the other parties to the merger, and, accordingly, may at any time hold a long or a short position in such securities. Roth and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates for which Roth would expect to receive compensation.

Effect of the Proposed Merger on the Company

Private Ownership

The Company’s shares are currently listed on NASDAQ under the symbol “YTEC.” It is expected that, immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately-held company beneficially owned by the Buyer Group. Following the completion of the merger, the Company’s shares will cease to be listed on NASDAQ, and price quotations with respect to sales of the Company’s shares in the public market will no longer be available. In addition, registration of the Company’s shares under the Exchange Act will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to U.S. federal securities laws, including SOX, applicable to public companies. After the completion of the merger, Mr.Hong and the Rollover Shareholders will no longer enjoy the rights or protections that U.S. federal securities laws provide.

Upon completion of the merger, each issued and outstanding share of the Company, other than the Founder Shares, Rollover Shares and the Dissenting Shares (please see “—Dissenters’ Rights” below), will be cancelled in exchange for the right to receive $3.90 per share in cash, without interest and net of any applicable withholding taxes. At the effective time of the merger, the Founder Shares will be cancelled for no consideration. The Rollover Shares will not receive any merger consideration and will survive the merger and remain outstanding. At the effective time of the merger, each ordinary share of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one ordinary share of the surviving company. As a result, current shareholders of the Company, other than Mr. Hong, his affiliate Sihitech Company Limited, and the Rollover Shareholders, (a) would no longer have any equity interest in, or be shareholders of, the Company upon completion of the merger and (b) would not have the opportunity to participate in the earnings and growth of the Company or the right to vote on corporate matters after the completion of the merger. These unaffiliated shareholders would not be exposed to the risk of loss in relation to their investment in the Company after the completion of the merger.

Directors and Management of the Surviving Company

If the merger is completed, the current memorandum of association and articles of association of the Company will be replaced in its entirety by the memorandum of association and articles of association of Merger Sub, as in effect prior to the completion of the merger (except that, at the effective time, Article I of the articles of association of the surviving company will be amended to read as follows: “The name of the company is Yucheng Technologies Limited.”). In addition, the directors of Merger Sub immediately prior to the completion of the merger (identified below in “Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group”) will become the directors of the surviving company and the officers of the Company will remain the officers of the surviving company.

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Primary Benefits and Detriments of the Merger

The primary benefits of the merger to the Company’s unaffiliated shareholders include, without limitation, the following:

•	the per share consideration of $3.90 represents a premium of approximately 26.6% over the closing price and a premium of approximately 43.4% over the 90-trading day volume weighted average price on May 18, 2012, the last trading day prior to the Company’s announcement on May 21, 2012 that it had received a “going private” proposal; and

•	the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value following the merger.

The primary detriments of the merger to the Company’s unaffiliated shareholders include, without limitation, the following:

•	such shareholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the shares, if any; and

•	in general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See “Material U.S. Federal Income Tax Consequences” for additional information.

The primary benefits of the merger to the Buyer Group include the following:

•	if the Company successfully executes its business strategies, the value of the Buyer Group’s equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to the Buyer Group;

•	the Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analyst to make decisions that may produce better short-term results, but which may not maximize equity value in the long term;

•	the Company will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation;

•	the Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations;

•	the Company will be able to introduce new products and services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet short-term forecasts; and

•	there will be a reduction of the costs and administrative burden associated with operating the Company as a publicly traded company, including the costs associated with regulatory filings and compliance requirements, which totaled approximately RMB9.5 million and RMB9.8million (US$1.6 million) for the years ended December 31, 2010 and 2011, respectively.

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The primary detriments of the merger to the Buyer Group include the following:

•	all of the risk of any possible decrease in our revenues, free cash flow or value following the merger will be borne by the Buyer Group;

•	the business risks facing the Company, including increased competition and government regulation, will be borne by the Buyer Group; and

•	an equity investment in the surviving company by the Buyer Group following the merger will involve substantial risk resulting from the limited liquidity of such an investment; and following the merger, there will be no trading market for the surviving company’s equity securities.

The Company’s Net Book Value and Net Earnings

The table below sets out the indirect interest in the Company’s net book value and net earnings for Mr. Hong and the Rollover Shareholders before and immediately after the closing of the merger, based on the historical net book value and net earnings of the Company as of December 31, 2011.

	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		Earnings		Net Book Value		Earnings
Name	$’000%		$’000%		$’000%		$’000%

Weidong Hong	1,055	1.00	65	1.00	-		-
Sihitech Company Limited	14,678	13.98	911	13.98	85,145	81.12	5,282	81.12
Yun Shi	7,729	7.36	479	7.36	7,729	7.36	479	7.36
Yanmei Wang	6,278	5.98	389	5.98	5,006	4.77	311	4.77
Dong Wang	1,964	1.87	122	1.87	1,964	1.87	122	1.87
Hong Wu	1,186	1.13	74	1.13	1,186	1.13	74	1.13
Chun Zheng	924	0.88	57	0.88	924	0.88	57	0.88
Xinmin Yu	770	0.73	48	0.73	770	0.73	48	0.73
Steve Shiping Dai	744	0.71	46	0.71	744	0.71	46	0.71
Rebecca B. Le	382	0.36	24	0.36	382	0.36	24	0.36
Xun Yang	369	0.35	23	0.35	369	0.35	23	0.35
Lijing Ren	315	0.30	20	0.30	315	0.30	20	0.30
Weihua Hong	268	0.26	17	0.26	268	0.26	17	0.26
Danhui Ma	165	0.16	10	0.16	165	0.16	10	0.16

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Plans for the Company after the Merger

After the effective time of the merger, Parent anticipates that the Company will continue its current operations, except that it will cease to be a publicly-traded company and will instead be owned by Parent and the Rollover Shareholders. After the effective time of the merger, the directors of Merger Sub immediately prior to the effective time of the merger will become the directors of the Company, and the officers of the Company immediately prior to the effective time of the merger will remain the officers of the Company, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Alterna++tives to the Merger

The board of directors of the Company did not independently determine to initiate a process for the sale of the Company. The independent committee was formed on May 21, 2012, in response to the receipt of the going private proposal letter from Mr. Hong on the same day. In light of Mr. Hong’s express intention not to sell his shares to any third party and the nature of the Company’s business which requires Mr. Hong’s consistent role in management and customer relations, the independent committee determined that there was no viable alternative involving a sale transaction to the proposed sale of the Company to the Buyer Group, and in light thereof, no attempt was made to contact third parties who might otherwise consider an acquisition of the Company. Since the Company’s receipt of the proposal letter from Mr. Hong, which was publicly announced and filed with the SEC on May 21, 2012, the Company has not received any actionable offer from any third party for (a) a merger or consolidation of the Company with another company, (b) the sale or transfer of all or substantially all of the Company’s assets or (c) the purchase of all or a substantial portion of the shares that would enable such person to exercise control of or significant influence over the Company. The independent committee also took into account that, prior to the receipt of shareholder approval, the Company can terminate the merger agreement in order to enter into an acquisition agreement with respect to a superior proposal, subject to the payment to Parent of a termination fee of $1,000,000, as set forth in the merger agreement. In this regard, the independent committee recognized that it has flexibility under the merger agreement to respond to an alternative transaction proposed by a third party that is or is reasonably likely to result in a superior proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a superior proposal, recommend such proposal to the Company’s shareholders).

The Buyer Group did not consider any other form of transaction because the Buyer Group believed that the merger was the most direct and effective way to enable the Buyer Group to acquire 100% control of the Company.

The independent committee did not consider any other form of transaction such as a tender offer, odd-lot offer or reverse stock split because the independent committee believed that the merger was the most direct and least confusing deal structure to unaffiliated shareholders.

Effects on the Company if the Merger is not Completed

If the merger agreement is not approved by the Company’s shareholders or if the merger is not completed for any other reason, shareholders will not receive any payment for their shares in connection with the merger. Instead, the Company will remain a publicly traded company, the shares will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements, and the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our shares. Accordingly, if the merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares, including the risk that the market price of the shares may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

Under certain circumstances set forth in the merger agreement, the Company may be required to pay Parent and, therefore indirectly, Mr. Hong as the beneficial owner of Parent, a termination fee of $1,000,000, or Parent may be required to pay the Company a termination fee of $2,000,000, in each case, as described under the caption “The Merger Agreement and Plan of Merger—Termination Fees” beginning on page 75.

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If the merger is not completed, from time to time, the Company’s board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the merger agreement is not approved by the Company’s shareholders or if the merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing

The Buyer Group estimates that approximately $51 million will be required to pay the aggregate merger consideration, assuming no exercise of appraisal rights by shareholders of the Company. Parent and Merger Sub expect this amount to be provided through a combination of (a) proceeds from the issuance of the Everbright Notes pursuant to the subscription agreement and (b) Mr. Hong’s equity commitment pursuant to the equity commitment letter. Neither Parent nor Merger Sub has entered into any alternative financing arrangements or alternative financing plans.

Everbright Notes

On August 13, 2012, Parent and Mr. Hong entered into the subscription agreement with CSOF FinTech Limited and CEL FinTech Limited, pursuant and subject to which Everbright has agreed to purchase the Everbright Notes in an aggregate amount of $48 million, the proceeds of which shall be applied to fund the merger consideration and pay certain fees and expenses contemplated by the subscription agreement and the merger agreement. The Everbright Notes will be exchangeable into shares of the surviving company following the merger, at an exercise price of $3.90 per share (subject to adjustment).

Everbright’s obligation to subscribe for the Everbright Notes is subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of Parent and Mr. Hong contained in the subscription agreement that are qualified as to materiality or material adverse effect being true and correct on and as of the effective time of the merger and the representations and warranties of Parent and Mr. Hong contained in the subscription agreement that are not so qualified being true and correct in all material respects on and as of the effective time of the merger;

•	performance by Parent and Mr. Hong in all material respects with all covenants, undertakings, agreements, obligations and conditions in the subscription agreement that are required to be performed at or before the closing;

•	receipt by Everbright of resolutions of the board of directors of Parent approving and authorizing the subscription agreement and other transactions documents;

•	receipt by Everbright of a written confirmation (a) that the articles of merger have been filed with the BVI Registry of Companies and attaching the acknowledgement of receipt issued by the BVI Registry of Companies, (b) that the merger agreement remains in full force and effect, and (c) that the effective time of the merger has occurred;

•	confirmation that Mr. Hong has contributed no less than $2 million to the paying agent to be applied towards the merger consideration;

•	all corporate and other proceedings in connection with the subscription agreement and the transactions contemplated thereby being reasonably acceptable to Everbright;

•	no action, suit, proceeding, claim or arbitration instituted against Mr. Hong, Parent, the Company or its subsidiaries seeking to enjoin, challenge the validity of, or asset any other liability on account of the subscription agreement or the transactions contemplated thereby;

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•	receipt by Everbright of a certificate duly executed by Mr. Hong, and an officer or director of Parent certifying that the closing conditions have been satisfied;

•	there shall have been no material adverse effect (as defined in the subscription agreement);

•	the absence of any law or any order by any court or governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by the subscription agreement;

•	receipt by Everbright of a deed of share charge duly executed by Mr. Hong in favor of Everbright in respect of the issued and outstanding equity of Parent, and a deed of share charge duly executed by Parent in favor of Everbright in respect of the issued and outstanding equity of the surviving company owned by Parent;

•	receipt by Everbright of the executed paying agent agreement; and

•	receipt by Everbright of legal opinions from British Virgin Islands counsel and PRC counsel for Parent.

The Everbright Notes will be exchangeable for shares for the surviving company. The Everbright Notes will be issued in two tranches: (a) Tranche A Notes, which will be exercisable for the shares of the surviving company any time after the delisting of the Company following the completion of the merger, and do not pay any interest, and (b) Tranche B Notes, which will be exercisable for the shares of the surviving company any time after the date that is one year following the delisting of the Company following the completion of the merger, and pay an interest rate of 5% per annum for the first year following the closing of the merger and 18% per annum thereafter. The Everbright Notes become due and payable five years after the closing.

Security. The obligations of Parent under the subscription agreement will be secured by:

•	a share charge over all of the equity interest of Parent in favor of Everbright;

•	a share charge over all the equity interest in the surviving company held by Parent in favor of Everbright; and

•	a personal guarantee from Mr. Hong of the Tranche B Notes.

Other Terms. The subscription agreement contains representations and warranties and customary affirmative and negative covenants, including, among others, restrictions on incurrence of additional debt, affiliated transactions, and issuance or sale of capital stock. The subscription agreement also includes customary events of default.

Equity Financing

On August 13, 2012, Mr. Hong entered into an equity commitment letter with Parent pursuant to which Mr. Hong committed, simultaneously with the closing of the merger, to purchase or cause the purchase of, at or immediately prior to the effective time, equity interests of Parent (or one or more affiliates of Parent organized to consummate the merger) for an aggregate amount of $3.594 million (the “equity commitment”). The equity commitment is conditioned upon the satisfaction or waiver by Parent of each of the conditions to Parent’s and Merger Sub’s obligations to effect the merger (other than those conditions that by their nature are to be satisfied at the closing of the merger) and the proceeds of the Everbright Notes or alternative financing permitted under the merger agreement having been funded in accordance with the terms of the subscription agreement or will be funded at the closing of the merger in accordance with the terms of the subscription agreement, if the equity financing is funded at the closing of the merger.

In the event that Parent does not require the full amount of the equity commitment to consummate the merger, the equity commitment is subject to reduction to a level sufficient to, in combination with the other financing arrangements contemplated by the merger agreement, consummate the transactions contemplated by the merger agreement. The equity commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the merger agreement in accordance with its terms, and (b) the closing of the merger, provided that Mr. Hong shall, at or prior to the closing, have fully performed such obligation.

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Rollover Transactions

On August 13, 2012, Mr. Hong, Sihitech Company Limited and the Rollover Shareholders entered into a contribution agreement with Parent pursuant to which (a) Mr. Hong and his affiliate, Sihitech Company Limited, committed to contribute, immediately prior to the consummation of the merger, an aggregate of 2,998,055 shares of the Company to Parent (the equivalent of an $11.7 million investment based upon the per share merger consideration of $3.90) in exchange for certain newly issued shares of Parent, and (b) the Rollover Shareholders agreed to waive their right to per share merger consideration with respect to an aggregate of 3,777,758 outstanding ordinary shares of the company (the equivalent of a $14.7 million investment based on the per share merger consideration of $3.90), and that their legal and beneficial ownership of the Rollover Shares will survive the merger.

Limited Guaranty

Concurrently with the execution of the merger agreement, Mr. Hong entered into a limited guaranty in favor of the Company, pursuant to which Mr. Hong agreed to guarantee the obligations of Parent to pay a reverse termination fee to the Company, if the merger agreement is terminated under certain circumstances set forth in the merger agreement.

The limited guaranty will terminate as of the earliest of (a) the effective time and (b) the date falling six months after the termination of the merger agreement (unless, in the case of (b) above, the Company has made a claim under the limited guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement or by binding arbitration pursuant to the terms of such limited guaranty).

Liability Cap and Limitation on Remedies

Subject to any equitable remedies to which the Company may be entitled, our right to receive payment from Parent of a reverse termination fee of $2,000,000 is our sole and exclusive remedy for any loss or damage suffered as a result of the failure of the merger to be consummated under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

Subject to any equitable remedies Parent or Merger Sub may be entitled to, Parent’s and Merger Sub’s right to receive payment from the Company of a termination fee of $1,000,000 is the sole and exclusive remedy of Parent and Merger Sub against us for any loss or damage suffered as a result of the failure of the merger to be consummated under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

The parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof, this being alternative to any other remedy to which they are entitled under the merger agreement. However, the Company’s right to seek an injunction or specific performance to enforce the equity financing is subject to (i) all of the closing conditions to the obligations of Parent and Merger Sub having been satisfied; (ii) the debt financing having been funded or would be funded at the effective time of the merger if Mr. Hong’s equity commitment was funded; and (iii) the Company having confirmed that if the financing is funded, it will take actions within its control to cause the consummation of the merger.

Interests of Certain Persons in the Merger

In considering the recommendation of the independent committee and our board of directors with respect to the merger, you should be aware that each member of the Buyer Group has interests in the transaction that are different from, and/or in addition to, the interests of our shareholders generally. The Company’s board of directors and independent committee were aware of such interests and considered them, among other matters, in reaching their decisions to approve the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, and recommend that our shareholders vote in favor of approving the merger agreement and approving the transactions contemplated by the merger agreement, including the merger.

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Interests of Mr. Hong and the Rollover Shareholders

Following the completion of the merger, Mr. Hong and his affiliate, Sihitech Company Limited, will own 100% of the equity of Parent, and Parent and the Rollover Shareholders will collectively own 100% of the equity interests of the Company immediately following the completion of the merger as set forth in the table below. Because of Mr. Hong and each of the Rollover Shareholders will have equity interests in the surviving company, each of them will enjoy the benefits from any future earnings and growth of the Company after the merger which, if the Company is successfully managed, could exceed the value of their investments in the Company, including the amount paid by Parent as merger consideration for the Company’s shares that are not the Founder Shares and the Rollover Shares. These continuing shareholders will also bear the corresponding risks of any possible decreases in the future earnings, growth, or value of the Company, and they will have no certainty of any future opportunity to sell their shares in the Company at an attractive price, or that any dividends paid by the Company will be sufficient to recover their investment. Parent and the Rollover Shareholders will, immediately following the completion of the merger, hold the following equity interests in the surviving company:

Name	Percentage
New Sihitech Limited	81.12%
Yun Shi	7.36%
Yanmei Wang	4.77%
Dong Wang	1.87%
Hong Wu	1.13%
Chun Zheng	0.88%
Xinmin Yu	0.73%
Steve Shiping Dai	0.71%
Rebecca B. Le	0.36%
Xun Yang	0.35%
Lijing Ren	0.30%
Weihua Hong	0.26%
Danhui Ma	0.16%
Total	100%

The merger may also provide additional means to enhance shareholder value for Mr. Hong and the Rollover Shareholders, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance; increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons; and additional means for making liquidity available to Mr. Hong and the Rollover Shareholders, such as through dividends or other distributions.

Treatment of Outstanding Stock Options and Restricted Stock, Including Those Held by Officers and Directors

The Company has no outstanding share options under the Company Option Plan. If the merger is completed, each share of restricted stock under the Company Option Plan, other than (a) shares of restricted stock granted to Mr. Hong, which will be cancelled for no consideration and (b) shares of restricted stock granted to the Rollover Shareholders, which will be vested at the effective time of the merger and remain outstanding, shall, upon completion of the merger and without any action on the part of the owner of the restricted stock, be cancelled and converted into and thereafter evidence the right to receive $3.90 in cash without interest, net of any applicable withholding taxes.

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The table below sets forth, as of October 1, 2012, for each of our directors and senior executives:

•	The number of restricted shares units held by such persons; and

•	The cash payment that may be made in respect of such restricted shares units upon completion of the merger, calculated by multiplying (a) $3.90 by (b) the number of shares subject to such restricted shares units;

Directors and Senior Executives	Number of Restricted Shares Units	Per Share Merger Consideration		Resulting Consideration in the Form of Cash
Weidong Hong	18,750	–	(1)	–
Shuo Zeng	15,000	$3.90		$58,500
Steve Shiping Dai	22,500	–	(2)	–

Note:

(1) At the effective time of the merger, the restricted shares owned by Mr. Hong will be cancelled for no consideration.

(2) At the effective time of the merger, the restricted shares owned by Mr. Dai will be vested as ordinary shares and remain outstanding.

Indemnification and Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•	The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the effective time will survive the merger and may not be amended or modified for a period of six (6) years from the effective time in any manner that would adversely affect the rights of the current or former directors, officers or employees of the Company or any subsidiaries.

•	The memorandum and articles of association of the surviving company will contain provisions with respect to indemnification of present and former directors and officers of the Company that are at least as favorable to the directors, officers or employees of the Company as those presently set forth in the Company’s memorandum and articles of association, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years after the effective time in any manner that would adversely affect the rights of the Company’s present and former directors, officers or employees, unless required by law.

•	From and after the effective time, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify (a) the current and former directors, officers or employees of the Company or any subsidiaries against liabilities arising out of, relating to or in connection with (i) the fact that such party is or was a director, officer or employee of the Company or such subsidiary, or (ii) any acts or omissions occurring before or at the effective time to the extent provided under the Company and its subsidiaries’ respective organizational and governing documents or agreements effective on the date of the merger agreement and to the fullest extent permitted by the BVI Business Companies Act or any other applicable law; and (b) such persons against all liabilities arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its subsidiaries.

•	The surviving company will maintain the Company’s and its subsidiaries’ directors and officers liability insurance for a period of six (6) years after the effective time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

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The Independent Committee

On May 21, 2012, our board of directors established an independent committee of directors to consider the proposal from Mr. Hong and to take any actions it deems appropriate to assess the fairness and viability of such proposal. The independent committee is composed of independent directors — Mr. Yingjun Li, Mr. Tianqing Chen and Mr. Zhengong Chang. Other than their receipt of board and independent committee compensation (which are not contingent upon the completion of the merger or the independent committee’s or our board of directors’ recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement, none of the members of the independent committee has a financial interest in the merger or any of transactions contemplated thereby and none of them is related to any member of the Buyer Group. Our board of directors did not place any limitations on the authority of the independent committee regarding its investigation and evaluation of the merger.

We have compensated, and will continue to compensate, the members of the independent committee in exchange for their service in such capacity at a rate of $5,000 per month, inclusive of their regular compensation as directors of the board, until the completion of the merger or the termination of the merger agreement.

Position with the Surviving Company

After completion of the merger, Mr. Hong expects to continue to serve as the chairman of the board of directors and the chief executive officer of the surviving company. It is anticipated that the other executive officers of the Company will hold positions with the surviving company that are substantially similar to their current positions. The directors of Merger Sub immediately prior to the merger will become the directors of the surviving company after the effective time and will hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal.

Related Party Transactions

We have adopted an audit committee charter, which provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee. In addition to the arrangements in connection with the merger discussed elsewhere in this proxy statement, we had the following transactions with related parties for the years ended December 31, 2010 and December 2011:

Cash advances made to and borrowings with our executives

We have in the past made cash advances to Mr. Weidong Hong, our chief executive officer and principal shareholder and Mr. Shuo Zeng, our chief operating officer and principal shareholder for incurring and paying operating expenses on behalf of the Company. In 2010, we made cash advances for expenses to the two executives of an aggregate of RMB0.1 million ($0.02 million), and collected the amount in 2010. There was no balance due to the two executives as of December 31, 2010 and 2011.

Cash advances made to and borrowings from our affiliates

In 2010 and 2011, we made cash advances to or borrowed from our affiliates listed below:

•	Beijing Yuxinyicheng Internet Technologies Co., Limited (“Yuxinyicheng Internet”) in which we held 30% interest.

•	Yucheng Sinowise Consultancy Service Limited (“Sinowise”), a consulting service company, in which we held 40% interest.

•	Yuxin Data Technologies Co., Limited (“Yuxin Data”), in which we held 49% interest.

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In 2010, we made cash advances of approximately RMB4.6 million ($0.7 million) to Sinowise. The balance due from Sinowise was RMB5.9 million ($0.9 million) as of December 31, 2010. We made cash advances of approximately RMB0.9 million ($0.1 million) to Yuxin Data and collected approximately RMB0.7 million ($0.1 million) from Yuxin Data in 2010. The balance due to Yuxin Data was RMB3.9 million ($0.6 million) in 2010, including a purchase from Yuxin Data of RMB4.1 million ($0.6 million).

In 2011, we made cash advances of approximately RMB2.1 million ($0.3 million) to Sinowise, and collected approximately RMB54,200 ($8,600) from Sinowise in 2011. The balance due from Sinowise was RMB9.0 million ($1.4 million) in 2011. We made cash advances of approximately RMB1.3 million ($0.2million) to Yuxin Data and collected approximately RMB38,000 ($6,000) from Yuxin Data in 2011. The balance due to Yuxin Data was RMB1.5 million ($0.2 million) in 2011. We made cash advances of approximately RMB5.7 million ($0.9 million) to Yuxinyicheng Internet and collected approximately RMB5.0 million ($0.8 million) from Yuxinyicheng internet in 2011. The balance due from Yuxinyicheng Internet was RMB3.5 million ($0.6 million) in 2011.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the merger are estimated at the date of this proxy statement to be as follows:

Description	Amount
Legal fees and expenses	$1,450,000
Financial fees and expenses and other professional fees	$1,450,000
Independent committee fees	$105,000
Miscellaneous (including accounting, filing fees, printer, proxy solicitation and mailing costs, directors’ and officers’ insurance costs, and costs associated with the establishment of Parent and Merger Sub)	$500,000
Total	3,505,000

These expenses will not reduce the merger consideration to be received by the Company’s shareholders. If the merger is completed, the party incurring any costs and expenses in connection with the merger and the merger agreement shall pay such costs and expenses.

Voting by the Buyer Group at the Extraordinary General Meeting

Pursuant to the voting agreement, Mr. Hong, his affiliates and certain Rollover Shareholders have agreed to vote an aggregate number of shares owned by such holders constituting approximately 29.1% of the Company’s total outstanding shares in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, at any shareholders’ meeting of the Company.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the merger, the merger agreement or any of the transactions contemplated hereby.

Accounting Treatment of the Merger

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in a manner similar to a pooling-of-interests, in accordance with Accounting Standards Codification 805-50, “Business Combinations — Related Issues.”

Regulatory Matters

The Company does not believe that any material U.S. federal or state regulatory approvals, filings or notices are required in connection with the Merger other than the approvals, filings or notices required under the U.S. federal securities laws and the filing of the articles of merger (and supporting documentation as specified in the BVI Business Companies Act, including the plan of merger) with the Registrar of Corporate Affairs of the British Virgin Islands and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub.

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Appraisal Rights

Please see “Dissenters’ Rights—Requirements for Exercising Dissenters’ Rights” beginning on page 78.

Certain Material U.S. Federal Income Tax Consequences

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Please see “Material U.S. Federal Income Tax Considerations” beginning on page 84 for additional information. The tax consequences of the merger to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the merger to you.

Certain Material PRC Income Tax Considerations

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gain recognized on the receipt of cash for our shares should be subject to PRC tax to holders of such shares that are not PRC residents. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for our shares should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for our shares pursuant to the merger or through the exercise of dissenters’ rights by our shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 20% in the case of individuals or 10% in the case of corporations (subject to applicable treaty relief). You should consult your own tax advisor for a full understanding of the tax consequences of the merger or the exercise of dissenters’ rights to you, including any PRC tax consequences. Please see “Material PRC Income Tax Considerations” beginning on page 87 for additional information.

Material British Virgin Islands Tax Consideration

The British Virgin Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the British Virgin Islands under the laws of the British Virgin Islands in respect of the merger or the receipt of cash for our shares under the terms of the merger agreement. This is subject to the qualifications that (a) British Virgin Islands stamp duty may be payable if any transaction documents are brought to or executed or produced before a court in the British Virgin Islands and (b) registration fees will be payable to the Registrar of Companies to register the plan of merger. Please see “Material British Virgin Islands Tax Considerations” beginning on page 88 for additional information.

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Market Price of the Company’s Shares, Dividends and Other Matters

The following table provides the high and low sales prices for our shares on NASDAQ under the symbol “YTEC,” for each quarter during the past two years:

	Sales Price Per Share (in $)
	High	Low
Quarterly:
2010
Second quarter	4.19	3.00
Third quarter	3.63	2.98
Fourth quarter	4.13	3.08
2011
First quarter	4.50	3.48
Second quarter	4.11	2.84
Third quarter	3.72	2.69
Fourth quarter	2.84	1.90
2012
First quarter	3.20	2.00
Second quarter	3.64	2.91
Third quarter (through August 23, 2012)	3.71	3.53

On May 18, 2012, the last trading day immediately prior to the Company’s announcement on May 21, 2012 that it had received a going private proposal, the reported closing price of our shares on NASDAQ was $3.08. The merger consideration of $3.90 per share represents a premium of 26.6% over the closing price of $3.08 per share on May 18, 2012, and a premium of 43.4% over the 90-trading day volume weighted average price on May 18, 2012. On ___, 2012, the most recent practicable date before the printing of this proxy statement, the high and low reported sales prices of our shares were $___ and $___, respectively. You are urged to obtain a current market price quotation for your shares in connection with voting the shares.

Dividend Policy

We have not paid any dividends during the past two years. We do not expect to pay dividends in the foreseeable future and, under the terms of the merger agreement, are prohibited from doing so without Parent’s prior written approval. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our shares in the foreseeable future. Future cash dividends, if any, will be declared at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant.

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We are a holding company incorporated in the British Virgin Islands. Our current and future ability to pay dividends depends substantially on the payment of dividends to us by our PRC subsidiaries, including Beijing Yuxinyicheng Company Limited. Under PRC laws and regulations, PRC entities, including wholly owned foreign enterprises and domestic companies in China, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory capital reserve fund until the cumulative amount of such reserve reaches 50% of their respective registered capital. These reserves are not distributable as cash dividends. Moreover, cash transfers from our PRC subsidiaries to us are subject to the PRC government’s currency conversion policy, and our PRC subsidiaries may not be able to obtain the relevant approvals or complete the requisite registrations for distributing dividends to us. Any failure by any of our shareholders or any beneficial owner of our shares who is a PRC resident to comply with the approval or registration requirements imposed by the State Administration of Foreign Exchange with respect to their investment in us could also subject us to legal sanctions, including a restriction on our PRC subsidiaries’ ability to distribute dividends to us. As a result of the foregoing restrictions on our PRC subsidiaries, our ability to pay dividends on our shares could be significantly limited. Our non-PRC subsidiaries may also be subject to restrictions under applicable laws that would impede their ability to distribute dividends to us. Our non-PRC subsidiaries are, however, in a relatively early stage of development, and we do not expect them to pay dividends to our company for the foreseeable future.

We may be considered to be a “resident enterprise” for PRC tax purposes and could be subject to the uniform 25% enterprise income tax rate for our global income, including dividends. In addition, dividends paid to “non-resident enterprises” by “resident enterprises” are regarded as income from “sources within the PRC” and therefore subject to a 10% withholding income tax. A lower withholding income tax rate of 5% may be applied if the foreign holding company is registered in a jurisdiction that has a tax treaty arrangement with China. Under the Individual Income Tax Law, an individual who disposed of capital asset in China is subject to PRC income tax at the rate of 20%. Although our Company is incorporated in the British Virgin Islands, it remains unclear whether the gains our foreign shareholders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any dividends paid to our shareholders which are considered “non-resident enterprises” may be subject to withholding income tax and the value of the investment in our shares may be adversely and materially affected. Please see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008.” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated herein by reference.

Subject to the approval of our shareholders, our board of directors has complete discretion over distribution of dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our shares, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on _____, 2012, at __:___ a.m. (Beijing time), at the Company’s offices located at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

•	AS RESOLUTIONS:

THAT the merger agreement and plan of merger dated August 13, 2012 among Parent, Merger Sub and the Company (a copy of which is attached as Annex A and will be produced and made available for inspection at the extraordinary general meeting), and the transactions contemplated by the merger agreement, including the merger, be and are hereby approved by the Company;

THAT the directors of the Company be, and are hereby, authorized to do all things necessary to give effect to the merger agreement; and, if necessary

THAT the chairman of the extraordinary general meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions approving the merger to be proposed at the extraordinary general meeting.

If the merger is completed, each outstanding share other than the Excluded Shares shall be cancelled in exchange for the right to receive the per share merger consideration of $3.90 per share in cash without interest and net of any applicable withholding taxes, in accordance with the terms and conditions set forth in the merger agreement. At the effective time, all of the shares, other than the Founder Shares, Rollover Shares and Dissenting Shares (collectively, the “Excluded Shares”) shall be cancelled and cease to exist. Each share (other than the Excluded Shares ) will thereafter represent only the right to receive the per share merger consideration without interest and net of any applicable withholding taxes. Each Dissenting Share will thereafter represent only the right to receive the fair value of such share as determined under the BVI Business Companies Act. Each Founder Share will be cancelled for no consideration. Each Rollover Share will not have the right to receive the per share merger consideration and will remain outstanding. At the effective time, each outstanding ordinary share of Merger Sub, having no par value, will be converted into one ordinary share of the Company, having no par value. The Company will be the surviving company of the merger.

Our Board’s Recommendation

Our board of directors, acting upon the unanimous recommendation of the independent committee of our board of directors:

•	determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair (both substantively and procedurally) to, and in the best interests of, the Company and our shareholders (other than the Buyer Group), and declared it advisable to enter into the merger agreement;

•	approved the merger agreement and the transactions contemplated by the merger agreement, including the merger; and

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•	recommends that the Company’s shareholders vote FOR the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Share Record Date; Shares Entitled to Vote

You are entitled to vote at the extraordinary general meeting if shares are registered in your name at the close of business on _______, 2012, the share record date, or you hold a valid proxy from such registered owner. If you are the registered holder of the shares at the close of business on the record date, the deadline for you to lodge your proxy card and vote is_____, 2012 at _____ a.m. (Beijing time). Each outstanding share on the share record date entitles the registered holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. See “—Procedures for Voting” below for additional information.

Quorum

A quorum of our shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of shareholders holding not less than 50% of the shares that are entitled to vote on the record date. We expect, as of the share record date, there are ___ shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the approval of the merger agreement.

Shareholder Vote Required to Approve the Merger Agreement

Under the merger agreement, the merger cannot be completed unless the merger agreement and the transactions contemplated by the merger agreement, including the merger, are approved by an affirmative vote of shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting. To the extent known by the Company after making reasonable inquiry, no executive officer, director or affiliate of the Company or any member of the Buyer Group currently hold any securities of the Company, other than as set forth under the caption “Security Ownership of Certain Beneficial Owners and Management of the Company”.

The Buyer Group collectively owns 7,017,627 shares, constituting approximately 35.1% of the total outstanding shares. Based on the number of shares outstanding on the share record date, ___ shares owned by unaffiliated shareholders (constituting approximately ___% of the total outstanding shares owned by the unaffiliated shareholders) must be voted in favor of the merger for the merger to be approved, assuming all unaffiliated shareholders will be present and voting in person or by proxy at the extraordinary general meeting. Parent, Mr. Weidong Hong, his affiliate Sihitech Company Limited and certain of the Rollover Shareholders have agreed under a voting agreement to vote (or cause to be voted) 5,821,384 shares they own, which constitutes approximately 29.1% of the total outstanding shares, in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Voting Information

Register holders of our shares may vote their shares by attending the extraordinary general meeting and voting their shares in person, or by completing the accompanying proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is ______, 2012 at ______a.m. (Beijing time).

Shareholders who hold their shares in “street name” with their bank, broker or other nominee must instruct their bank, broker, or other nominee how to vote their shares in accordance with the procedures provided by their bank, broker, or other nominee, or obtain a proxy from their bank, broker or other nominee to vote their shares at the extraordinary general meeting.

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Voting of Proxies and Failure to Vote

All shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, shares represented by that proxy card will be voted FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, FOR the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement, and FOR the proposal to approve that the chairman of the extraordinary general meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in “Shareholder Vote Required to Approve the Merger Agreement”.

Shares held in “street name” by banks, brokers or other nominees will not be voted without instructions by the holder of such shares. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the merger is approved.

Revocability of Proxies

Registered holders of our shares may revoke their proxies in one of three ways:

•	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Yucheng Technologies Limited, Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

•	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so as to be received no less than 48 hours prior to the extraordinary general meeting.

•	Third, delivery of an instrument appointing a proxy shall not preclude a registered shareholder from attending and voting in person at the extraordinary general meeting and in such event, the proxy shall be deemed to be revoked.

If a shareholder holds shares in “street name” with their bank, broker or other nominee and has instructed the bank, broker, or other nominee to vote the shareholder’s shares, the shareholder must follow directions received from the bank, broker or other nominee to change those instructions.

Rights of Shareholders Who Object to the Merger

Shareholders who elect to dissent from the merger will have the right to seek appraisal and payment of the fair value of their shares if the merger is completed, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger including a statement that such shareholder proposes to demand payment for his shares if the merger is approved, and subsequently comply with all procedures and requirements of Section 179 of the BVI Business Companies Act for the exercise of appraisal rights, which is attached as Annex C to this proxy statement. The fair value of your shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise appraisal rights with respect to your shares.

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Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact _____________, which is acting as a proxy solicitation agent and information agent in connection with the merger as follows:

[___________]

Solicitation of Proxies

We have engaged ______________ to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders and individual investors for the extraordinary general meeting. We expect that _____________’s fees for its services will be approximately $___________ plus certain costs associated with telephone solicitations, if required, and reimbursement of out-of-pocket expenses. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers and directors. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

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THE MERGER AGREEMENT AND PLAN OF MERGER

This section of the proxy statement describes the material terms of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. We urge you to read the full text of the merger agreement because it is the legal document that governs the merger. This description of the merger agreement has been included to provide you with information regarding its terms.

Structure and Completion of the Merger

The merger agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the merger agreement. If the merger is completed, the Company will cease to be a publicly traded company. The closing will occur on the third business day immediately after all of the closing conditions have been satisfied or waived. At the closing, Merger Sub and the Company will execute a plan of merger and file the articles of merger (and supporting documentation as specified in the BVI Business Companies Act, including the plan of merger) with the Registrar of Corporate Affairs of the British Virgin Islands. The merger will become effective at the time when the articles of merger, including the plan of merger, has been registered by the Registrar of Corporate Affairs of the British Virgin Islands or at such other subsequent date or time within 30 days of the date of registration of the plan of merger, as Merger Sub and the Company may agree and specify in the plan of merger in accordance with the BVI Companies Act.

We expect that the merger will be completed during the fourth quarter of 2012, after all conditions to the merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the merger will be satisfied or waived; however, we intend to complete the merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

Upon completion of the merger, the memorandum and articles of association of Merger Sub, as in effect at the effective time, will be the memorandum and articles of association of the surviving company (except that at the effective time, Article I of the memorandum of association of the surviving company will be amended to read as follows: “The name of the corporation is Yucheng Technologies Limited”). The directors of Merger Sub immediately prior to the effective time will become the directors of the surviving company and the officers of the Company immediately prior to the effective time will remain the officers of the surviving company, unless otherwise determined by Parent prior to the effective time.

Merger Consideration

Each outstanding share other than the Excluded Shares, as described below, will be cancelled in exchange for the right to receive $3.90 in cash without interest, net of applicable withholding taxes.

Each Founder Share will, by virtue of the merger and without any action on the part of its holder, cease to be outstanding, automatically be cancelled and will cease to exist, and no consideration or distribution will be paid or payable in exchange therefor. Each Rollover Share will remain outstanding and survive the merger with no consideration or distribution paid or payable in exchange therefor. Each Dissenting Share will be entitled to receive only the payment resulting from the procedures set forth in Section 179 of the BVI Business Companies Act. The Dissenting Shares, together with the Founder Shares and the Rollover Shares, are referred to herein as the “Excluded Shares”. At the effective time, each outstanding ordinary share of Merger Sub, having no par value, will be converted into one fully paid and non-assessable ordinary share, with no par value, of the surviving company.

A Company shareholder will be deemed to be untraceable if (a) he has no registered address in the register of members (or branch register) maintained by the Company or, (b) on the last two (2) consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (i) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (ii) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (c) notice of the Company extraordinary general meeting convened to vote on the merger has been sent to such shareholder and has been returned undelivered. Monies due to holders of Dissenting Shares and shareholders of the Company who are untraceable and any monies which are returned shall be held by the surviving company in a separate non-interest bearing bank account for the benefit of holders of Dissenting Shares and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven (7) years from the date of the notice of the extraordinary general meeting shall be forfeited and shall revert to the surviving company.

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Treatment of Share Options and Restricted Stock

The Company has no outstanding share options under the Company Option Plan. If the merger is completed, each share of restricted stock under the Company Option Plan, other than (a) shares of restricted stock granted to Mr. Hong, which will be cancelled for no consideration and (b) shares of restricted stock granted to the Rollover Shareholders, which will be vested at the effective time of the merger and remain outstanding, shall, upon completion of the merger and without any action on the part of the owner of the restricted stock, be cancelled and converted into and thereafter evidence the right to receive $3.90 in cash without interest, net of any applicable withholding taxes.

Exchange Procedures

At or prior to the effective time, Parent will deposit with the paying agent for the benefit of the holders of the shares, an amount in cash sufficient for the paying agent to make payments under the merger agreement. Promptly after the effective time, the paying agent will mail to each registered holder of the shares (other than holders of the Excluded Shares) (a) a letter of transmittal specifying how the delivery of the merger consideration to registered holders of the shares will be effected and (b) instructions regarding how to surrender your share certificates and/or book-entry shares in exchange for the applicable merger consideration. You will receive the per share merger consideration for your shares from the paying agent after you comply with these instructions.

Unless you validly exercise and have not effectively withdrawn or lost your appraisal rights in accordance with Section 179 of the BVI Business Companies Act, upon surrender of your share certificates or book-entry shares to the paying agent in accordance with the terms of the letter of transmittal or a declaration of loss or non-receipt, you will receive an amount equal to the number of your shares multiplied by $3.90 in cash, without interest and net of any applicable withholding taxes, in exchange for the cancellation of your shares certificates or book-entry shares after the completion of the merger.

In the event of a transfer of ownership of shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the share certificate or book-entry shares will be issued to such transferee only if the share certificates (if any) or book-entry shares which immediately prior to the effective time represented such shares are presented to the paying agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

If your shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee regarding how to surrender your shares and receive the merger consideration for those shares.

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including the disclosure schedule delivered by the Company in connection therewith). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the merger agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

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The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	due organization, existence, good standing and authority to carry on the Company’s businesses;

•	the Company’s capitalization, the absence of preemptive or other similar rights or any debt securities that give its holders the right to vote with the Company’s shareholders and the absence of encumbrances on the Company’s ownership of the equity interests of its subsidiaries;

•	the Company’s corporate power and authority to execute and deliver, to perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

•	the vote of the Company’s shareholders required to approve the merger agreement;

•	the declaration of advisability of the merger agreement and the merger by the independent committee and by the board of directors of the Company, and the approval of the merger agreement and the merger by the board of directors of the Company;

•	the absence of violations of, default under, or material breach of, (a) the governing documents of the Company and its subsidiaries, (b) applicable law regarding the Company and its subsidiaries and (c) certain contracts to which the Company or its subsidiaries is a party, as a result of the Company’s execution of, or consummation of the merger or transactions contemplated by, the merger agreement;

•	governmental consents and approvals;

•	the absence of secured creditors;

•	the Company’s SEC filings since January 1, 2010 and the financial statements included therein;

•	compliance with the applicable rules and regulations of NASDAQ;

•	the Company’s disclosure controls and procedures and internal controls over financial reporting;

•	the accuracy of the information provided in the Schedule 13E-3 and this proxy statement;

•	the absence of certain undisclosed liabilities;

•	the absence of a Company “Material Adverse Effect” (as defined below) and the absence of certain other changes or events from December 31, 2011 to August 13, 2012;

•	the absence of legal proceedings and governmental orders against the Company or its subsidiaries;

•	employee benefits plans;

•	compliance with applicable laws, licenses and permits;

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•	material contracts and the absence of any default under, or termination of, any material contract;

•	real property;

•	environmental matters;

•	tax matters;

•	labor matters

•	intellectual property;

•	insurance matters;

•	the receipt of an opinion from Roth;

•	the absence of affiliated transactions

•	the absence of any undisclosed broker’s or finder’s fees; and

•	acknowledgement as to the absence of any representations and warranties made by Parent and Merger Sub to the Company, other than those made in the merger agreement.

Many of the representations and warranties in the merger agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the merger agreement, a “Material Adverse Effect” means any change, effect, event, circumstance or occurrence that has or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the business, consolidated results of operations or financial condition of the Company and its subsidiaries taken as a whole; provided, however, that none of the following and no change, effect, event, circumstance or occurrence, alone or in combination, related to or arising out of any of the following, will be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect may exist:

(a)	effects attributable to the announcement of, the merger agreement or the pendency of the transactions contemplated by the merger agreement or the identity of Parent as the acquiror of the Company, including without limitation, the initiation of litigation or other legal proceeding related to the merger agreement or the transactions contemplated thereby;

(b)	any change in the Company’s stock price or trading volume (although the underlying cause contributing to such change in stock price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur);

(c)	actions or omissions of the Company or any of its subsidiaries taken (i) that are required by the merger agreement, or (ii) with the consent or at the request of Parent, Merger Sub or Mr. Hong (other than the consent or request given by Mr. Hong in good faith in performing his duties as the chief executive officer of the Company);

(d)	any breach of the merger agreement by Parent or Merger Sub;

(e)	effects affecting the financial, credit or securities markets in the United States, the PRC or any other country or region in the world, including changes in interest rates or foreign exchange rates;

(f)	effects affecting the industry in which the Company and its subsidiaries operate;

(g)	changes in general business, economic or political conditions;

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(h)	any effect caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening thereof;

(i)	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events;

(j)	changes or modifications in (i) GAAP occurring after the date of the merger agreement or (ii) applicable law or the interpretation or enforcement thereof;

(k)	the failure by the Company or any of its subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (although the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur);

(l)	any change or prospective change in the Company’s credit ratings; and

(m)	any loss of, or change in, the relationship of the Company or any of its subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of the merger agreement, the consummation of the transactions contemplated thereby or the announcement of any of the foregoing;

provided, however, that any effect referred to in clauses (e), (f), (g) or (j) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its subsidiaries operate.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	their due organization, existence and good standing;

•	their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against them;

•	sufficiency of funds necessary to pay the merger consideration;

•	delivery of the subscription agreement and equity commitment letter and the absence of any breach or default thereunder;

•	the absence of contingencies related to the funding of the financing other than as set forth in the subscription agreement and equity commitment letter;

•	ownership of Parent and Merger Sub, capitalization of Merger Sub and the operations of Parent and Merger Sub;

•	governmental consents and approvals;

•	the absence of violations of, default under, or material breach of, (a) the governing documents of Parent or Merger Sub, (b) applicable law regarding Parent or Merger Sub and (c) certain agreements of Parent or Merger Sub, in each case, as a result of Parent’s or Merger Sub’s execution of, or consummation of the transactions contemplated by, the merger agreement;

•	the absence of secured creditors of Merger Sub;

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•	the absence of legal proceedings against Parent and Merger Sub that would impair or prevent the consummation of the transactions contemplated by the merger agreement;

•	the absence of any undisclosed broker’s or finder’s fees;

•	the accuracy of the information provided by Parent or Merger Sub for inclusion in the Schedule 13E-3 and this proxy statement;

•	solvency of the surviving company immediately following completion of the merger;

•	the absence of undisclosed shares and other securities of, any other rights to acquire the shares and other securities of, or any other economic interest in, the Company, beneficially owned by Parent, Merger Sub or any member of the Buyer Group;

•	the execution and the validity and enforceability of the limited guaranty provided by Mr. Hong of certain obligations of Parent and the lack of any default thereunder;

•	the execution and validity and enforceability of the voting agreement and the contribution agreement entered into by certain members of the Buyer Group;

•	the absence of certain agreements or compensation or equity arrangements;

•	the absence of any agreements, other than the transaction agreements, among members of the Buyer Group or any of their respective affiliates with respect to the transactions contemplated by the merger agreement of the Company;

•	non-reliance on the Company's estimates; and

•	acknowledgement as to the absence of any representations and warranties made by Parent and Merger Sub to the Company, other than those made in the merger agreement.

Conduct of Business Prior to Closing

Under the merger agreement, the Company has agreed that, subject to certain exceptions in the merger agreement, from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement, the Company and its subsidiaries will conduct their businesses in the ordinary course and, to the extent consistent therewith, the Company and its subsidiaries will use their reasonable efforts to preserve substantially intact their business organizations and maintain its existing relations and goodwill with governmental entities, key customers, suppliers, distributors, creditors, lessors, employees and others with whom the Company has material business relationships.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedules the Company delivered in connection with the merger agreement, unless Parent consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), the Company will not and will not permit any of its subsidiaries to, among other things:

•	adopt or propose any change in the organizational or governing documents of the Company or its subsidiaries;

•	merge or consolidate the Company or any of its subsidiaries (except for transactions among wholly owned subsidiaries that are not obligors or guarantors of third party indebtedness), or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any contracts imposing material changes or material restrictions on its assets, operations or businesses;

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•	acquire share or assets or make any investment, in each case, other than in the ordinary course of business or, if outside the ordinary course of business, in an amount not to exceed $5 million for any transaction or related series of transactions;

•	issue, sell, pledge, transfer or otherwise dispose of any shares of capital stock of the Company and its subsidiaries or any rights to acquire the Company’s securities;

•	create or incur any lien on (i) intellectual property owned or exclusively licensed or material and non-exclusively licensed by the Company or its subsidiaries outside the ordinary course of business or (ii) any other assets of the Company or any of its subsidiaries that have a value in excess of $3 million, in each case other than permitted liens;

•	make any loans, advances, guarantees or capital contributions or investments (other than to the Company or its any direct or indirect wholly owned subsidiaries), except pursuant to contracts in effect as of the date of the merger agreement which have been filed with the SEC as exhibits to the Company’s reports;

•	declare, set aside, make or pay dividends or other distribution with respect to share capital of the Company or any of its subsidiaries (except for dividends paid by any subsidiaries in the ordinary course consistent with past practice) or enter into any contract with respect to the voting of the share capital of the Company or any of its subsidiaries;

•	reclassify, split, combine or subdivide any of the share capital of the Company or any of its subsidiaries or securities convertible into or exercisable for any such share capital;

•	incur, alter, amend or modify any indebtedness for borrowed money or guarantee of a third party’s indebtedness or permit any subsidiary of the Company to guarantee any indebtedness of the Company (other than the incurrence or guarantee of indebtedness in the ordinary course of business that does not exceed $5 million in the aggregate, including all outstanding indebtedness of the Company and its subsidiaries and any borrowings under the existing credit facilities to fund working capital needs and such other actions taken in the ordinary course of business consistent with past practice);

•	issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its subsidiaries;

•	make or authorize capital expenditures in excess of $5 million, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

•	make material changes in accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles or law;

•	settle any action before a governmental authority by or against the Company or any of its subsidiaries, other than settlements entered into in the ordinary course of business consistent with past practice, requiring only the payment of monetary damages not exceeding $3 million and not involving the admission of wrongdoings by the Company or any of its subsidiaries;

•	engage in the conduct of any new line of business material to the Company and its subsidiaries taken as a whole;

•	create any new subsidiaries;

•	enter into, amend or modify in any material respect or terminate, or waive any material rights under, any material contract;

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•	make or change any tax election, materially amend any tax return, enter into any material closing agreements with respect to taxes, surrender any right to claim a material refund of taxes, settle or finally resolve any material controversy with respect to taxes or materially change any method of tax accounting;

•	transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of (i) any of the Company’s material intellectual property, or (ii) any of the Company’s material assets, licenses, operations, rights, interests, product lines or businesses, except in connection with services provided in the ordinary course of business, sales of products in the ordinary of business, and sales of obsolete assets, or sales, leases, licenses or other dispositions of assets of not more than $3 million in the aggregate;

•	(i) enter into any new employment or compensatory agreements; (ii) grant any severance or termination payments or benefits to any director, officer or employee of the Company or any of its subsidiaries; (iii) increase the compensation, bonus, pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its subsidiaries, (iv) establish, adopt, amend or terminate any benefit or compensation plan of the Company (except as required by law) or amend the terms of any outstanding equity-based awards; (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any benefit or compensation plan of the Company, to the extent not already required in any such benefit or compensation plan; (vi) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any the Company’s benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined (except as required by U.S. GAAP); or (vii) forgive any loans made to directors, officers or employees of the Company or its subsidiaries; or

•	agree, authorize or commit to do any of the foregoing.

Financing

The Company and Parent estimate that the total amount of funds required to pay the aggregate merger consideration is anticipated to be approximately $51 million. This amount is expected to be funded from the proceeds from the subscription agreement and equity commitment.

As of the date of the merger agreement, Parent has delivered to the Company (i) a copy of the executed subscription agreement with Everbright pursuant to which Everbright has committed to subscribe for exchangeable notes issued by Parent in the aggregate amount of $48,000,000, subject to the terms and conditions set forth therein (“debt financing”), and (ii) a copy of the executed equity commitment letter pursuant to which Mr. Hong has committed, subject to the terms and conditions set forth therein, to invest in Parent, the cash amount of $3,594,000 (“equity financing”). The equity commitment letter and the subscription agreement are together referred to herein as the “financing documents”, and the equity financing together with the debt financing are referred to herein as the “financing”.

Parent and Merger Sub will use their reasonable best efforts to obtain the financing for the merger on the terms and conditions described in the financing documents, and will not permit any amendment or modification to be made to, or any waiver of any provision under, the financing documents if such amendment, modification or waiver (a) reduces (or could reduce) the aggregate amount of the financing (including by increasing the amount of fees to be paid or original issue discount unless the financing is increased by a corresponding amount or additional financing is otherwise made available to fund such fees or original issue discount) or (b) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the financing in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the financing at the effective time of the merger or (y) adversely impact the ability of Parent to enforce its rights against other parties to the financing documents , in each of clauses (x) and (y) in any material respect. Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.

Parent and Merger Sub will use their reasonable best efforts to:

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•	maintain in effect the financing documents;

•	satisfy on a timely basis all conditions to funding in the financing documents and to consummate the financing at or prior to the effective time of the merger;

•	enforce its rights under the financing documents; and

•	comply with its obligations under the subscription agreement.

Parent will give the Company prompt notice of (a) any actual breach or potential material breach by any party under the financing documents or any material dispute or disagreement between or among any parties to the financing documents of which Parent or Merger Sub becomes aware; (b) any communications from Everbright or Mr. Hong to the effect that Everbright might not provide any portion of the debt financing.

In the event that any portion of the Financing becomes unavailable, Parent and Merger Sub will use their reasonable best efforts to arrange and obtain alternative financing in an amount sufficient (when added to the portion of the Financing that is available) to consummate the merger with terms and conditions not materially less favorable to Parent as promptly as practicable following such occurrence.

Subject to certain exceptions, the Company and its subsidiaries will use their reasonable best efforts to cooperate, at Parent's sole expense, in connection with the arrangement of the Financing, as may be reasonably requested by Parent’s financing sources (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries), including (a) delivering such officer’s and other certificates as reasonably required by the lender and as are, in the good faith determination of the persons executing such certificates, accurate, (b) entering into any agreements to pledge, guarantee, grant security interests in, and otherwise grant liens on, the Company’s or its wholly owned subsidiaries’ assets, and other customary documentation in connection with the debt financing; provided, however, that no obligation of the Company or its wholly owned subsidiaries under any such agreement, pledge, guarantee, grant or other documentation contemplated by this arrangement shall be effective until the effective time of the merger, (c) using their reasonable best efforts to cause their independent accountants to deliver such comfort letters as reasonably required by Everbright, (d) providing Parent and its financing sources with financial and other pertinent information with respect to the Company and its subsidiaries as reasonably required by Parent, the lender or any alternative financing sources arranged by Parent; (e) making the Company’s executive officers and other relevant employees reasonably available to assist the lender providing the Financing and (f) taking all corporate actions reasonably requested by Parent to permit completion of the Financing.

In the event the merger agreement is terminated, Parent will promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its subsidiaries in connection with the cooperation of the Company and its subsidiaries in obtaining the debt financing, and shall indemnify and hold harmless the Company, its subsidiaries and their respective representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the debt financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its subsidiaries or any of their respective representatives. Parent and Merger Sub agree that the Company and its subsidiaries and their respective representatives (other than the members of the Buyer Group) shall not, prior to the effective time of the merger, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by the merger agreement.

Acquisition Proposals

The Company agreed that from the date of the merger agreement until the effective time, neither the Company nor its subsidiaries nor any officer or director or representative of the Company or any of its subsidiaries will, directly or indirectly, (a) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any acquisition proposal or (b) otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

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Prior to obtaining the required shareholder approval of the merger agreement, the Company may, (a) after its receipt of an unsolicited acquisition proposal from any person, contact such person to clarify and understand the terms and conditions of such unsolicited acquisition proposal so as to determine whether such unsolicited acquisition proposal constitutes or could reasonably be expected to result in a superior proposal, (b) provide information in response to a request by the person who has made such unsolicited acquisition proposal that our board of directors believes in good faith to be bona fide if the Company receives from such person an executed confidentiality agreement containing terms at least as restrictive as those contained in the confidentiality clause of the merger agreement; (c) engage or participate in any discussions or negotiations with any person who has made such unsolicited acquisition proposal; or (d) approve, recommend, or declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such unsolicited acquisition proposal. In each such case referred to in (b) or (c) above, the board of directors of the Company must have determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such unsolicited acquisition proposal either constitutes a superior proposal or is reasonably likely to result in a superior proposal. In the case referred to in (d) above, the board of directors of the Company must have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such unsolicited acquisition proposal is a superior proposal.

No Change of Recommendation

The board of directors of the Company may not:

•	withhold, withdraw, qualify or modify the board of directors’ recommendation in a manner adverse to Parent or Merger Sub with respect to the merger; or

•	subject to certain exceptions, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any acquisition proposal.

However, prior to obtaining the required shareholder approval of the merger agreement, if the board of directors of the Company (acting upon recommendation of the independent committee) has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, it may (a) withhold, withdraw, qualify or modify its recommendation to the shareholders of the Company; (b) approve, recommend or otherwise declare advisable any superior proposal not solicited, entered into or agreed to in breach of the merger agreement and made after the date thereof; and/or (c) authorize the Company to terminate the merger agreement in order to enter into a definitive agreement with respect to such superior proposal; provided, however, that prior to taking such action:

•	the Company and the independent committee have given Parent at least five (5) business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action;

•	the Company has negotiated in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of the merger agreement in such a manner that would obviate the need for taking such action; and

•	following the end of such notice period, the board of directors of the Company (acting upon recommendation of the independent committee) shall have determined in good faith, taking into account any revisions to the merger agreement proposed in writing by Parent and Merger Sub, that the acquisition proposal continues to constitute a superior proposal.

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Shareholders’ Meeting

Unless the merger agreement is terminated, the Company shall take all actions necessary to convene an extraordinary general meeting of its shareholders as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, which incorporates by reference this proxy statement, to consider and vote upon the approval of the merger agreement. The Company may adjourn or postpone the extraordinary general meeting (a) with the written consent of Parent; (b) if as of the time for which the extraordinary general meeting proceeds to business there are insufficient shares represented to constitute a quorum necessary to conduct the business at the extraordinary general meeting or (c) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the board of directors of the Company has determined in good faith after consultation with outside counsel is necessary or advisable under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the extraordinary general meeting. The board of directors of the Company shall recommend approval of the merger agreement, the plan of merger and the merger by the Company’s shareholders and use its reasonable best efforts to obtain the required shareholder approval of the merger agreement.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•	The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the effective time will survive the merger and will not be amended or modified for a period of six (6) years from the effective time in any manner that would adversely affect the rights of the current or former directors, officers or employees of the Company.

•	The memorandum and articles of association of the surviving company will contain provisions with respect to indemnification of present and former directors, officers and employees of the Company that are at least as favorable to the directors, officers or employees of the Company as those set forth in the Company’s memorandum and articles of association as of the date of the merger agreement, except to the extent prohibited by the BVI Companies Act or any other applicable law, which provisions will not be amended, repealed or otherwise modified for a period of five (5) years after the effective time in any manner that would adversely affect the rights of the Company’s present and former directors, officers or employees, unless required by law.

•	From and after the effective time, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify (a) the current and former directors, officers or employees of the Company against liabilities arising out of, relating to or in connection with (i) the fact that such party is or was a director, officer or employee of the Company or such subsidiary, or (ii) any acts or omissions occurring before or at the effective time to the extent provided under the Company and its subsidiaries’ respective organizational and governing documents or agreements effective on the date of the merger agreement and to the fullest extent permitted by the BVI Business Companies Act or any other applicable law; and (b) such persons against all liabilities arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its subsidiaries.

•	The surviving company will maintain the Company’s and its subsidiaries’ directors’ and officers’ liability insurance for a period of six (6) years after the effective time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. Alternatively, the Company, at Parent’s request, may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

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Actions Taken at the Direction of the Chief Executive Officer

The Company will not be deemed to be in breach of any representation, warranty, covenant or agreement in the merger agreement if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of Mr. Hong without the approval or direction of the independent committee, except that the foregoing will not include any action or inaction taken by the Company at the direction of Mr. Hong in good faith in performing his duties as the chief executive officer of the Company.

Other Covenants

The merger agreement contains additional agreements between the Company and Parent and/or Merger Sub relating to, among other things:

•	the filing of this proxy statement and the Rule 13e-3 transaction statement on Schedule 13E-3 with the SEC (and cooperation in response to any comments from the SEC with respect to either statement);

•	access by Parent’s officers and other authorized representatives to the Company’s employees, properties, books, contracts and records between the date of the merger agreement and the effective time (subject to all applicable legal or contractual obligations and restrictions);

•	delisting and deregistration of the shares;

•	coordination of press releases and other public announcements or filings relating to the merger;

•	notification of certain events;

•	resignation of the directors of the Company and its subsidiaries;

•	participation in litigation relating to the merger; and

•	maintenance of employee benefits for at least one year after the merger on terms no less favorable than those immediately prior to closing.

Conditions to the Merger

The consummation of the merger is subject to the satisfaction of the following conditions:

•	the merger agreement and the merger being approved by shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting; and

•	no law of any governmental entity of competent jurisdiction, restraining, enjoining or otherwise preventing completion of the merger and no governmental entity having instituted any judicial or administrative proceeding which continues to be pending seeking any such law.

The obligations of Parent and Merger Sub to consummate the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•	the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, with certain representations and warranties subject to a de minimis or material exception and certain other representations and warranties, subject to a material adverse effect exception;

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•	the Company having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the merger agreement at or prior to the closing date;

•	since the date of the merger agreement, there having been no effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect; and

•	the Company having delivered to Parent a certificate, dated the closing date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions above.

The obligation of the Company to consummate the merger is subject to the satisfaction, or waiver by the Company, of the following conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date, subject to a de minimis or a materiality exception, as the case may be;

•	each of Parent and Merger Sub having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the merger agreement prior to or at the time of closing; and

•	each of Parent and Merger Sub having delivered to the Company a certificate, dated the closing date, signed by an officer or director of each of Parent and Merger Sub, certifying as to the satisfaction of the conditions above.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time, whether before or after shareholder approval has been obtained:

by mutual written consent of the Company and Parent;

by either Parent or the Company, if:

•	the merger is not completed by the termination date (which is August 13, 2013), provided that this termination right is not available to a party if the failure of the merger to have been completed on or before the termination date was primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under the merger agreement;

•	our shareholders do not approve the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

•	any law or injunction permanently restraining, enjoining or otherwise prohibiting completion of the merger becomes final and non-appealable; provided, that this termination right is not available to a party if the issuance of such final, non-appealable law or injunction is primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement.

by the Company:

•	if Parent or Merger Sub has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall be untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the termination date, or if curable, is not cured, within thirty (30) business days after written notice of such breach; provided that this termination right is not available to the Company if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied;

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•	prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal; or

•	if all of the closing conditions to the completion of the merger or to the obligations of Parent and Merger Sub to consummate the merger are otherwise satisfied and the merger shall not have been completed within five (5) business days after the date the closing should have occurred;

by Parent, if:

•	the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall be untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the Company by the termination date, or if curable, is not cured, within thirty (30) business days after written notice of such breach; provided, that this termination right is not available to Parent if it is then in material breach of any of its representations, warranties, covenants or other agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied; or

•	the board of directors of the Company has made a change of recommendation; the board of directors of the Company approves or recommends any acquisition proposal other than the merger; or the Company or the board of directors of the Company fails to include the recommendation by the board of directors for the merger in this proxy statement.

Termination Fees

The Company is required to pay Parent a termination fee of $1,000,000 if the merger agreement is (a) terminated by Parent due to a material breach by the Company or the board of directors has made a change of recommendation or approves or recommends another acquisition proposal, (b) terminated by the Company prior to the receipt of the shareholders’ approval in order to enter into an alternative acquisition agreement relating to a superior proposal; or (c) if (i) an acquisition proposal has been made, proposed or communicated (and not withdrawn) after August 13, 2012 and prior to the termination of the merger agreement, (ii) the merger agreement is terminated by the Company or Parent due to (x) the expiration of the termination date or (y) failure to obtain the shareholders’ approval and (iii) the Company enters into any definitive agreement in connection with an acquisition proposal or consummate any acquisition proposal within twelve (12) months of the termination of the merger agreement. However, the Company will not be required to pay to Parent the termination fee if the circumstances that permits the termination by Parent referenced to in the preceding clause (a) were the proximate result of actions or inactions taken by the Company at the direction of Mr. Hong without the approval or direction of the independent committee.

Parent is required to pay the Company a termination fee of $2,000,000 if (a) the merger agreement is terminated by the Company due to a material breach by Parent or Merger Sub; or (b) the merger agreement is terminated by the Company because (i) all of the closing conditions to the completion of the merger or to the obligations of Parent and Merger Sub to consummate the merger are otherwise satisfied and (ii) the merger shall not have been completed within five (5) business days after the date the closing should have occurred.

Fees and Expenses

Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense except as otherwise provided in the merger agreement.

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Modification or Amendment

The merger agreement may be amended with the approval of the respective boards of directors of the parties at any time before or after approval of the merger by the shareholders of the Company but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable law without such approval. The merger agreement may not be amended except by an instrument in writing signed on behalf of the Company, Parent and Merger Sub.

Extension and Waiver

At any time before the consummation of the merger, each of the parties to the merger agreement may waive compliance with any of the agreements or conditions contained in the merger agreement to the extent permitted by applicable law.

Remedies

Subject to any equitable remedies the Company may be entitled to, our right to receive payment of a reverse termination fee of $2,000,000 is our sole and exclusive remedy for any loss or damage suffered as a result of the failure of the merger to be consummated under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

Subject to any equitable remedies Parent or Merger Sub may be entitled to, Parent’s and Merger Sub’s right to receive payment of a termination fee of $1,000,000 is the sole and exclusive remedy of Parent and Merger Sub against us for any loss or damage suffered as a result of the failure of the merger to be consummated under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

The parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof, except that the Company’s ability to seek specific performance of Mr. Hong to make the equity contribution to Parent under the merger agreement and the equity commitment letter is conditional upon the availability of financing from Everbright or other alternative debt financing sources.

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PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (a) grant the Company’s shareholders access to corporate files of the Company and other parties to the merger or any of their respective affiliates or (b) to obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate.

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DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the shares to object to the merger and receive cash equal to the appraised fair value of their shares (“Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 179 of the BVI Business Companies Act, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of objecting to the merger, you should carefully review the text of Annex C, particularly the procedural steps required to perfect Dissenters’ Rights. These procedures are complex and you should consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Business Companies Act, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of his shares upon dissenting to the merger.

The exercise of your dissenters’ rights will preclude the exercise of any other rights by virtue of holding shares in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To preserve your Dissenters’ Rights, the following procedures must be followed:

•	you must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to approve the merger. The Notice of Objection must include a statement that you propose to demand payment for your shares if the merger is authorized by the resolution at the extraordinary general meeting;

•	within twenty (20) days immediately following the date on which the vote approving the merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all Dissenting Shareholders who have served a Notice of Objection;

•	within twenty (20) days immediately following the date on which the Approval Notice is given (the “Dissent Period”), the Dissenting Shareholder must give a written notice of his decision to dissent (a “Notice of Dissent”) to the Company stating his name and address, the number and class of the shares with respect to which he dissents and demanding payment of the fair value of his shares; and a dissenting shareholder must dissent in respect of all the shares which he holds;

•	within seven (7) days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the plan of merger is filed with the Registrar of Corporate Affairs of the British Virgin Islands, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their shares at a price determined by the Company to be the fair value of such shares;

•	if, within thirty (30) days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shares, then, within twenty (20) days immediately following the date of the expiry of such 30-day period;

•	the Company and the Dissenting Shareholder shall each designate an appraiser;

•	the two designated appraisers together shall designate a third appraiser;

•	the three appraisers shall fix the fair value of the Dissenting Shares as of the close of business on the day prior to the date on which the vote to approve the Merger was taken, excluding any appreciation or depreciation in the value of the shares, directly or indirectly, induced by the announcement of the Merger; and

•	upon the surrender of the Dissenting Shareholder’s certificates representing their shares, the Company will pay, in cash, the fair value of the shares determined by the appraisers.

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All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to the shares.

DISSENTERS’ RIGHTS ARE AVAILABLE ONLY TO REGISTERED HOLDERS OF SHARES. IF YOU HOLD ANY SHARES IN “STREET NAME,” YOU ARE CONSIDERED THE BENEFICIAL OWNER BUT NOT THE “REGISTERED HOLDER” OF SUCH SHARES. THEREFORE, IF YOU HOLD ANY SHARES IN “STREET NAME” AND WISH TO EXERCISE DISSENTERS’ RIGHTS, YOU MUST ARRANGE FOR SUCH SHARES TO BE REGISTERED IN YOUR NAME AND COMPLY WITH THE PROCEDURES AND REQUIREMENTS DESCRIBED ABOVE FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 179 OF THE BVI BUSINESS COMPANIES ACT.

If you do not satisfy each of these requirements, you cannot exercise dissenters’ rights and will be bound by the terms of the merger agreement. Submitting a proxy card that does not direct how the shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your shares, or a vote against the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to Yucheng Technologies Limited at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013.

If you are considering dissenting, you should be aware that the fair value of your shares determined under Section 179 of the BVI Business Companies Act could be more than, the same as, or less than the $3.90 in cash without interest for each share of the Company that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of the shares covered by a Notice of Dissent, the Company and the Buyer Filing Persons intend to assert that the per share merger consideration of $3.90 is equal to the fair value of each of your shares.

The provisions of Section 179 of the BVI Business Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 179, you will lose your Dissenters’ Rights. You are advised to consult your British Virgin Islands legal counsel if you wish to exercise Dissenters’ Rights.

If you hold shares in “street name,” you are considered the beneficial owner but not the “registered holder” of the shares and you are not a “member” or “shareholder” for purposes of the BVI Business Companies Act. If you hold ordinary shares in “street name,” you cannot dissent from the approval of the merger agreement and the transactions contemplated by the merger agreement unless you act promptly to arrange for your shares to be registered in your name and follow the requirements for dissenting under Section 179 of the BVI Business Companies Act. Such registration and the delivery of your written notice of dissent must be effected no later than 5:00 p.m., New York City time, on the ___________, 2012, and you must become a registered holder of shares by the close of business in the British Virgin Islands on ___________, 2012.

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FINANCIAL INFORMATION

Selected Historical Financial Information

The following sets forth summary historical consolidated financial information of the Company for each of the two (2) years ended December 31, 2010 and 2011. The historical financial information as of December 31, 2010 and 2011 has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, at pages F-1 through F-56, which are incorporated into this proxy statement by reference. The information set forth below is not necessarily indicative of future results and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, which are incorporated into this proxy statement by reference. Please see “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

Consolidated Statements of Operations

for the years ended December 31, 2010 and 2011

(RMB and US$ expressed in thousands, except share and per share data)

	2010	2011	2011
	RMB	RMB	US$
			(Unaudited)
Revenues	412,332,215	502,611,108	79,768,145
Cost of sales	(206,647,039)	(257,304,657)	(40,836,176)
Gross profit	196,997,153	231,805,566	36,789,277
Total operating expenses	(155,443,232)	(179,331,494	(28,461,252)
Income (loss) from operations	41,553,921	52,474,072	8,328,025
Other income (expense):
Interest income	319,484	428,931	68,075
Interest expense	(4,526,625)	(6,204,203)	(984,653)
Other income (expense)	(95,519)	18,540	2,943
Income (loss) before income taxes	37,251,261	46,717,340	7,414,390
Income tax (expense) benefits	(5,259,223)	(6,516,315)	(1,034,188)
Net income before equity method investees	31,992,038	40,201,025	6,380,202
Loss from equity method investees	(556,665)	(3,260,570)	(517,477)
Net income (loss) before discontinued operations	31,435,373	36,940,455	5,862,725
Loss from discontinued operations, net of tax (1)	(32,205,904)	-	-
Net income (loss) before non-controlling interests	(770,531)	36,940,455	5,862,725
Less: Net loss attributable to non-controlling interests	2,735,255	4,686,297	743,750
Net income (loss) attributable to stockholders of Yucheng Technologies Limited	1,964,724	41,626,752	6,606,475
Foreign currency translation adjustment	(762,394)	(597,081)	(94,761)
Comprehensive income (loss)	1,202,330	41,029,671	6,511,714
Weighted average common shares outstanding
– basic	18,560,014	19,213,305	19,213,305
– diluted	18,949,359	19,267,498	19,267,498
Earnings per share from continuing operations
– basic	1.84	2.17	0.34
– diluted	1.80	2.16	0.34
Earnings per share
– basic	0.11	2.17	0.34
– diluted	0.10	2.16	0.34

Notes:

(1) Reflects the Company’s sale of Beijing Yuxinyicheng Information Technology Limited in 2010.

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Consolidated Balance Sheets

for the years ended December 31, 2010 and 2011

(RMB and US$ expressed in thousands, except share and per share data)

	2010	2011	2011
	RMB	RMB	US$
			(Unaudited)
Assets
Cash and cash equivalents	162,536,258	204,800,770	32,503,415
Total assets	869,964,310	1,008,458,460	160,049,906
Total liabilities	262,087,137	347,069,704	55,082,562
Total Yucheng Technologies Limited stockholders’ equity	602,742,867	660,940,747	104,896,242
Non-controlling interests	5,134,306	448,009	71,102
Total stockholders’ equity	607,877,173	661,388,756	104,967,344
Total liabilities and stockholders’ equity	869,964,310	1,008,458,460	160,049,906

Net Book Value per Share of Our Shares

The net book value per share as of December 31, 2011 was $5.46 (or $5.45 based on the weighted average number of outstanding shares during 2011).

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TRANSACTIONS IN THE SHARES

Purchases by the Company

The Company has made no purchases of its own shares during the past three years.

Purchases by Buyer Group members

Purchases by Sihitech Company Limited and Humfield Technology Limited.

Sihitech Company Limited and Humfield Technology Limited are British Virgin Islands companies wholly owned by Mr. Weidong Hong. On May 25, 2012, the shares of the Company owned by Humfield Technology Limited were transferred to Sihitech Company Limited.

Purchases by Sihitech Company Limited

Transaction Date	Total Number of Shares Purchased	Average Price Paid per Share
2011
Q4	9,000	1.99

Purchases by Humfield Technology Ltd

Transaction Date	Total Number of Shares Purchased	Average Price Paid per Share
2011
Q4	198,148	2.39

Purchases by Yun Shi

Transaction Date	Total Number of Shares Purchased	Average Price Paid per Share
2010
Q2	353,925	3.71
Q3	402,553	3.25
2011
Q2	2,200	2.95
Q3	57,496	3.04
Q4	594,322	2.20
2012
Q1	47,905	2.00
Q2	14,477	3.01

Prior Public Offerings

On March 14, 2007, our ordinary shares were admitted for listing on the NASDAQ Global Market under the symbol “YTEC.” We have not make any underwritten public offering of our securities during the past three years.

Transaction in the Prior 60 Days

There was no transaction in the Company’s shares during the past 60 days by the Company or any member of the Buyer Group, or any of their respective executive officers and directors.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of our shares, as of the date of this proxy statement, by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person known to us to beneficially own more than 5.0% of the total outstanding shares.

	Number of Shares Beneficially Owned (1)(2)	Percentage of Total Shares Outstanding (1)
Directors and Executive Officers (3):
Weidong Hong (4)	3,224,007	16.1%
Shuo Zeng	534,011	2.7%
Steve Shiping Dai (5)	141,849	0.7%
Yingjun Li	2,250	*
Zhengong Chang	2,250	*
Tianqing Chen	4,500	*
Jeffrey R Williams	10,500	*
Ning Jia	2,250	*
Principal Shareholders:
Shah Capital Management, Inc.	2,389,056	11.9%
Yun Shi (6)	1,472,878	7.4%

Notes:

*The person beneficially owns less than 0.1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares. The percentage calculation is based on 20,002,299 ordinary shares outstanding.

(2)	For each person or group listed in the table, the percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of total outstanding shares as of the date of this proxy statement.

(3)	The address of our current executive officers and directors is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

(4)	Includes 2,797,055 ordinary shares held through Sihitech Company Limited, a British Virgin Islands company wholly owned by Mr. Hong, and 225,952 ordinary shares held by his wife Hong Wu, but excludes 3,793,620 ordinary shares that are held by the members of the group as reported on the Schedule 13D filed on August 13, 2012 by Mr. Hong, Sihitech Company Limited and the Rollover Shareholders (the “Schedule 13D”).

(5)	Excludes 6,875,778 ordinary shares that are held by the members of the group as reported on the Schedule 13D.

(6)	Excludes 5,544,749 ordinary shares that are held by the members of the group as reported on the Schedule 13D.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of material U.S. federal income tax consequences of the exchange of the shares for cash pursuant to the merger agreement. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code”, final and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service, referred to as the “IRS”, and the IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including holders that are (a) banks, financial institutions, or insurance companies; (b) regulated investment companies, mutual funds, or real estate investment trusts; (c) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (d) tax-exempt organizations; (e) holders that own shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment; (f) holders that acquired shares in connection with the exercise of employee share options or otherwise as compensation for services; (g) U.S. Holders (as defined below) that have a “functional currency” other than dollar; (h) retirement plans, individual retirement accounts, or other tax-deferred accounts; (i) U.S. expatriates; (j) persons subject to alternative minimum tax; (k) U.S. Holders that actually or constructively own 10% or more of our voting stock or (l) U.S. Holders that are related under certain attribution rules to Parent or Mr. Hong. In addition, this discussion does not discuss any consequences to U.S Holders that will directly or indirectly hold an ownership interest in Parent or the Company after the merger. This discussion assumes that shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times. This discussion also does not address the tax consequence to holders of the shares who exercise their dissenters’ rights (as described under “Dissenters’ Rights”).

As used herein, a “U.S. Holder” is any beneficial owner of the shares that is (a) a citizen or individual resident of the United States for U.S. federal income tax purposes; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust which (i) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of the shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of partnership. Any partner of a partnership holding shares is urged to consult its own tax advisor.

ALL HOLDERS OF THE SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER LAWS.

Consequences of Participation in the Merger

The receipt of cash as consideration in the merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges shares for cash will generally recognize gain or loss in an amount equal to the difference between (a) the amount of cash received and (b) such U.S. Holder’s adjusted tax basis in the shares exchanged therefor. Subject to the discussion under the caption “Passive Foreign Investment Company” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the shares exchanged is greater than one year at the effective time of the merger.

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Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of the shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of the shares.

Any gain or loss recognized by U.S. Holders will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, gains from the disposition of the shares may be subject to tax in the PRC. In that event, a U.S. Holder may be eligible for the benefits of the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”). Under the Treaty, if any PRC tax were to be imposed on any gain from the disposition of the shares, the gain would be treated as PRC source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a passive foreign investment company, or a “PFIC”, for U.S. federal income tax purposes for our taxable years ended December 31, 2010 and December 31, 2011 respectively, and we do not expect to become one for our current taxable year, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which (a) at least 75% of our gross income is passive income or (b) at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current taxable year due to changes in our asset or income composition.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held shares and the U.S. Holder has not made a valid “deemed sale” election, mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of a share generally would be allocated ratably over such U.S. Holder’s holding period for the shares. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. If a U.S. Holder has made a valid mark-to-market election with respect to its shares, any gain the U.S. Holder recognizes would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of the shares, reporting gains realized with respect to the Company. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the merger to it if we are a PFIC or have been a PFIC during any prior year in which a U.S. Holder held shares.

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Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless he provides his taxpayer identification number in the manner required, certifies that he is not subject to backup withholding, or otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

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MATERIAL PRC INCOME TAX CONSEQUENCES

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises”, and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of cash by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” (i) does not have an establishment or place of business in the PRC or (ii) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Although there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for our shares should otherwise be subject to PRC tax to holders of such shares that are not PRC residents. In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698”, Guo Shui Han [2009] No. 698), issued by the State Administration of Taxation, which became effective as of January 1, 2008, if any non-resident enterprise transfers equity of a PRC resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer; provided, however, that any purchase or sale of equity through the open market will not be subject to such taxation. Where the non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, which was established in a jurisdiction with either (a) an actual rate of tax of less than 12.5%; or (b) a tax exemption for the income arising out of the disposition, the non-resident enterprise shall be required to file with the relevant taxation authorities certain information about the transfer. Where any such taxation authorities, upon review and examination of the documents submitted by the non-resident enterprise, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion, they have the power to re-classify the offshore share transfer transaction, deny the existence of the offshore holding company and impose a 10% income tax on the gain from such offshore share transfer after an examination by the State Administration of Taxation. Although there has not been a definitive determination on whether a purchase or sale of shares of a public company which is a non-residential enterprise would be subject to Circular 698, the Company does not believe that the gain recognized on the receipt of cash for its shares pursuant to the merger by its shareholders who are not PRC residents should be subject to Circular 698. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for its shares should otherwise be subject to PRC tax, then any gain recognized on the receipt of cash for its shares pursuant to the merger by its shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

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MATERIAL BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

The British Virgin Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the British Virgin Islands under the laws of the British Virgin Islands in respect of the Merger or the receipt of cash for our shares under the terms of the Merger. This is subject to the qualifications that (a) British Virgin Islands stamp duty may be payable if any transaction documents are brought to or executed or produced before a court in the British Virgin Islands and (b) registration fees will be payable by the Company to the Registrar of Corporate Affairs in the British Virgin Islands to register the articles of merger.

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FUTURE SHAREHOLDER PROPOSALS

If the merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting. However, if the merger is not completed, an annual general meeting is expected to be held in ___________ 2012.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to completion of the merger, including the approval of the merger agreement by our shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the cash position of the Company and its subsidiaries, at the effective time of the merger;

•	debt financing may not be funded on at the effective time of the merger because of the failure of Parent to meet the closing conditions or for other reasons, which may result in the merger not being completed promptly or at all;

•	the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

•	the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our shares;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

•	diversion of our management’s attention from our ongoing business operations;

•	the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger; and

•	other risks detailed in our filings with the SEC, including the information set forth under the caption “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. Please see “Where You Can Find More Information” beginning on page 92 for additional information.

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Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://www.yuchengtech.com/english. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the merger is a “going private” transaction, the Company and the Buyer Group have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on April 27, 2012 and subsequently amended on May 9, 2012 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since April 27, 2012, including, without limitation, the reports on Form 6-K furnished to the SEC on May 15, 2012, May 21, 2012, June 1, 2012, August 13, 2012, and August 15, 2012 are incorporated herein by reference.

We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to our proxy solicitor, ___________, at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED ___________ 2012. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

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ANNEX A: Agreement and Plan of Merger

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of August 13, 2012

among

New sihitech limited

New sihitech acquisition limited

and

YUCHENG TECHNOLOGIES LIMITED

Table of Contents

ARTICLE I

DEFINITIONS

1.1	Certain Definitions	5
1.2	Other Defined Terms	9

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

2.1	The Merger	11
2.2	Closing	12
2.3	Effective Time	12
2.4	The Memorandum and Articles of Association	12
2.5	Directors	12
2.6	Officers	12

ARTICLE III

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL;
MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

3.1	Effect on Issued Share Capital	12
3.2	Exchange of Certificates	14
3.3	Treatment of Stock Plans	17

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1	Organization, Good Standing and Qualification	17
4.2	Capital Structure	18
4.3	Corporate Authority; Approval and Fairness; No Violations	18
4.4	Government Approvals; Secured Creditors	19
4.5	Company Reports; Financial Statements	20
4.6	Schedule 13E-3; Proxy Statement	21
4.7	Absence of Certain Changes	21
4.8	Litigation and Liabilities	22
4.9	Employee Benefits	23
4.10	Compliance with Laws; Licenses	24
4.11	Material Contracts	25
4.12	Properties	26
4.13	Environmental Matters	26
4.14	Tax Matters	26
4.15	Labor Matters	27
4.16	Intellectual Property	27
4.17	Insurance	28

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4.18	Opinion of Financial Advisor	28
4.19	Affiliated Transactions	28
4.20	Brokers and Finders	28
4.21	No Additional Representations	29

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Good Standing and Qualification	29
5.2	Corporate Authority	29
5.3	Financing	30
5.4	Capitalization.	31
5.5	Consents and Approvals; No Violations; Secured Creditors	31
5.6	Litigation	32
5.7	Brokers and Finders	32
5.8	Schedule 13E-3; Proxy Statement; Other Information	32
5.9	Solvency	33
5.10	Ownership of Securities	33
5.11	Voting Agreement; Rollover Agreement	33
5.13	Certain Arrangements	34
5.14	Buyer Contracts	34
5.15	Non-Reliance on Company Estimates	34
5.16	No Additional Representations	34

ARTICLE VI

COVENANTS

6.1	Conduct of Business Pending the Merger	35
6.2	Acquisition Proposals	39
6.3	Preparation of the Proxy Statement and Schedule 13E-3	42
6.4	Shareholders’ Meeting	42
6.5	Filings; Other Actions; Notification	43
6.6	Access and Reports	43
6.7	Stock Exchange Delisting	44
6.8	Publicity	44
6.9	Financing	44
6.10	Expenses	46
6.11	Indemnification; Directors’ and Officers’ Insurance	46
6.12	Resignations	48
6.13	Participation in Litigation	48
6.14	Actions Taken at the Direction of Mr. Hong	48
6.15	Employee Benefits Matters	48
6.16	Capitalization of Merger Sub	49

ARTICLE VII

CONDITIONS precedent

7.1	Conditions to Each Party’s Obligation to Effect the Merger	49

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7.2	Conditions to Obligations of Parent and Merger Sub	49
7.3	Conditions to Obligations of the Company	50
7.4	Frustration of Conditions Precedent	50

ARTICLE VIII

TERMINATION

8.1	Termination	51
8.2	Effect of Termination	53
8.3	Termination Fee	53

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1	Non-Survival of Representations and Warranties and Agreements	55
9.2	Modification or Amendment	55
9.3	Waiver	55
9.4	Governing Law and Venue	55
9.5	Notices	56
9.6	Entire Agreement	57
9.7	No Third Party Beneficiaries	58
9.8	Severability	58
9.9	Interpretation; Absence of Presumption	58
9.10	Assignment	59
9.11	Remedies	59
9.12	Confidentiality	60
9.13	Counterparts; Signatures	60

Appendix I      Plan of Merger

Appendix II     Rollover Shares

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 13, 2012, is by and among New Sihitech Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), New Sihitech Acquisition Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, all of the outstanding shares of which are owned by the Parent (“Merger Sub”), and Yucheng Technologies Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (i) determined that it is in the best interest of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval of this Agreement by the shareholders of the Company pursuant to Part IX of the British Virgin Islands Business Companies Act, 2004, as amended (the “BVI Companies Act”);

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (ii) declared it advisable for Parent and Merger Sub, respectively to enter into this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, Mr. Weidong Hong (“Mr. Hong”, or the “Guarantor”) has delivered a guarantee in favor of the Company (the “Guarantee”) to guarantee the due and punctual performance and discharge of the obligations of Parent and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

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ARTICLE I

DEFINITIONS

1.1           Certain Definitions. For purposes of this Agreement:

(a)          “Acquisition Proposal” means any bona fide written proposal or offer with respect to (i) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, 15% or more of the total voting power of the equity securities of the Company, and (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power of any class of equity securities of the Company, or 15% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

(b)          “Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

(c)          “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the British Virgin Islands, Hong Kong or Beijing.

(d)          “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any Buyer Group Party).

(e)          “Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one party or any of its Affiliates to the other party or any of its Affiliates, concerning the disclosing party’s business, financial condition, proprietary technology, research and development and other confidential matters, including any confidential or proprietary information provided under this Agreement, any other Transaction Documents, or any of the exhibits or schedule attached hereto. Confidential Information shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in violation of this Section 9.12 or other obligation of confidentiality, (ii) was available to the receiving party on a nonconfidential basis prior to its disclosure by the disclosing party or the disclosing party’s Representatives, or (iii) becomes available to the receiving party on a nonconfidential basis from a Person (other than the disclosing party or the disclosing party’s Representatives) who is not, or is reasonably believed by the receiving party not, prohibited from disclosing such information to the receiving party by a legal, contractual or fiduciary obligation to the disclosing party or any of the disclosing party’s Representatives.

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(f)          “Environmental Law” means any applicable PRC local, provincial or national Law relating to: (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

(g)          “Hazardous Substance” means any chemical, pollutant, waste or substance that is: (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls or radioactive material.

(h)           “Independent Committee” means a committee of the Company’s board of directors consisting of three members of the board of directors of the Company that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

(i)           “Intellectual Property” means: (A) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (B) patents and proprietary inventions and discoveries; (C) Trade Secrets; and (D) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(j)           “Knowledge” means, with respect to the Company, the actual knowledge of the Chief Financial Officer of the Company and Mr. Yingjun Li, Mr. Tianqing Chen and Mr. Zhendong Chang, members of the Independent Committee, and with respect to any other party hereto, the actual knowledge of any director of such party, in each case, after due inquiry.

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(k)          “Material Adverse Effect” means any change, effect, event, circumstance, occurrence (any such item, an “Effect”) that has, or would reasonably be expected to have, either individually or in the aggregate with all changes, effects, events, circumstances, occurrences, have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect, alone or in combination, related to or arising out of any of the following shall be taken into account in determining whether a Material Adverse Effect may exist: (A) the announcement of, or pendency of the transactions contemplated by, this Agreement or the identity of Parent or its shareholders as the acquiror of the Company, including without limitation, the initiation of litigation or other legal proceeding related to this Agreement or the transactions contemplated hereby; (B) any change in the Company’s stock price or trading volume (it being understood that any underlying cause contributing to such change in stock price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (C) actions or omissions of the Company or any of its Subsidiaries taken (x) that are required by this Agreement, or (y) with the written consent, or at the request, of Parent, Merger Sub or Mr. Hong, other than the consent or request given by Mr. Hong in good faith in performing his duties as the chief executive officer of the Company; (D) any breach of this Agreement by Parent or Merger Sub; (E) Effects affecting the financial, credit or securities markets in the United States, the PRC or any other country or region in the world, including changes in interest rates or foreign exchange rates; (F) Effects affecting the industry in which the Company and its Subsidiaries operate; (G) changes in general business, economic or political conditions; (H) any Effect caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening thereof; (I) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events; (J) changes or modifications in (x) the generally accepted accounting principles applicable to the Company and its Subsidiaries occurring after the date of this Agreement or (y) applicable Law or the interpretation or enforcement thereof; (K) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (L) any change or prospective change in the Company’s credit ratings; and (M) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; provided, however, that any Effect referred to in clauses (E), (F), (G), or (J) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Material Adverse Effect has occurred or is reasonably expected to occur).

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(l)          “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company Reports filed prior to the date hereof; and (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Material Adverse Effect or a material effect on the Company or the ability of Parent to obtain the Debt Financing.

(m)          “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(n)          “PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(o)          “Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act (together with any amendments thereof or supplements thereto).

(p)          “Subsidiary” means, with respect to any party, any corporation, limited liability company, partnership or similar entity of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(q)          “Superior Proposal” means an Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to fifty percent (50%)) that is not obtained in violation of Section 6.2 and the board of directors of the Company (acting through the Independent Committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 6.2).

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(r)          “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

(s)          “Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the Internal Revenue Service of the United States or any other Governmental Entity, domestic or foreign, including consolidated, combined and unitary tax returns.

(t)          “Trade Secrets” means confidential and proprietary information, trade secrets and know-how, including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

(u)          “Transaction Documents” means this Agreement, the Guarantee, the Financing Documents (and the New Financing Documents, if applicable), the Rollover Agreement and the Voting Agreement.

(v)         “US$” means the legal currency of the United States of America.

1.2           Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location
Actions	4.8
Agreement	Recitals
Alternate Financing	6.9(b)
Alternative Acquisition Agreement	6.2(d)(ii)
Applicable Date	4.5(a)
Bankruptcy and Equity Exception	4.3(a)
Book-Entry Shares	3.1(a)
BVI Companies Act	Recitals
BVI Plan of Merger	2.3

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Buyer Group Parties	5.14
Change of Recommendation	6.2(d)
Closing	2.2
Closing Date	2.2
Company	Recitals
Company Benefit Plans	4.9(a)
Company Disclosure Schedule	Article IV
Company IP	4.16
Company Option	3.3(a)
Company Recommendation	4.3(b)
Company Reports	4.5(a)
Contract	4.3(c)
Damages	6.11(b)
Debt Financing	5.3(b)
Dispute	9.4(b)
Dissenting Shareholders	3.1(a)
Dissenting Shares	3.1(a)
Effective Time	2.3
Employees	4.15
Environmental Permits	4.13
Equity Investment Agreement	5.3(b)
Equity Financing	5.3(b)
ERISA	4.9(a)
Exchange Act	4.4(a)
Exchange Fund	3.2(a)
Excluded Shares	3.1(a)
FCPA	4.10(c)
Financing	5.3(b)
Financing Documents	5.3(a)
Founder Shares	3.1(a)
GAAP	4.5(b)
Governmental Antitrust Entity	6.5(d)
Governmental Entity	3.2(d)
Guarantee	Recitals
Guarantor	Recitals
HKIAC	9.4(b)(i)
HKIAC Rules	9.4(b)(i)
Indemnified Parties	6.11(a)
Injunction	7.1(b)
Judgment	4.8
Laws	4.10(a)
Lender	5.3(b)
Liabilities	4.8
Licenses	4.10(b)
Lien	4.2
Material Contract	4.11(a)
Memorandum and Articles of Association	2.4
Merger	Recitals
Merger Sub	Recitals
Mr. Hong	Recitals

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NASDAQ	6.7
New Financing Documents	6.9(b)
Non-Wholly Owned Subsidiaries	4.2
Notice of Superior Proposal	6.2(d)
Owned Real Property	4.12(a)
Parent	Recitals
Parent Termination Fee	8.3(b)
Paying Agent	3.2(a)
Representatives	6.2(b)
Requisite Company Vote	4.3(a)
Per Share Merger Consideration	3.1(a)
Rollover Agreement	5.12
Rollover Shares	3.1(a)
Proxy Statement	4.4(a)
RSU	3.3(b)
Sarbanes-Oxley Act	4.5(a)
SEC	Article IV
Securities Act	4.5(a)
Shares	3.1(a)
Share Certificate	3.1(a)
Shareholders’ Meeting	6.4
Stock Plan	4.2
Subscription Agreement	5.3(b)
Surviving Company	2.1
Termination Date	8.1(b)(i)
Termination Fee	8.3(a)
Voting Agreement	5.12
Wholly Owned Subsidiaries	4.2

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

2.1           The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the BVI Companies Act at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving company in the Merger (the “Surviving Company”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the BVI Companies Act except as set forth in Section 2.4.

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2.2           Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong commencing at 9:00 p.m. (Hong Kong time) on the third Business Day (the “Closing Date”) immediately following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company.

2.3           Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “BVI Plan of Merger”), substantially in the form contained in Appendix I hereto and the Company shall file the BVI Plan of Merger, and other documents required by the BVI Companies Act with the Registrar of Corporate Affairs of the British Virgin Islands in accordance with the BVI Companies Act, and, as soon as practicable on or after the Closing Date, shall make or cause to be made all other filings or recordings required under the BVI Companies Act. The Merger shall become effective at the time when the BVI Plan of Merger has been registered by the Registrar of Corporate Affairs of the British Virgin Islands or at such other subsequent date or time within 30 days of the date of registration of the BVI Plan of Merger as Merger Sub and the Company may agree and specify in the Plan of Merger in accordance with the BVI Companies Act (the “Effective Time”).

2.4           The Memorandum and Articles of Association. As of the Effective Time, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Company (except that, at the Effective Time, clause 1 of the memorandum and articles of association of the Surviving Company shall be amended to be and read as follows: “The name of the company is Yucheng Technologies Limited”) (the “Memorandum and Articles of Association”) until thereafter changed or amended as provided therein or by applicable Law.

2.5           Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

2.6           Officers. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

ARTICLE III

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL;
MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

3.1           Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

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(a)          Merger Consideration. Each ordinary share, of no par value, of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) shall be cancelled in exchange for the right to receive US$3.90 in cash per Share without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares (other than any Dissenting Shares that shall be cancelled in accordance with Section 179 of the BVI Companies Act and any Rollover Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Surviving Company will be amended accordingly. Each certificate formerly representing any of the Shares (a “Share Certificate”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 3.2(f). “Excluded Shares” means, collectively, (i) any Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Mr. Weidong Hong (“Mr. Hong”) or any Person controlled by Mr. Hong prior to the Effective Time (“Founder Shares”), (ii) the Shares beneficially owned by certain holders of Shares (the “Rollover Shareholders”) as set forth on Appendix II hereto (the “Rollover Shares”) and (iii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Companies Act (“Dissenting Shareholders”). In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such change, be the Per Share Merger Consideration.

(b)          Founder Shares. Each of the Founder Shares shall, by virtue of the Merger and without any action on the part of its holder, be cancelled and retired and shall cease to exist and no consideration shall be delivered with respect thereto.

(c)          Rollover Shares. None of the Rollover Shares shall be cancelled nor shall the Rollover Shareholders have the right to receive any Per Share Merger Consideration. The Rollover Shareholders’ legal and beneficial ownership of such Rollover Shares shall survive the Merger.

(d)          Merger Sub. At the Effective Time, each ordinary share, par value US$1.0 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$1.0 per share, of the Surviving Company. Such ordinary shares, together with the Rollover Shares and the Dissenting Shares (unless cancelled in accordance with Section 179 of the BVI Companies Act), shall be the only issued and outstanding share capital of the Surviving Company and this will be reflected in the register of members of the Surviving Company.

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(e)          Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent (as defined below) of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company shareholders’ meeting has been sent to such shareholder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable and any monies which are returned shall be held by the Surviving Company in a separate non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Company. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Company.

3.2           Exchange of Certificates.

(a)          Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.1(a) and Section 3.2(f) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”), and in case of payments under Section 3.2(f), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration).

(b)          Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five Business Days in the case of registered shareholders and (y) three Business Days in the case of the Depository Trust Company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Share Certificates and Book-Entry Shares shall pass, only upon delivery of the Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.2(e)) and Book-Entry Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for effecting the surrender of the Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.2(e)) and Book-Entry Shares in exchange for the Per Share Merger Consideration, as applicable. Upon surrender of a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.2(e)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Share Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cheque, in the amount (after giving effect to any required tax withholdings as provided in Section 3.2(g)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.2(e)) or the number of Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate or Book-Entry Shares so surrendered shall forthwith be marked as cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Share Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate or Book-Entry Shares may be issued to such transferee if the Share Certificates or Book-Entry Shares formerly representing such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

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(c)          Transfers. From and after the Effective Time, no transfers of Shares shall be effected in the register of members of the Company. If, after the Effective Time, any Share Certificate or Book-Entry Shares are presented to the Surviving Company, Parent or the Paying Agent for transfer or any other reason, such Share Certificates or Book-Entry Shares (except for the Rollover Shares and the Dissenting Shares) shall be cancelled and (except for Excluded Shares) shall be exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or Book-Entry Shares is entitled pursuant to this Article III.

(d)          Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall be delivered to the Surviving Company. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Company for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article III upon due surrender of its Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.2(e)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any domestic, multinational or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (a “Governmental Entity”) shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e)          Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Company with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount (after giving effect to any required tax withholdings) equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

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(f)          Dissenters’ Rights. No Dissenting Shareholder shall be entitled to receive the Per Share Merger Consideration with respect to their Dissenting Shares. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Dissenting Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to any rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the BVI Companies Act. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g)          Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration paid in respect of the Shares upon the surrender for exchange of Share Certificates or for Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Book-Entry Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Share Certificates or Book-Entry Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent for transfer or any other reason, such Share Certificate (except for the Rollover Shares) shall be cancelled and (except for the Founder Shares and the Rollover Shares) shall be exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III.

(h)          Tax Withholding. Each of Parent, the Surviving Company and the Paying Agent, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options or RSUs such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to Taxes. To the extent that amounts are so withheld by Parent, the Surviving Company or the Paying Agent, such withheld amounts (i) shall be remitted by Parent, the Surviving Company or the Paying Agent to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Options in respect of which such deduction and withholding was made.

(i)          Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 179(8) of the BVI Companies Act.

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3.3           Treatment of Stock Plans.

(a)          Treatment of Options. At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plan shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to (x) the total number of Shares subject to the Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share of such Company Option.

(b)          Treatment of RSUs. At the Effective Time, each share of restricted stock of the Company (“RSU”) shall, without any action on the part of the holder thereof, be converted into and thereafter evidence the right to receive, without interest, the Per Share Merger Consideration. The right to receive any Share under such RSU, when converted in accordance with this Section 3.3(b), shall no longer be outstanding, shall automatically be canceled and shall cease to exist.

(c)          Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company or the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of Section 3.3(a) and 3.3(b). The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to deliver Shares or other share capital of the Company to any Person pursuant to or in settlement of Company Options.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as may be disclosed in the Company Reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding, in each case, any nonspecific disclosures set forth in any risk factor section to the extent they are general, nonspecific and forward looking statements or cautionary or forward-looking in nature), (ii) as may be disclosed in this Agreement or in the corresponding sections or subsections of the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”), or (iii) for any matters with respect to which Mr. Hong has an actual knowledge as of the date hereof, the Company hereby represents and warrants to Parent and Merger Sub that:

4.1           Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A true, complete and correct copy of the memorandum and articles of association of the Company as amended to date has been publicly filed by the Company as part of the Company Reports.

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4.2           Capital Structure. The authorized share capital of the Company consists of (x) 60,000,000 Shares of no par value, of which, as of the date of this Agreement, 20,002,299 Shares are outstanding, including 243,424 RSUs under the Company’s Performance Equity Plan adopted by the shareholders of the Company on November 24, 2006 (the “Stock Plan”), and (y) 1,000,000 preferred shares, of no par value, of which, none are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the date hereof, there are no outstanding Company Options under the Stock Plan. Each of the outstanding shares of share capital or other securities of each of the Company’s directly or indirectly wholly owned Subsidiaries, which are set forth in Section 4.2 of the Company Disclosure Schedule (“Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and nonassessable (to the extent such concept is applicable in the relevant jurisdiction) and owned by the Company or by another Wholly Owned Subsidiary, free and clear of any lien, charge, pledge, security interest, mortgage, claim or other encumbrance (each, a “Lien” and collectively, “Liens”). Each of the outstanding shares of capital stock or other securities that are directly or indirectly owned by the Company of each of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries, which are set forth in Section 4.2 of the Company Disclosure Schedule (“Non-Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and nonassessable (to the extent such concept is applicable in the relevant jurisdiction) and owned by the Company or by a Subsidiary, free and clear of any Lien other than Permitted Liens. Except as set forth in this Section 4.2, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan.

4.3           Corporate Authority; Approval and Fairness; No Violations.

(a)          The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject only to approval of this Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”). The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Merger and the other transactions contemplated hereby, have been duly authorized and approved by its board of directors, acting upon the unanimous recommendation of the Independent Committee, and, except for obtaining the Requisite Company Vote, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

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(b)          The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend approval of this Agreement to the holders of Shares (the “Company Recommendation”). The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement be submitted to the holders of Shares for their approval.

(c)          Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger or the other transactions contemplated hereby, will (i) conflict with or violate any provision (x) of the memorandum and articles of association of the Company or (y) of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 and the Requisite Company Vote are obtained and the filings referred to in Section 4.4 are made, (x) violate any Laws applicable to the Company or any of its Subsidiaries, (y) violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, letter of credit, guarantee, power of attorney, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract, agreement, commitment, arrangement, or understanding (each, whether oral or written, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except in the case of clause (ii), as would not reasonably be expected to have a Material Adverse Effect.

4.4           Government Approvals; Secured Creditors.

(a)          Except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the joining of the Company in the filing of the Schedule 13E-3, which shall incorporate by reference a proxy statement relating to the Merger to be prepared in connection with the Shareholders’ Meeting (including any amendments or supplements thereto, the “Proxy Statement”), (ii) compliance with the rules and regulations of the NASDAQ and (iii) the filing of the BVI Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands pursuant to the BVI Companies Act, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby, except for those the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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(b)          The Company does not have any secured creditors.

4.5           Company Reports; Financial Statements.

(a)          The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since January 1, 2010 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Except as otherwise provided in Section 4.5(a) of Company Disclosure Schedule, each of the Company Reports, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports, each in effect on such dates. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)          The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

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(c)          Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(d)          The Company has implemented disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company or other persons performing similar functions by others within those entities. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which would adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

4.6           Schedule 13E-3; Proxy Statement. Neither the Schedule 13E-3 nor the Proxy Statement will, with respect to the Schedule 13E-3, as of the date it and any amendment or supplement to it is filed with the SEC or, with respect to the Proxy Statement, at the time of each of (a) the mailing of the Proxy Statement or any amendments or supplements thereto and (b) the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any Person other than the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

4.7           Absence of Certain Changes. Since December 31, 2011 to the date hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been:

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(a)          any amendment or modification to the memorandum and articles of association or other similar organizational documents (whether by merger, consolidation or otherwise) of the Company or any of its Subsidiaries;

(b)          any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which, individually or in the aggregate, constitutes a Material Adverse Effect;

(c)          any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company);

(d)          any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(e)           (x) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice and the acceleration of vesting of 243,424 RSUs pursuant to the Stock Plan) or (y) any establishment, adoption, entry into or material amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or

(f)          any agreement to do any of the foregoing.

4.8           Litigation and Liabilities. As of the date hereof, there are no civil, criminal, administrative or other actions, suits, claims, oppositions, litigations, hearings, arbitrations, investigations or other proceedings (“Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries except for any such Actions that would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise (“Liabilities”) that would be required by GAAP to be reflected on a consolidated financial statements of the Company and its Subsidiaries, except (a) as reflected or reserved against in the Company’s consolidated financial statements (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date hereof, (b) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Reports, (c) for Liabilities incurred pursuant to the transactions contemplated by this Agreement, or (d) for Liabilities that do not constitute a Material Adverse Effect or are not reasonably likely to prevent or materially impair the consummation of the transactions contemplated by this Agreement. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which has, or would reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

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4.9           Employee Benefits.

(a)          All material benefit and compensation plans, employment agreements, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Company stock-based, incentive and bonus plans (the “Company Benefit Plans”), including Company Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States, are listed in Section 4.9(a) of the Company Disclosure Schedule.

(b)          None of the Company Benefit Plans was or is subject to ERISA.

(c)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise, (ii) increase any benefits otherwise payable under any of the Company Benefit Plans, or (iii) result in any acceleration of the time of payment or vesting of any such benefits (other than the acceleration of vesting of 243,424 RSUs under the Stock Plan).

(d)          There is no outstanding order against the Company Benefit Plans that has or would reasonably be expected to have a Material Adverse Effect.

(e)          The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options to purchase Shares or RSUs to any Employees, consultants or directors of the Company after the date hereof.

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4.10         Compliance with Laws; Licenses.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would not reasonably be expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement, the businesses of each of the Company and its Subsidiaries have not been, since December 31, 2010, and are not being conducted in violation of any applicable United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision applicable to the Company and its Subsidiaries, Judgment, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”). No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for (A) such investigations or reviews that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and/or (B) any investigation or review related to the Merger. As of the date hereof, neither the Company nor any of its Subsidiaries has received any notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date hereof.

(b)          The Company and its Subsidiaries each has made application or obtained, renewed and is in compliance with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except for any such License the absence or non-renewal of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened, investigation by any Governmental Entity in the PRC or elsewhere pursuant to applicable anti-corruption Laws (including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996) with respect to corrupt practices in the procurement by Governmental Entities. Neither the Company nor any of its Subsidiaries has, nor, to the Knowledge of the Company, has any officer or employee of the Company or any of its Subsidiaries, been convicted of any violation of such applicable anti-corruption Laws. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of making or receiving any referral which violated such anti-corruption Law. Neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, agents, employees or affiliates has taken any action, directly or indirectly, that could result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. The Company and its Subsidiaries have, to the Knowledge of the Company, conducted their businesses in compliance with the FCPA in all material respects.

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4.11         Material Contracts.

(a)          Except for this Agreement, the Contracts filed as exhibits to the Company Reports and the Contracts described in Section 4.11(a) of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(i)          any Contract that is required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)         any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries, or relating to indebtedness for borrowed money or any financial guarantee, of more than US$5,000,000 in any calendar year on its face;

(iii)        any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than US$3,000,000;

(iv)        any Contract relating to the formation, creation, operation, management or control of any joint venture;

(v)         any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and

(vi)        any non-competition Contract or other Contract that limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business or use their assets.

Each such Contract described in clauses (i) through (vi) above is referred to herein as a “Material Contract”.

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(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect subject to the Bankruptcy and Equity Exception; and (ii) there is no material breach or default under any Material Contracts by the Company or any of its Subsidiaries.

4.12         Properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) with respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), (i) the Company or its applicable Subsidiary has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Lien, and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein, and (b) with respect to real property leased, subleased or licensed to the Company or any of its Subsidiaries, the lease, sublease or license for such property is valid, legally binding, enforceable and in full force and effect.

4.13         Environmental Matters. The Company and its Subsidiaries are in all material respects in compliance with all applicable Environmental Laws. To the extent applicable, the Company and each of its Subsidiaries have obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (“Environmental Permits”), and all such Environmental Permits are in full force and effect. No property currently or, to the Company’s Knowledge, formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law. Neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in material violation of or materially liable under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning any material liability under any Environmental Law or relating to Hazardous Substances. This Section 4.13 constitutes the only representations and warranties of the Company with respect to any Environmental Law.

4.14         Tax Matters. The Company and each of its Subsidiaries (i) have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate in all material respects; and (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns, other than any such Taxes that are being contested in good faith, have not been finally determined and have been adequately reserved against in accordance with GAAP on the balance sheet of the Company and its Subsidiaries (other than in the notes thereto), and any Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. As of the date hereof, there are no (x) pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of material Taxes or material Tax matters, or (y) material Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

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4.15         Labor Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, (a) there is no pending or, to the Company’s Knowledge, threatened dispute in respect of employment matters with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (b) each of the Company and its Subsidiaries is in compliance with all applicable Laws of the PRC respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”), and (c) other than regular payments to be made in the ordinary course of business consistent with past practice or required by applicable Law, neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Employees.

4.16         Intellectual Property.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (ii) all of the registrations and applications included in the Company IP owned by, and, to the Company’s Knowledge, the Company IP exclusively licensed to, the Company and its Subsidiaries, are subsisting; and (iii) all of the Company IP are free and clear of any Lien other than Permitted Liens.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the conduct of the business of the Company and/or the conduct of the business of each of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any third party; and to the Company's Knowledge, no third party is infringing, diluting, misappropriating or otherwise violating any material Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(c)          The Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all material Trade Secrets, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of law.

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4.17         Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect; (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost; (c) as of the date hereof, neither the Company nor any of its Subsidiaries has received any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies in writing; and (d) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

4.18         Opinion of Financial Advisor. The Independent Committee has received the opinion of Roth Capital Partners, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Shares (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Independent Committee. It is understood and agreed that such opinion may not be relied on by Parent or Merger Sub.

4.19         Affiliated Transactions. Except for Mr. Hong and his Affiliates, no officer or director of the Company or any of its Subsidiaries or Affiliates, or any individual in such Person’s immediate family (a) is a party to or the beneficiary of any material agreement, contract, commitment or transaction with the Company or any of its Subsidiaries (other than this Agreement), (b) owns, directly or indirectly, any material interest in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor, lessor, lessee, supplier, distributor, sales agent or customer of, or lender to or borrower from, the Company or any of its Subsidiaries, (c) owns, directly or indirectly, in whole or in part, or has any right to use any tangible or intangible property that is owned by the Company or any of its Subsidiaries or that is used in or related to the operation of their respective businesses, or (d) receives any payment or other benefit from the Company or any of its Subsidiaries, has filed a cause of action or other claim against, or owes or has advanced any material amount to, the Company or any of its Subsidiaries.

4.20         Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Independent Committee, has engaged Roth Capital Partners as its financial advisor. The Company has made available to Parent and Merger Sub a complete and accurate copy of all agreements pursuant to which any financial advisor to the Company is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

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4.21         No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, Parent and Merger Sub acknowledge that neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

5.1           Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has made available to the Company complete and correct copies its memorandum and articles of association, or similar governing documents, as currently in effect.

5.2           Corporate Authority.

(a)          Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)          The board of directors of Parent, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the board of directors of Parent, the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub to effect the transactions contemplated by this Agreement.

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5.3           Financing.

(a)          Parent and Merger Sub have or will have available to them, as of the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Financing and the other transactions contemplated by this Agreement and to pay all related fees and expenses.

(b)          Parent has delivered to the Company a true, correct and complete copy of an executed Subscription Agreement (the “Subscription Agreement”) from the financial institution or institutions identified therein (the “Lender”) to subscribe for exchangeable notes of Parent in an aggregate amount of $48,000,000, subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other transactions contemplated by this Agreement (the “Debt Financing”). Parent has delivered to the Company a true, complete and correct copy of an executed equity commitment letter (the “Equity Commitment Letter”) pursuant to which Mr. Hong has committed, subject to the terms and conditions set forth therein, to invest in Parent, the cash amount of $3,594,000 (“Equity Financing”). The Equity Commitment Letter and the Subscription Agreement are together referred to herein as the “Financing Documents”, and the Equity Financing together with the Debt Financing are referred to herein as the “Financing”. As of the date hereof, none of the Financing Documents have been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 6.9(a)), and the obligations and commitments contained in the Financing Documents have not been withdrawn or rescinded in any respect. As of the Closing, Parent or Merger Sub will have fully paid any and all commitment fees and other fees due under the Financing Documents that are payable on or prior to the Closing Date. Assuming (a) the Financing is funded in accordance with the Financing Documents and (b) Parent and Merger Sub are obligated to close pursuant to Section 2.2, Parent and Merger Sub will have at or prior to Closing funds sufficient to pay the aggregate Per Share Merger Consideration, the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 3.2(f), any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and related fees and expenses. The Financing Documents (a) are in full force and effect as of the date hereof and (b) constitute legal, valid and binding obligations of Parent, Merger Sub and, to the Knowledge of the Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception). No event has occurred, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under any of the Financing Documents. As of the date hereof, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Closing. The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein. There are no side letters or other agreements, contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Documents.

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5.4           Capitalization.

(a)          Other than as set forth in the Rollover Agreement and the Subscription Agreement, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, or other equity interests in, Parent or Merger Sub. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and is wholly owned by Mr. Hong; and Parent has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization pursuant to this Agreement and the Merger and the other transactions contemplated by the Transaction Documents.

(b)          As of the date hereof, the authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value US$1.0 per share, of which one share is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

5.5           Consents and Approvals; No Violations; Secured Creditors.

(a)          Except for (i) compliance with the applicable requirements of the Exchange Act, including, without limitation, joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing of one or more amendments to the Schedule 13E-3 with the SEC; and (ii) the filing of the BVI Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands pursuant to the BVI Companies Act and related documentation, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

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(b)          The execution, delivery and performance of this Agreement by Parent or Merger Sub do not, and the consummation by Parent or Merger Sub of the transactions contemplated hereby will not constitute or result in (i) any breach of any provision of the respective memoranda and articles of association (or similar governing documents) of Parent or Merger Sub or any of Parent’s Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of an obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub or any of Parent’s Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any Law applicable to Parent or Merger Sub or any of Parent’s Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(c)          Merger Sub does not have any secured creditors.

5.6           Litigation. As of the date hereof, (i) there is no suit, claim, action, proceeding or investigation pending or, to Parent’s or Merger Sub’s Knowledge, threatened against Parent or Merger Sub or any of their respective Affiliates, other than any such suit, claim, action, proceeding or investigation that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated by this Agreement and (ii) neither Parent nor Merger Sub nor any of its Affiliates is a party to or subject to the provisions of any Judgment of any Governmental Entity which would reasonably be expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

5.7           Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub or any of their Affiliates, other than Lazard Asia (Hong Kong) Limited, the fees and expenses of which will be paid by Parent.

5.8           Schedule 13E-3; Proxy Statement; Other Information. None of the information provided by Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto or, in the case of the Proxy Statement, at the time of each of (a) the mailing of the Proxy Statement or any amendments or supplements thereto and (b) the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For the avoidance of doubt, neither Parent nor Merger Sub makes any representations or warranties with respect to any information supplied by the Company or any of the Company’s Representatives for inclusion or incorporation in the Proxy Statement or the Schedule 13E-3.

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5.9           Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. As of the Effective Time and immediately after giving effect to all of the transactions contemplated hereby, including the Financing (and any Alternate Financing, if applicable) and the payment of the aggregate Per Share Merger Consideration, the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 3.2(f), all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and all related fees and expenses, assuming (a) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (b) the accuracy of the representations and warranties of the Company set forth in Article IV (for such purposes, such representations and warranties shall be true and correct in all material respects), the Surviving Company will be solvent, as such term is used under the Laws of the British Virgin Islands.

5.10         Ownership of Securities. None of Parent, Merger Sub or any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except for the Founder Shares.

5.11         Voting Agreement; Rollover Agreement. Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a true, complete and correct copy of (a) a voting agreement (the “Voting Agreement”) pursuant to which the parties thereto have agreed, among other things, to vote all Shares owned by them at the time of the Shareholders’ Meeting in favor of the Merger, and (b) a contribution agreement (the “Rollover Agreement”) pursuant to which (i) the Founder has agreed, among other things, to have the Founder Shares cancelled for nil consideration in connection with the Merger in exchange for newly issued shares of Parent at or prior to the consummation of the Merger and vote all the Founder Shares at the Shareholders’ Meeting in favor of the Merger, and (ii) each Rollover Shareholder thereto has agreed, among other things, (A) that their legal and beneficial ownership with respect to the Rollover Shares owned by such Rollover Shareholder shall survive the Merger, and (B) to waive any right to receive any Per Share Merger Consideration with respect to the Rollover Shares. Each of the Voting Agreement and the Rollover Agreement is in full force and effect as of the date of this Agreement and constitute legal, valid and binding obligations of Parent, and, to the Knowledge of Parent, the other parties thereto.

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5.13         Certain Arrangements. As of the date hereof, other than the Transaction Documents, there are no Contracts, agreements, arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the Company or the transactions contemplated hereby or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve the Merger or has agreed to vote against any Superior Proposal.

5.14         Buyer Contracts. Other than the Transaction Documents, there are no side letters or other oral or written Contracts relating to the transactions contemplated by this Agreement between two or more of the following Persons: Mr. Hong, Lender or any of their respective Affiliates (excluding the Company and its Subsidiaries) (the “Buyer Group Parties”).

5.15         Non-Reliance on Company Estimates. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto; provided that, nothing contain in this Section 5.15 shall be deemed to limit the representations and warranties of the Company set forth in Article IV.

5.16         No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article V, the Company acknowledges that neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

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ARTICLE VI

COVENANTS

6.1           Conduct of Business Pending the Merger.

(a)          Operation of the Company’s Business. Except (i) as required by applicable Law, (ii) as set forth in Section 6.1 of the Company Disclosure Schedule, (iii) expressly permitted by this Agreement or (iv) with the prior written consent of Parent or Merger Sub, the Company covenants and agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the business of the Company and its Subsidiaries shall be conducted only in the ordinary course and, to the extent consistent therewith, the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations substantially intact and maintain its existing relations and goodwill with Governmental Entities, key customers, suppliers, distributors, creditors, lessors, employees and other Persons with whom the Company has material business relationships. Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law; (B) as set forth in Section 6.1 of the Company Disclosure Schedule; or (C) as Parent may approve in advance in writing (which approval shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its Subsidiaries to, directly or indirectly:

(i)          adopt or propose any change in the memorandum and articles of association or similar organizational documents of the Company or any of its Subsidiaries;

(ii)         (A) effect any scheme of arrangement, merger or consolidation of the Company or any of its Subsidiaries with any other Person, except for any such transactions among Wholly Owned Subsidiaries of the Company that are not obligors or guarantors of third party indebtedness, or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing material changes or material restrictions on any assets, operations or businesses of the Company and the Subsidiaries;

(iii)        acquire, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) in the ordinary course of business, (it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary course of business) or (B) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of US$5,000,000 in any transaction or related series of transactions or acquisitions;

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(iv)        issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any share capital of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any share capital, or any options, warrants or other rights of any kind to acquire any share capital or such convertible or exchangeable securities, other than in connection with (A) the exercise of Company Options or RSUs in accordance with the Stock Plan or (B) pursuant to Contracts in effect as of the date hereof or granted in compliance with Section 6.1(xix);

(v)         create or incur (x) any Lien on any Company IP owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (y) any Lien on any other assets of the Company or any of its Subsidiaries, which assets have a value in excess of US$3,000,000 in each case, other than Permitted Liens;

(vi)        make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect Wholly Owned Subsidiary of the Company) except pursuant to Contracts in effect as of the date hereof which have been filed as exhibits to the Company Reports filed with the SEC;

(vii)       declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its share capital (except for dividends paid by any Subsidiary to the Company or to any other Subsidiary and periodic dividends and other periodic distributions by Non-Wholly-Owned Subsidiaries in the ordinary course consistent with past practices), or enter into any Contract with respect to the voting of its share capital;

(viii)      reclassify, split, combine, subdivide, directly or indirectly, any of its share capital or securities convertible or exchangeable into or exercisable for any of its share capital;

(ix)         incur, alter, amend or modify, any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company, other than the incurrence or guarantee of indebtedness in the ordinary course of business not to exceed US$5,000,000 in the aggregate, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice;

(x)          issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

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(xi)         make or authorize any capital expenditure in excess of US$5,000,000, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

(xii)        make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xiii)       settle any Action before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) entered into in the ordinary course of business consistent with past practice, (B) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding US$3,000,000 and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiv)      engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xv)       create any new Subsidiaries;

(xvi)      enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(xvii)     make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xviii)    (A) with regard to material Intellectual Property owned or licensed by the Company or any of its Subsidiaries, transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than licenses or other Contracts granted in the ordinary course of business, or cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of US$3,000,000 in the aggregate, in each case, other than pursuant to Contracts in effect as of the date hereof;

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(xix)       except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as set forth in Section 4.9 of the Company Disclosure Schedule, as otherwise required by applicable Law or in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any employee, consultant or director of the Company or any of its Subsidiaries, (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its Subsidiaries, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, in each case, (D) establish, adopt, materially amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already required in any such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or

(xx)        agree, authorize or commit to do any of the foregoing.

(b)          Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this and Agreement in accordance with Article VIII, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger or the Financing becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

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(c)          No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

6.2           Acquisition Proposals.

(a)          No Solicitation or Negotiation. The Company agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall instruct and cause its and its Subsidiaries’ respective affiliates, officers, directors, employees, agents, consultants, investment bankers, lenders, attorneys, accountants and other advisors or representatives (collectively “Representatives”) not to, directly or indirectly:

(i)          initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

(ii)         otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)          Notwithstanding anything to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, if the Company has otherwise complied in all respects with Section 6.2(a), (i) following receipt by the Company of an Acquisition Proposal from any Person, the Company and its Representatives may contact such Person solely in order to (A) clarify and understand the terms and conditions of any Acquisition Proposal made by such Person so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) notify such Person of the restrictions of this Section 6.2; and (ii) the Company may (A) provide information in response to a request therefor by a Person (other than any Affiliate of the Company) who has made such an Acquisition Proposal that the Independent Committee believes in good faith to be bona fide if the Company receives from the Person so requesting such information an executed confidentiality agreement containing terms at least as restrictive with respect to such Person as those contained in Section 9.12; and promptly discloses (and, if applicable, provides copies of) any such information to Parent and Merger Sub to the extent not previously provided to Parent and Merger Sub; (B) engage or participate in any discussions or negotiations with any Person who has made such an Acquisition Proposal of the type described in clause (ii)(A) above; or (C) after having complied with this Section 6.2(b), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; provided, however, that (x) in each such case referred to in clause (ii)(A) or (ii)(B) above, the Independent Committee has determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal; and (y) in the case referred to in clause (ii)(C) above, the Independent Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

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(c)          No Change of Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and the Independent Committee shall not:

(i)          withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub the Company Recommendation with respect to the Merger; or

(ii)         except as expressly permitted by, and after compliance with, Section 8.3(a), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than confidentiality agreement(s) referred to in Section 6.2(b) entered into in compliance with this Section 6.2) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company, based on the recommendation of the Independent Committee, may (x) withhold, withdraw, qualify or modify the Company Recommendation and/or authorize the Company to terminate this Agreement pursuant to Section 8.1(d)(ii) or (y) approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 6.2 and made after the date of this Agreement and/or authorize the Company to terminate this Agreement pursuant to Section 8.1(d)(ii) or enter into an Alternative Acquisition agreement with respect to such Superior Proposal, in each case, if the board of directors of the Company (acting through the Independent Committee) determines in good faith, after consultation with outside legal counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Laws (a “Change of Recommendation”); provided, however, that prior to making any Change of Recommendation, (i) the Company and the Independent Committee shall give the Parent and Merger Sub at least five Business Days written notice advising that the Company (acting through the Independent Committee) (the “Notice of Superior Proposal”) currently intends to take such action and the basis therefor, including all required information under Section 6.2(f), (ii) during the five Business Day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the five Business Day period, the Company shall determine in good faith, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2 and shall require a new Notice of Superior Proposal to the Parent and Merger Sub as contemplated by Section 6.2(f); and the Company shall be required to comply with the requirements of this Section 6.2 fully with respect to such amended Acquisition Proposal.

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(d)          Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation, Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 8.1(c) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Company Recommendation).

(e)          Existing Discussions. The Company agrees that it will: (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; (ii) take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 6.2(e) of the obligations undertaken in this Section 6.2; and (iii) promptly request each Person that has executed a confidentiality agreement in connection with such Person’s consideration of acquiring the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(f)           Notice. The Company agrees that it will promptly (and, in any event, orally within 24 hours and in writing within 48 hours) notify Parent and Merger Sub if any proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and whether the Company has any intention to provide confidential information to such Person, and thereafter shall use reasonable best effort to keep Parent and Merger Sub informed, on a reasonably current basis (and in any event orally, within 24 hours and in writing within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such Acquisition Proposal, indication, inquiry or request and of any material changes in the status and terms of any such Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall promptly (and in any event, orally within 24 hours and in writing within 48 hours) notify Parent and Merger Sub if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 6.2. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent or Merger Sub.

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6.3           Preparation of the Proxy Statement and Schedule 13E-3. As soon as reasonably practicable following the date of this Agreement, the Company shall, with the assistance and cooperation of Parent and Merger Sub, prepare the Proxy Statement and cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after having cleared the SEC comments on the Schedule 13E-3. The Company, Parent, Merger Sub and their Affiliates shall prepare and file the Schedule 13E-3 with the SEC. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each of Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement and the Schedule 13E-3. Without limiting the generality of the foregoing, each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates required by the Exchange Act to be set forth in each of the Proxy Statement and the Schedule 13E-3. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Schedule 13E-3 as promptly as reasonably practicable after receipt thereof. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement and the Schedule 13E-3 which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Parent of the receipt of any comments from the SEC with respect to the Schedule 13E-3 and any request by the SEC for any amendment to the Schedule 13E-3 or for additional information in connection therewith. Each party will promptly provide other parties with copies of all correspondence between such party and the SEC with respect to the Schedule 13E-3. Prior to (i) in the case of Schedule 13E-3, the filing of Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto or (ii) in the case of the Proxy Statement, the mailing of the Proxy Statement (or any amendment or supplement thereto), each of the parties hereto and their respective counsel shall be given reasonable opportunity to review and comment on the Schedule 13E-3 and the Proxy Statement, as the case may be. If, at any time prior to the Effective Time, a party hereto has discovered any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers that should be set forth in an amendment or supplement to the Schedule 13E-3 or the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, such party shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

6.4           Shareholders’ Meeting. Subject to Section 6.2 and Article VIII, the Company will take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to convene an extraordinary general meeting (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 (including the Proxy Statement) to consider and vote upon the approval of this Agreement and the Merger; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Shareholders’ Meeting (i) with the written consent of Parent; (ii) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting; or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the board of directors of the Company has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting. Subject to Section 6.2, the Company shall include the Company Recommendation in the Proxy Statement and use its reasonable best efforts to obtain the Requisite Company Vote.

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6.5           Filings; Other Actions; Notification.

(a)          Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub and their respective Representatives shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, executing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b)          Information. The Company, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c)          Status. Subject to applicable Laws and as required by any Governmental Entity, the Company, on the one hand, Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give reasonably prompt notice to Parent and Merger Sub of any change, fact or condition that would reasonably be expected to result in a Material Adverse Effect or of any failure of any condition to Parent’s and Merger Sub’s respective obligations to effect the Merger. Parent and Merger Sub shall give reasonably prompt notice to the Company of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger.

6.6           Access and Reports. Subject to applicable Law, upon reasonable advance notice from Parent, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access (so long as such access does not unreasonably interfere with the operations of the Company or its Subsidiaries), during normal business hours throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to Parent and their authorized Representatives all information concerning its business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing, none of Parent, Merger Sub or their Representatives shall have access to any books, records, documents or other information (i) to the extent that such books, records, documents or other information is subject to the terms of a confidentiality agreement with a third party (provided, however, that at the request of Parent, the Company shall use its reasonable best efforts to obtain waivers from such third parties), (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege or (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law. All information obtained by the parties pursuant to this Section 6.6 shall be kept confidential.

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6.7           Stock Exchange Delisting. Prior to the Effective Time, Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of The NASDAQ Global Market (“NASDAQ”) to cause the delisting of the Shares from NASDAQ and the deregistration of the Company under the Exchange Act as promptly as practicable after the Effective Time. At the request of Parent, the Company shall use reasonable best efforts to cooperate with Parent with the foregoing actions.

6.8           Publicity. The initial press release regarding the execution of this Agreement shall be a joint press release, mutually agreed upon by the Company and Parent. After the initial press release, so long as this Agreement is in effect, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9           Financing.

(a)          Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Documents, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Documents if such amendment, modification or waiver (i) reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless the Financing is increased by a corresponding amount or additional Financing is otherwise made available to fund such fees or original issue discount), or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provisions of the Financing Documents in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (y) adversely impact the ability of Parent to enforce its rights against other parties to the Financing Documents, in each of clauses (x) and (y) in any material respect. Each of Parent and Merger Sub shall use its reasonable best efforts (A) to maintain in effect the Financing Documents, (B) to satisfy, or cause its Representatives to satisfy, on a timely basis all conditions to funding in the Financing Documents and to consummate the Financing at or prior to the Closing to cause the Lender to fund the Debt Financing at the Closing, (C) to enforce its rights under the Financing Documents and (D) to comply with its obligations under the Subscription Agreement. Each of Parent and Merger Sub shall give the Company prompt notice of any actual breach or any potential material breach by any party under the Financing Documents or any material dispute or disagreement between or among any parties to the Financing Documents, of which Parent or Merger Sub becomes aware or any communications from the Lender or Mr. Hong to the effect that the Lender may not provide any portion of the Debt Financing contemplated by the Subscription Agreement. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Documents despite Parent’s reasonable best efforts to obtain the Financing, (A) Parent shall promptly notify the Company, and (B) Parent shall use its reasonable best efforts to arrange to obtain any such portion of the Financing from alternative sources, on terms that are no less favorable in the aggregate to Parent (the “Alternative Financing”), including entering into definitive agreements with respect thereto (the “New Financing Documents”), as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto. In connection with its obligations under this Section 6.9, Parent shall be permitted to amend, modify or replace the Financing Documents; provided, however, that the amendment, modification or replacement shall comply with this Section 6.9. Each of Parent and Merger Sub shall keep the Company informed of all the material steps for arranging the Alternative Financing, if applicable and provide to the Company copies of the material definitive agreements for the Alternative Financing.

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(b)          Prior to the Closing Date, the Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use its reasonable best efforts to, cooperate, in each case at Parent’s sole expense, in connection with the arrangement of the Financing as may be reasonably requested by the Lender or any alternative sources arranged by Parent in compliance with Section 6.9(a) (provided, however, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company and its Subsidiaries shall include, at the request of the Lender or any alternative sources arranged by Parent in compliance with Section 6.9(a), (i) delivering such officer’s and other certificates (and related documents thereto) as reasonably required by the Lender or any alternative sources arranged by Parent in compliance with Section 6.9(a) and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) entering into such agreements and arrangements as reasonably required the Lender or any alternative sources arranged by Parent in compliance with Section 6.9(a), including agreements to pledge, guarantee, grant security interests in, and otherwise grant Liens on, the Company’s or its Wholly Owned Subsidiaries’ assets; provided, however, that no obligation of the Company or its Wholly Owned Subsidiaries under any such agreement, pledge, guarantee or grant contemplated by this clause (ii) shall be effective until the Effective Time, (iii) using its reasonable best efforts to cause its independent registered public accountants to deliver such comfort letters as reasonably required by the Lender or any alternative sources arranged by Parent in compliance with Section 6.9(a), (iv) providing Parent as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as reasonably required by Parent, the Lender, or any alternative sources arranged by Parent in compliance with Section 6.9(a), (v) making the Company’s executive officers and other relevant employees reasonably available to assist the Lender providing the Debt Financing, and (vi) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit consummation of the Financing and the direct borrowing or incurrence of all proceeds of the Financing by the Surviving Company immediately following the Effective Time.

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(c)          Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.9 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives. Parent and Merger Sub acknowledge and agree that the Company and its Subsidiaries and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement.

6.10         Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

6.11         Indemnification; Directors’ and Officers’ Insurance.

(a)          The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors, officers or employees of the Company (the “Indemnified Parties”). The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the BVI Companies Act or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of five years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

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(b)          From and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such Subsidiary, or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the BVI Companies Act or any other applicable Law, including (x) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c)          The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Indemnified Parties covered as of the Effective Time by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Company be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. Alternatively, the Company may and, at Parent’s request, the Company will, purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 6.11(c) shall terminate.

(d)          If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Company, as the case may be, that are set forth under this Section 6.11 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.11.

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(e)          The provisions of this Section 6.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.11.

(f)          The agreements and covenants contained in this Section 6.11 shall not be deemed to be exclusive of any other rights to which any such Indemnified Parties is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under any such policies.

6.12         Resignations. To the extent requested by Parent in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors or officers of the Company or any Subsidiary of the Company designated by Parent.

6.13         Participation in Litigation. Prior to the Effective Time, Parent and Company shall give each other prompt notice, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.14         Actions Taken at the Direction of Mr. Hong. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article VI hereof, if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of Mr. Hong without the approval or direction of the Independent Committee; provided, that, the foregoing shall not include any action or inaction taken at the direction given by Mr. Hong in good faith in performing his duties as the chief executive officer of the Company.

6.15         Employee Benefits Matters.

(a)          Effective from and after the Closing Date, Parent shall cause the Surviving Company to (i) provide the Employees (A) with each term and condition of employment (including seniority and other service credit) and each type and amount of compensation and benefits required by applicable Law (whether as an absolute requirement or as a condition to avoiding any penalty, liability, obligation or expense) and (B) for at least the one-year period immediately following the Closing Date, other terms and conditions of employment (including seniority and other service credit) and types and amounts of compensation and benefits (excluding those items subject to clause (A), above) that are no less favorable, in the aggregate, to those provided by the Company or its Affiliates, in each case, immediately prior to the Closing Date.

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(b)          Nothing in this Section 6.15, express or implied, shall (i) confer upon any Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement, (ii) be construed to prevent Parent, the Surviving Company or their Affiliates from terminating or modifying to any extent or in any respect any benefit plan, or (iii) together with any other provision of this Agreement, establish, amend, or be deemed to amend, any benefit plan (including any Company Benefit Plan).

6.16         Capitalization of Merger Sub. Prior to the Closing, Parent and Merger Sub shall take, or shall cause to be taken, all actions reasonably necessary such that at the time of Closing, the authorized share capital of Merger Sub consists of 60,000,000 ordinary shares, no par value per share, of which no more than 16,136,000 ordinary shares shall be owned directly by Parent at the time of Closing.

ARTICLE VII

CONDITIONS precedent

7.1           Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a)          Shareholder Approvals. The Requisite Company Vote shall have been obtained.

(b)          No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect which restrains, enjoins or otherwise prohibits the consummation of the Merger (collectively, an “Injunction”).

7.2           Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “material” or references to Material Adverse Effect or words of similar import) as of the date hereof and as of the Closing Date as though made on or as of such date, except to the extent that (i) any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (ii) the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Notwithstanding the foregoing, the representations and warranties set forth in Section 4.2 shall be true and correct (except for de minimis inaccuracies) in all respects as of the date hereof and in all material respect as of the the Closing Date as though made on or as of such date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct (except for de minimis inaccuracies) as of such earlier date.

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(b)          Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          No Material Adverse Effect. Since the date hereof, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)          Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.2(a), (b) and (c).

7.3            Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “material” or words of similar import) as of the date hereof and as of the Closing Date as though made on or as of such date, except (i) to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (ii) the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, the representations and warranties set forth in Section 5.4 shall be true and correct (except for de minimis inaccuracies) in all respects as of the date hereof and the Closing Date as though made on or as of such date.

(b)          Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          The Company shall have received a certificate signed by an officer or director of each of Parent and Merger Sub certifying as to matters set forth in Section 7.3(a) and 7.3(b).

7.4            Frustration of Conditions Precedent. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement and consummate the Merger and other transactions contemplated by this Agreement.

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ARTICLE VIII

TERMINATION

8.1            Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote (except as otherwise expressly noted):

(a)          by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Independent Committee); or

(b)          by either of the Company or Parent:

(i)          if the Merger shall not have been consummated on or before August 13, 2013 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under this Agreement;

(ii)         if any Injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Injunction was primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under this Agreement; or

(iii)        if the Shareholders’ Meeting shall have been held and completed and the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c)          by Parent,

(i)          if the representations and warranties of the Company shall have become untrue after the date of this Agreement or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) cannot be cured by the Company by the Termination Date, or if capable of being cured, shall not have been cured within 30 Business Days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.3 not being satisfied; or

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(ii)         if (A) the board of directors of the Company shall have made a Change of Recommendation, (B) the board of directors of the Company approves or recommends any Acquisition Proposal other than the Merger, or (C) the Company or the board of directors of the Company, acting upon the recommendation of the Independent Committee, fails to include the Company Recommendation in the Proxy Statement; or

(d)          by the Company,

(i)          if the representations and warranties of Parent or Merger Sub shall be untrue or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 Business Days following receipt by the Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.2 not being satisfied;

(ii)         prior to the receipt of the Requisite Company Vote, the board of directors of the Company (upon recommendation of the Independent Committee) has effected a Change of Recommendation and/or authorized termination of this Agreement in order to enter into an Alternative Acquisition Agreement relating to a Superior Proposal; provided that the Company has complied in all material respects with Section 6.2; or

(iii)        if (A) all of the conditions to closing contained in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) and (B) Parent and Merger Sub fail to complete the Closing within five Business Days following the date the Closing should have occurred pursuant to Section 2.2.

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8.2           Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, managers, officers, shareholders, employees, agents or Affiliates, except that (i) this Section 8.2, Section 8.3, Article IX (in the case of Section 9.11, solely with respect to enforcement of the payment obligations in Section 8.3) shall remain in full force and effect and survive termination of this Agreement and (ii) nothing shall relieve any party from liability for fraud.

8.3            Termination Fee

.

(a)          In the event that:

(i)          (A) an Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii); and (C) within 12 months of the termination of this Agreement, any Acquisition Proposal by a third party is entered into, agreed to or consummated by the Company (in each case whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)); or

(ii)         this Agreement is terminated (A) by Parent pursuant to Section 8.1(c) or (B) by the Company pursuant to Section 8.1(d)(ii);

then, the Company shall pay Parent or (if so directed) its designee a cash amount equal to US$1,000,000 (the “Termination Fee”) by wire transfer of same day funds; provided, however, that the Company shall not be required to pay to Parent or its designee the Termination Fee in the event that (x) this Agreement is terminated pursuant to Section 8.3(a)(ii)(A) and (y) the circumstances that permit Parent to terminate this Agreement to Section 8.3(a)(ii)(A) were the proximate result of actions or inactions taken by the Company at the direction of Mr. Hong without the approval or direction of the Independent Committee. The Company shall pay the Termination Fee within five Business Days following such termination, in the case of a termination referred to in clause (ii), or within five Business Days after the earlier of the date on which an agreement is entered into with respect to an Acquisition Proposal or an Acquisition Proposal is consummated in the case of clause (i); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. Except as otherwise set forth in Section 9.11, the parties hereby agree and acknowledge that Parent’s right to receive payment of the Termination Fee shall be the sole and exclusive remedy available to Parent with respect to this Agreement and the transactions contemplated hereby. In the event that Parent or its designee shall receive full payment of the Termination Fee pursuant to this Section 8.3(a), the receipt of the applicable Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its former, current or future Representatives, Affiliates or Company Related Parties arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(a) shall limit the rights of Parent and Merger Sub under Section 9.11.

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(b)          In the event that the Company shall terminate this Agreement pursuant to Sections 8.1(d)(i) and 8.1(d)(iii), then Parent shall pay, or cause to be paid, to the Company a cash amount equal to US$2,000,000 (the “Parent Termination Fee”) by wire transfer of same day funds, within five Business Days following such termination. Except as otherwise set forth in Section 9.11, the parties hereby agree and acknowledge that the Company’s right to receive payment of the Parent Termination Fee shall be the sole and exclusive remedy available to the Company with respect to this Agreement and the transactions contemplated hereby. In the event that the Company shall receive full payment of the Parent Termination Fee pursuant to this Section 8.3(b), the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Financing Documents, the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any of their respective former, current or future Representatives, Affiliates or any Buyer Group Parties arising out of or in connection with this Agreement, the Financing Documents, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(b) shall limit the rights of the Company under Section 9.11.

(c)          Each of the parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that without these agreements the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 8.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

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(d)          The party desiring to terminate this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) shall give written notice of such termination to the other parties specifying the relevant provision(s) pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1            Non-Survival of Representations and Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained in Article III (Effect of the Merger on Issued Share Capital; Merger Consideration; Exchange of Certificates), (ii) Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (iii) those covenants and agreements contained in this Article IX (Miscellaneous and General) and (iv) those covenants and agreements contained herein to the extent that by their terms apply or are contemplated to be performed in whole or in part after the Effective Time, which shall survive the consummation of the Merger until fully performed.

9.2           Modification or Amendment. This Agreement may be amended with the approval of the respective boards of directors of the parties at any time (whether before or after the adoption of this Agreement by the shareholders of the Company); provided, however, that (a) in the case of the Company, the board of directors of the Company and the Independent Committee have approved such amendment in writing, and (b) after any such adoption of this Agreement by the Requisite Company Vote, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3            Waiver. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws and this Section. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

9.4            Governing Law and Venue.

(a)          This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the British Virgin Islands shall be subject to the Laws of the British Virgin Islands, the Laws of the British Virgin Islands shall supersede the Laws of the State of New York with respect to such provision.

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(b)          Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration.

(i)          The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC then in force (the “HKIAC Rules”).

(ii)         The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(iii)        Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s) shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(iv)        The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(v)         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.5            Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

(a)          If to Parent or Merger Sub:

c/o Yucheng Technologies Limited

Beijing Global Trade Center, Tower D

Floor 9, 36 North Third Ring Road East, Dongcheng District

Beijing 100013, P.R. China

Attention: Weidong Hong

Facsimile: +86 10 5913 7800

e-mail: hongwd@yuchengtech.com

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with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention: Peter Huang

Facsimile: +86 10 6535 5577

e-mail: peter.huang@skadden.com

(b)          If to the Company:

Yucheng Technologies Limited

Beijing Global Trade Center, Tower D

Floor 9, 36 North Third Ring Road East, Dongcheng District

Beijing 100013, P.R. China
Attention: Steve Dai

Facsimile: +86 10 9513 7800

e-mail: sdai@yuchengtech.com

with a copy to (which copy shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23/F)

Jianguomenwai Da Jie

Chaoyang District, Beijing, P. R. China

Attention: Ling Huang

Facsimile: (852) 2160-1087

e-mail: lhuang@cgsh.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) one Business Day after being sent by courier or express delivery service or by facsimile, or (iii) three Business Days after being sent by first-class certified mail, return receipt requested, provided, however, that in each case the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party above (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

9.6            Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Schedule, the Guarantee, the Voting Agreement, the Rollover Agreement and the Financing Documents (and the New Financing Documents, if applicable), constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

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9.7            No Third Party Beneficiaries. Except as expressly set forth in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) of this Agreement, this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto. Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

9.8            Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance is determined by a court of competent jurisdiction to be invalid, illegal, void or unenforceable the remaining provisions hereof, shall, subject to the following sentence, remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination, that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

9.9            Interpretation; Absence of Presumption

.

(a)          For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules, exhibits and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation”; (iv) the word “or” shall not be exclusive; (v) references to a Person are also to its successors and permitted assigns; provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified (vii) references to any agreement, instrument or statute means such agreement, instrument or statute as from time to time amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein and (viii) all terms defined herein shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

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(b)          The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.10          Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.11          Remedies. Except as otherwise provided in Section 8.3(a) and (b), the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). Subject to the following sentence, (a) it is accordingly agreed that in the event of a breach (or threatened breach) of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity and (b) each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto, and any requirement under any Law to post security as a prerequisite to obtaining equitable relief. Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement or the Equity Commitment Letter and to enforce specifically the terms and provisions of this Agreement or the Equity Commitment Letter shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything herein to the contrary, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause Mr. Hong to fund the Equity Financing at the Effective Time shall be subject to the requirements that (i) all of the conditions in Sections 7.1 and 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), (ii) the Debt Financing (and any Alternative Financing, if applicable) has been funded or would be funded in accordance with the terms of the Subscription Agreement (and any New Financing Documents, if applicable) at the Effective Time if the Equity Financing is funded at the Effective Time and (iii) the Company has irrevocably confirmed that if the Financing (and any Alternative Financing, if applicable) is funded, then it would take such actions that are within its control to cause the consummation of the transactions contemplated by this Agreement to occur, and would have no reason to believe that such action will not be effective to cause such consummation. For the avoidance of doubt, while Parent or the Company may pursue both a grant of specific performance and the payment of the Termination Fee under Section 8.3(a) or the Parent Termination Fee under Section 8.3(b), as the case may be, under no circumstances shall Parent or the Company be permitted or entitled to receive both a grant of specific performance that results in a Closing and monetary damages, including all or any portion of the Termination Fee or the Parent Termination Fee, as the case may be.

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9.12          Confidentiality.

(a)          Prior to and during the term of this Agreement, each party has disclosed or may disclose to the other party Confidential Information. Subject to Section 9.12(b), unless otherwise agreed to in writing by the disclosing party, the receiving party shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than the receiving party’s Representatives (A) who are actively and directly participating in the consummation of the transactions contemplated by this Agreement and other Transaction Documents or who otherwise need to know the Confidential Information for the transactions contemplated by this Agreement and other Transaction Documents and (B) whom the receiving party will cause to observe the terms of this Section 9.12, and (ii) not to use Confidential Information for any purpose other than in connection with the transactions contemplated by this Agreement and other Transaction Documents. Each party acknowledges that such party shall be responsible for any breach of the terms of this Section 9.12 by such party or its Representatives and each party agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b)          In the event that the receiving party or any of its Representatives is required by Law to disclose any the Confidential Information, the receiving party will provide the disclosing party with prompt notice of such request or requirement in order to enable the disclosing party to seek an appropriate protective order or other remedy (and if the disclosing party seeks such an order, the receiving party will provide such cooperation as the disclosing party shall reasonably request), to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 9.12. In the event that such protective order or other remedy is not obtained, or the disclosing party waives compliance, in whole or in part, with the terms of this Section 9.12, the receiving party or its Representative will disclose only that portion of the Confidential Information that the receiving party is advised by counsel is legally required to be disclosed and will use such disclosing party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

9.13          Counterparts; Signatures. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NEW SIHITECH LIMITED

By:	/s/
Name: Weidong Hong
Title: Director

NEW SIHITECH ACQUISITION LIMITED

By:	/s/
Name: Weidong Hong
Title: Director

YUCHENG TECHNOLOGIES LIMITED

By:	/s/
Name: Yingjun Li
Title: Chairman, Independent Committee

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APPENDIX 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [●] 2012.

BETWEEN

(1)	New Sihitech Acquisition Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands on 5 July 2012, with its registered office situated at Start Chambers, PO Box 2221, Wickhams Cay II, Road Town, Tortola, British Virgin Islands (“Merger Sub”); and

(2)	Yucheng Technologies Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands on 17 November 2005 pursuant to the International Business Companies Act (Cap. 291) and [automatically re-registered under the BVI Business Companies Act, 2004 as amended, on 1 January 2007], with its current registered office situated at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Yucheng” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and Yucheng have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated 13 August 2012 made between New Sihitech Limited, Merger Sub and Yucheng, a copy of which is attached as Annex A to this Plan of Merger (and which constitutes part of this Plan of Merger) and under the provisions of Part IX of the British Virgin Islands Business Companies Act, 2004, as amended (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 170 of the Companies Law.

WITNESSETH

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are New Sihitech Acquisition Limited and Yucheng Technologies Limited.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be Yucheng Technologies Limited.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at [the offices of Offshore Incorporations Limited, PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands].

1

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Merger, Merger Sub was authorized to issue a maximum of [50,000] shares of US$[1.00] par value per share, of which one share has been issued, and such share is entitled to vote on the Merger.

5.	Immediately prior to the Merger, Yucheng was authorized to issue a maximum of [60,000,000] ordinary shares of no par value, of which [18,941,417][1] ordinary shares had been issued (all of which are entitled to vote on the Merger ) and [1,000,000] preference shares of no par value, of which nil had been issued.

6.	[The Surviving Company shall be authorized to issue a maximum of [●] shares of US$[●] par value per share.]

7.	In accordance with the terms and conditions of the Agreement:

(a)          On the Effective Date (as defined below), (i) Each ordinary share of Yucheng, other than any (x) Dissenting Shares (as defined in the Agreement), (y) Rollover Shares (as defined in the Agreement) and (z) Founder Shares (as defined in the Agreement), shall be cancelled in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement), (ii) all Founder Shares shall be cancelled for no consideration, (iii) all Rollover Shares shall remain issued and outstanding and shall survive the merger, and (iv) each share of Merger Sub shall be converted into and continue as an ordinary share of the Surviving Company.

(b)          Dissenting Shares shall be cancelled in accordance with Section 179 of the Companies Law upon payment of fair value for the Dissenting Shares unless any holders of Dissenting Shares fail to validly exercise or withdraw their appraisal rights in which event they shall receive the Merger Consideration.

8.	On the Effective Date the ordinary shares of the Surviving Company shall:

(a)           be entitled to one vote per share;

(b)          be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)          in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)          generally be entitled to enjoy all of the rights attaching to ordinary shares;

1 Note to Skadden: the number was as of December 31, 2011.

2

in each case as set out in the Memorandum of Association and Articles of Association of the Surviving Company.

EFFECTIVE DATE

9.	The Merger shall take effect on [●] 2012 (the “Effective Date”).

PROPERTY

10.	On the Effective Date the Surviving Company shall have all rights, privileges, immunities, powers, objects and purposes of each of the Constituent Companies, assets of every description, including choses in action and the business of each of the Constituent Companies, shall immediately vest in the Surviving Company and the Surviving Company shall be liable for all claims, debts, liabilities and obligations of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

11.	The Memorandum of Association and Articles of Association of Merger Sub immediately prior to the Effective Date, shall become the Memorandum of Association and Articles of Association of the Surviving Company on the Effective Date (save for references to the name, the registered office (which shall be at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands) and the registered agent (which shall be Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands)). A copy of the amended and restated Memorandum of Association and Articles of Association of the Surviving Company are attached as Annex B to the Plan of Merger.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

SECURED CREDITORS

13.

(a)          Merger Sub has no secured creditors; and

(b)          Yucheng has no secured creditors.

RIGHT OF TERMINATION

14.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

Each of the undersigned has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

3

For and on behalf of New Sihitech Acquisition Limited:

[Name]	Date:
Director

For and on behalf of YUCHENG TECHNOLOGIES LIMITED:

[Name]	Date:
Director

4

ANNEX A

(the “Agreement”)

5

ANNEX B

(the amended and restated “Memorandum and Articles of Association” of the Surviving Compan

6

ANNEX B: Opinion of ROTH Capital Partners, LLC as Financial Advisor

August 9, 2012

Independent Committee of the Board of Directors

Yucheng Technologies Limited

F9 Tower D, Beijing Global Trade Center,

36 North Third Ring Road East, Dongcheng District

Beijing, PRC 100013

Members of the Independent Committee:

ROTH Capital Partners, LLC (“we” or “ROTH”) understands that Yucheng Technologies Limited (“Yucheng” or the “Company”), New Sihitech Limited (“Sihitech” or “Parent”), a business company with limited liability incorporated under the laws of the British Virgin Islands and New Sihitech Acquisition Limited (“Merger Sub”), a business company with limited liability incorporated under the laws of the British Virgin Islands wholly-owned by Parent, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated August 7, 2012 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into Yucheng. Pursuant to the Merger, Yucheng will become a subsidiary of Parent, and each outstanding share of common stock, no par value per share, of Yucheng (“Yucheng Common Stock”), other than Excluded Shares (as defined in the Merger Agreement), will be converted into the right to receive $3.90 per share in cash (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We further understand that Mr. Weidong Hong and certain of his affiliates will contribute their shares of Yucheng Common Stock in exchange for ordinary shares of Parent pursuant to a Contribution Agreement (the “Contribution Agreement”) immediately prior to the effective time of the Merger. We also understand that the shares of Yucheng Common Stock owned by certain other shareholders of the Company (the “Rollover Shareholders”) will not be converted into the Merger Consideration in the Merger and will remain outstanding after consummation of the Merger. Concurrently with the execution of the Merger Agreement, Mr. Weidong Hong and certain of his affiliates, the Rollover Shareholders and certain other shareholders of the Company will enter into Voting Agreements (each, a “Voting Agreement”), pursuant to which they agree, subject to certain conditions and limitations, to vote all of their shares of Yucheng Common Stock as provided in the Voting Agreements.

You have asked for our opinion as to whether the Merger Consideration to be received by the holders of shares of Yucheng Common Stock (other than holders of Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than holders of Excluded Shares).

For purposes of the opinion set forth herein, we have, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Yucheng;

•	reviewed certain internal financial statements and other financial and operating data concerning Yucheng prepared by the management of Yucheng;

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Yucheng Technologies Limited

August 9, 2012

•	reviewed certain financial projections prepared by the management of Yucheng (the “Financial Projections”);

•	discussed the past and current operations, financial condition and the prospects of Yucheng with senior executives of Yucheng;

•	reviewed the reported prices and trading activity for Yucheng Common Stock;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	compared the financial performance of Yucheng and the prices and trading activity of Yucheng Common Stock with that of certain other publicly-traded companies we deemed comparable with Yucheng and its securities;

•	participated in certain discussions and negotiations among representatives of the Independent Committee, Parent and their financial and legal advisors;

•	reviewed the Merger Agreement, a draft Voting Agreement dated August 8, 2012, a draft of the Contribution Agreement dated August 8, 2012, a draft of the Exchangeable Notes Subscription Agreement dated August 8, 2012 between the Parent and CSOF Fintech Limited and CEL Fintech Limited (the “Subscription Agreement”), a draft of the Limited Guaranty dated August 8, 2012 by Mr. Weidong Hong in favor of Yucheng, a draft of the Equity Commitment Letter dated August 8, 2012 by Mr. Weidong Hong and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

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Yucheng Technologies Limited

August 9, 2012

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Yucheng, and formed a substantial basis for this opinion and have further relied upon the assurances of the management of Yucheng that information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Financial Projections, we have been advised by the management of Yucheng and assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Yucheng of the future financial performance of Yucheng and we express no view as to the assumptions on which they are based. In addition, we have assumed that the final executed Merger Agreement will not differ in any material respect from the draft Merger Agreement reviewed by us and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that (i) Parent and Merger Sub will obtain financing in accordance with the terms set forth in the Subscription Agreement, and (ii) the transactions and actions contemplated by the Contribution Agreement, Subscription Agreement and Voting Agreement will be consummated in accordance with each of their terms. We have also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on Yucheng or the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, accounting or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Yucheng and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration to be received by the holders of shares of Yucheng Common Stock in the Merger. Our opinion does not address the fairness of any consideration to be received by Mr. Weidong Hong or his affiliates or the Rollover Shareholders pursuant to the Merger Agreement or the Contribution Agreement or to the holders of any other class of securities, creditors or other constituencies of Yucheng. Our opinion does not address the underlying business decision of Yucheng to enter into the Merger or the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. To date, we have not been authorized to solicit and have not solicited indications of interest in a transaction with Yucheng from any party. We have not made any independent valuation or appraisal of the assets or liabilities (fixed, contingent or otherwise) of Yucheng, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Yucheng. We have not evaluated the solvency of Yucheng under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters. As you know, we are not legal experts, and for purposes of our analysis, we have not made any assessment of the status of any outstanding litigation involving the Parent and the Company and have excluded the effects of any such litigation in our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Independent Committee of the Board of Directors of Yucheng in connection with this transaction and will receive a fee for our services, half of which is contingent upon the closing of the Merger. The fee for this opinion is not contingent upon the consummation of the Merger. In addition, Yucheng has agreed to indemnify us for certain liabilities and other items arising out of our engagement.

ROTH is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Yucheng and the other parties to the Merger, and, accordingly, may at any time hold a long or a short position in such securities. ROTH and its affiliates may in the future provide investment banking and other financial services to Yucheng and Parent and their respective affiliates for which we would expect to receive compensation.

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Yucheng Technologies Limited

August 9, 2012

This opinion has been approved by a committee of ROTH investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Independent Committee of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Yucheng is required to make with the Securities and Exchange Commission in connection with this transaction in accordance with the terms of our engagement letter with the Independent Committee, if such inclusion is required by applicable law. In addition, ROTH expresses no opinion or recommendation as to how the shareholders of Yucheng should vote at the shareholders' meeting to be held in connection with the Merger and this opinion does not in any manner address the prices at which shares of Yucheng Common Stock will trade at any time.

On the basis of and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of shares of Yucheng Common Stock (other than the holders of Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than the holders of Excluded Shares).

Very truly yours,

ROTH Capital Partners, LLC

/s/ ROTH Capital Partners, LLC

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ANNEX C: British Virgin Islands Business Companies Act, 2004, as amended – Section 179

179.

(1).	A member of a company is entitled to payment of the fair value of his shares upon dissenting from

(a)	a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b)	a consolidation, if the company is a constituent company;

(c)	any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including

(i).	a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii).	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii).	a transfer pursuant to the power described in section 28(2);

(d)	a redemption of his shares by the company pursuant to section 176; and

(e)	an arrangement, if permitted by the Court.

(2).	A member who desires to exercise his entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorised by written consent of members without a meeting.

(3).	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the action is taken.

(4).	Within 20 days immediately following the date on which the vote of members authorizing the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorization or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action.

(5).	A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of his shares;

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and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with section 172.

(6).	A member who dissents shall do so in respect of all shares that he holds in the company.

(7).	Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

(8).	Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.

(9).	If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:

(a)	the company and the dissenting member shall each designate an appraiser;

(b)	the two designated appraisers together shall designate an appraiser;

(c)	the three appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorising the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d)	the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

(10).	Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11).	The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12).	Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 176 to redeem its shares.

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ANNEX D: Directors and Executive Officers of Each Filing Person

1.	Directors and Executive Officers of the Company

The Company is a company organized under the laws of the British Virgin Islands with its principal business address at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China. The telephone number of the Company’s principal executive office is +86 10 5913-7998. The name, business address, present principal employment and citizenship of each director and executive officer of the Company are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Weidong Hong	c/o Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013	Chairman of the Board and Chief Executive Officer	PRC

Shuo Zeng	c/o Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013	Director, Chief Operating Officer	PRC

Steve Shiping Dai	c/o Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013	Chief Financial Officer	USA

Jeffrey R. Williams	c/o Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013	Independent Director	USA

Tianqing Chen	c/o Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013	Independent Director	PRC

Yingjun Li	c/o Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013	Independent Director	PRC

Zhengong Chang	c/o Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013	Independent Director	Canadian

Ning Jia	c/o Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013	Independent Director	USA

2.	Directors and Executive Officers of Parent

Parent is a company organized under the laws of the British Virgin Islands with its registered address at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The telephone number of Parent’s principal executive office is +86 10 5913-7998.

Mr. Weidong Hong is the sole director of Parent. His business address is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, PRC. He is chairman of the board of directors and chief executive officer of the Company. He is a citizen of the PRC.

3.	Directors and Executive Officers of Merger Sub

Merger Sub is a company organized under the laws of the British Virgin Islands with its registered address at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The telephone number of Merger Sub’s principal executive office is +86 10 5913-7998.

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Mr. Weidong Hong is the sole director of Merger Sub. His business address is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China. He is chairman of the board and chief executive officer of the Company. He is a citizen of the People’s Republic of China.

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ANNEX E: FORM OF PROXY CARD

YUCHENG TECHNOLOGIES LIMITED

FOR USE AT THE EXTRAORDINARY GENERAL MEETING (“EGM”)

TO BE HELD ON ___________, 2012 (OR AT ANY POSTPONEMENT OR ADJOURNMENT THEREOF)

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

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